Form 20-F
period 2025-09-30
Pitanium Ltd
filed 2026-01-30
CIK 2046573

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______

For the transition period from ______ to ______

Commission file number: 001-42669

PITANIUM LIMITED

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation)

30F, Gravity, 29 Hing Yip Street,

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Wong Ying Yeung, Chief Executive Officer

30F, Gravity, 29 Hing Yip Street,

Kwun Tong, Kowloon, Hong Kong

Tel: +852 6297-5255

E-mail: US@pitanium.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	PTNM	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares, par value US$0.0001 each	20,012,500
Class B Ordinary Shares, par value US$0.0001 each	3,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1934. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“Articles of Association” refers to the articles of association of Pitanium adopted on October 22, 2024;
●	“BVI” refers to the British Virgin Islands;
●	“BVI Act” refers to the BVI Business Companies Act, 2004 (as amended);
●	“CAGR” refers to compounded annual growth rate, the year-on-year growth rate over a specific period of time;
●	“Class A Ordinary Shares” refers to the class A ordinary shares of Pitanium with a par value of US$0.0001 each;
●	“Class B Ordinary Shares” refers to the class B ordinary shares of Pitanium with a par value of US$0.0001 each;
●	“F&S” are to Frost & Sullivan, an independent industry consultant commissioned by our Company;
●	“F&S Report” are to the industry report on the overview of the industry in which our Company operates, prepared by Frost & Sullivan and commissioned by our Company dated December 16, 2024;
●	“Hong Kong dollar(s)”, or “HK$” refer to the legal currency of Hong Kong;
●	“Hong Kong” or “HKSAR” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan, Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China for the purposes of this annual report only;
●	“Memorandum” refers to the memorandum of association of Pitanium adopted on October 22, 2024;
●	“Memorandum and Articles of Association” refers to the Memorandum and the Articles of Association;
●	“Pitanium” and the “Company” refers to Pitanium Limited, a BVI business company with limited liability incorporated under the laws of BVI, and the holding company of our businesses;
●	“Operating Subsidiary” refers to Here We Seoul Limited, a company with limited liability incorporated under the laws of Hong Kong, and a wholly-owned subsidiary of Pitanium;
●	“Ordinary Shares” refers to Class A and Class B Ordinary Shares;
●	“PRC” refer to the People’s Republic of China, including Hong Kong and the Macau Special Administrative Regions of the People’s Republic of China;
●	“PRC government” are to the government and governmental authorities of Mainland China for the purposes of this annual report only;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“ Securities Act” are to the Securities Act of 1933, as amended;
●	“US$”, “$”, or “U.S. dollar(s)” refer to the legal currency of the United States;
●	“U.S.”, or “United States” refers to the United States of America;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and
●	“we”, “Group”, “us”, “or “our” refer to Pitanium Limited and its subsidiary.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended September 30, 2023, 2024 and 2025. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of Hong Kong dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

We use the average exchange rate for the year and the exchange rate at the consolidated balance sheet date to translate the operating results and financial position, respectively. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report are made at HK$7.7957 to US$1.00 for the year ended September 30, 2025 and HK$7.7829 to US$1.00 as of September 30, 2025, and at HK$7.8139 to US$1.00 for the year ended September 30, 2024 and HK$7.7698 to US$1.00 as of September 30, 2024, which were made reference to the exchanged rates at https://www.ird.gov.hk/eng/tax/bus_aer26.htm, which were published by the Inland Revenue Department of the Government of the Hong Kong Special Administrative Region of the People’s Republic of China. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

● general economic political, demographic and business conditions in China and globally;

● our ability to implement our business development strategies;

● the relationships with our existing and future business partners, customers and suppliers;

● our ability to raise additional capital in the future;

● the success of operating initiatives, including business development efforts and new product development by us and our competitors;

● the availability of qualified personnel and the ability to retain such personnel;

● the expected growth of the customer demand in beauty and personal care industry;

● competition in the beauty and personal care industry;

● changes in government policies and regulation;

● other factors that may affect our financial condition, liquidity and results of operations; and

● other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

In light of the significant uncertainties in these forward-looking statements, you should not regard these statement as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. As of the date of this annual report, our Class A Ordinary Shares are currently subject to a trading halt imposed by The Nasdaq Stock Market LLC (“Nasdaq”). See Item 3. Key Information—D. Risk Factors—Risks Related to the Trading Halt and Market Risks” in this annual report. Below please find a detailed discussion of the principal risks we face:

Risks Related to Our Business and Operations

Our Operating Subsidiary’s business success is dependent on its ability to upgrade and innovate its existing product offerings continuously, and failure to do so may compromise its competitive edge and reduce its market share.

The beauty and personal care industry is subject to changing consumer preferences and industry conditions. Our Operating Subsidiary’s success largely depends on its ability to consistently gauge tastes and trends and provide a balanced assortment of goods that satisfies customer demands in a timely and cost-effective manner. Our Operating Subsidiary has consistently devoted its efforts to designing and developing new products in order to upgrade and innovate its existing product offerings to maintain its market position. However, our Operating Subsidiary cannot assure you that such efforts will always be successful.

The upgraded products resulting from such efforts may not be well received by consumers, sometimes due to factors beyond our Operating Subsidiary’s control, including:

●	the introduction of more innovative, fashionable or effective products by competitors;

●	rapid advancements in product technologies that render our products less competitive or obsolete;

●	the inability of our OEM and ODM suppliers to apply the latest product technologies or manufacture products that meet desired performance or quality standards; and

●	fast-changing industry trends and consumer preferences that deviate vastly from our products style.

If our Operating Subsidiary fails to offer appealing products at competitive prices, does not respond effectively to consumer preferences, or does not maintain relationships with suppliers capable of supporting innovation, its business, results of operations and financial condition could be materially and adversely affected. In addition, replacing suppliers that fail to meet market requirements may be costly and time-consuming, and misjudging customer demand could result in increased procurement costs, inventory write-downs and reduced profitability.

Our future business plans may not be successfully implemented.

We intend to pursue growth by expanding into additional markets and increasing our presence on third-party media platforms. Such expansion involves risks and uncertainties, including increased competition, regulatory complexity, and operational challenges. These initiatives may require significant investments of time and resources, including marketing, platform fees, and operational costs. Our ability to successfully execute these initiatives may also be affected by factors beyond our control, such as consumer preferences and purchasing behavior in new markets and the policies of third-party platforms. In addition, expansion into new markets may expose us to unfamiliar legal, regulatory, tax, and compliance requirements, as well as increased risks related to logistics, customer service, and product quality control.

There can be no assurance that such expansion efforts will be successful or that we will be able to attract or retain users in new markets or on third-party platforms. If we are unable to effectively execute our business plans, or if our expansion initiatives fail to generate the anticipated customer adoption or returns, we may incur increased costs without corresponding revenue growth, which could adversely affect our business, financial condition, and results of operations.

As our brand matures and certain product categories approach saturation, new products may fail to generate meaningful incremental demand or growth.

As our brands PITANIUM and BIG PI become more established and our product portfolio expands, certain product categories may reach a mature or saturated stage, and it may be difficult to develop new products which are appealing to consumers. Newly introduced products may share similar characteristics, functionalities or positioning with certain existing offerings. This high degree of similarity in products may reduce the perceived differentiation and attractiveness, and limit their ability to attract new customers. As a result, we cannot assure you that our continued product development and innovation will translate into increased sales, expanded market share or sustained growth. If new products primarily substitute for existing products rather than expanding overall demand, our Operating Subsidiary’s future revenue growth and operating performance may be slower than anticipated.

Change in purchasing behavior from offline to online may affect our business and results of operations.

Following the emergence of online shopping and advancement in technology, customer purchasing behavior has increasingly shifted from offline retail channels to online channels. Through online channels, customers can access detailed product specifications, sourcing, pricing, appearance, raw materials used for the products, delivery methods, user-friendly payment methods, and can connect purchases with social media platforms and online marketplaces. As such, the retail sales of our Operating Subsidiary will be affected gradually. As a result of these industry trends, we have experienced a decline in the retail sales of our Operating Subsidiary through offline channels, and we expect this trend may continue.

While we have maintained an online presence and may seek to further develop our online sales channels, there can be no assurance that increased online sales will offset declines in offline sales or that we will benefit from the continued growth of e-commerce. Online channels are highly competitive and may involve additional costs as we expand, including platform fees, digital marketing expenses, logistics, and customer acquisition costs, which could adversely affect our margins.

Accordingly, our future operating results may be negatively affected if declines in offline sales are not adequately offset by growth in online sales, and we may continue to incur fixed operating costs, such as retail lease expenses, even as offline sales decrease.

Our recent improvement in gross profit margin may not be sustainable and could decline if we discontinue our current sourcing and packaging arrangements.

We have experienced a slight increase in our gross profit margin in recent periods, rising from 81.17% for the fiscal year ended September 30, 2024 to 83.02% for the fiscal year ended September 30, 2025. This increase was primarily attributable to a limited adjustment in our sourcing and procurement practices. In particular, we began to design and procure certain packaging components separately and have related products packaged by ourselves, rather than purchasing fully packaged finished goods with packaging costs embedded in supplier pricing. This change allowed us to achieve lower average purchase costs for certain packaging components.

There can be no assurance that the benefits associated with this sourcing adjustment will continue. The availability, pricing, and quality of separately sourced packaging components may fluctuate, and our OEM/ODM suppliers may not continue to accept or accommodate this arrangement on commercially favorable terms. In addition, operational, supply chain, regulatory, or quality considerations may cause us to modify, limit, or discontinue this sourcing approach and revert to purchasing fully packaged finished goods from suppliers.

Product quality is core to our Operating Subsidiary’s business. Any quality issues related to the products may result in a loss of customers and subject our Operating Subsidiary to product liability claims.

Our Operating Subsidiary’s reputation and customer trust heavily rely on the consistent quality of products. Any compromise in product quality or occurrence of side effects, whether due to manufacturing defects, supply chain issues, or inadequate quality control measures, could result in product returns or recalls and significantly impact its brand image, customer loyalty and market position. Our Operating Subsidiary has implemented a stringent quality control system supported by comprehensive quality control standards and standardized operating procedures to ensure the products are of high standard. However, the system may not always be successful in detecting defects, quality issues or side effects, especially if they originate from factors beyond our Operating Subsidiary’s direct control, such as raw material defects or issues with third-party suppliers.

In addition, our Operating Subsidiary is subject to a number of health and safety laws and regulations pertaining to the quality of the skincare, haircare, and cosmetic products. Our Operating Subsidiary cannot fully eliminate the risk of accidental contamination, biological or chemical hazards or personal injury during the process of testing, development and manufacturing of its products. In the event of such accidents, our Operating Subsidiary could face product liability claims and be held liable for damages and clean-up costs which, to the extent not covered by existing insurance or indemnification, could harm its business. Other adverse effects could result from such inability, including reputational damage. Furthermore, our Operating Subsidiary may be required to incur substantial costs to comply with current or future health and safety laws and regulations. These current or future laws and regulations may impair our Operating Subsidiary’s research, design, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions. Any of the foregoing could materially adversely affect its business, financial condition and results of operations.

As our Operating Subsidiary continues to innovate and expand its product range, it may encounter unforeseen quality issues with new products, whether arising from the use of new materials, technologies or production processes. The failure to detect, prevent, or control defects in products, as well as the delivery of defective products to customers, could lead to adverse reactions, personal injuries, product recalls, license revocation, regulatory fines, product liability claims or other potential liabilities. Any of these events could result in a loss of customers, incur significant legal costs or cause reputational damages, further materially and adversely affecting our Operating Subsidiary’s business, financial condition and results of operations.

Our Operating Subsidiary relies on certain OEM and ODM suppliers to design, develop and produce our products and its dependence on these external parties could expose it to additional risks.

Our Operating Subsidiary engaged certain OEM and ODM suppliers to participate in the design, development and production of products to optimize operational efficiency and diversify its product range. Our Operating Subsidiary selects OEM and ODM suppliers based on stringent criteria. However, our Operating Subsidiary cannot assure that its OEM and ODM suppliers will have sufficient capacity to meet the increasing demand for its products, which could result in delayed launch of new products and product delivery and harm its market reputation and consumer relationship. In addition, as OEM and ODM suppliers generally take one to six months to produce products, such production lead time may affect our Operating Subsidiary’s abilities to manage inventory and implement its demand planning policies and procedures to ensure that scheduled production meets anticipated market demand. Any material deterioration in our Operating Subsidiary’s relationships with such business partners, any significant business challenges faced by them, or any failure on their part to produce products consistent with its standards or in accordance with contractual or regulatory and requirements could affect its product quality or supply, cause consumer dissatisfaction harm the brands. Further, any leakage, plagiary or disclosure of confidential information during the process of design, development or production by OEM and ODM suppliers could damage our Operating Subsidiary’s reputation and jeopardize market competitiveness and may further subject us to legal proceedings and potential liabilities.

Any material shortage or delay in supply by our Operating Subsidiary’s suppliers or instability of their product quality, and any difficulty in maintaining its current relationships with its suppliers or finding replacements for its suppliers in a timely manner, could materially and adversely affect its business.

Our Operating Subsidiary relies on its selected suppliers for the production of its products. Our Operating Subsidiary procures its products mostly from overseas suppliers and a few domestic suppliers. The operations of its suppliers are vulnerable to business interruptions due to natural disasters, infectious diseases, or other catastrophic events, such as storms, fires, floods, earthquakes, typhoons, power shortages and failures, water shortages, hardware failures, outbreak of pandemic, terrorist attacks, wars or such other reasons which may or may not be foreseeable or otherwise within their control. If our Operating Subsidiary fails to timely replace its suppliers with qualified substitute that meets its stringent selection criteria, the occurrence of any such natural disasters or catastrophic events could cause material shortages or delays in the supply of products.

Moreover, although our Operating Subsidiary has strict quality standards for its products, it may not be able to monitor the production quality of its suppliers directly and effectively. If the suppliers fail to supply products in accordance with our Operating Subsidiary’s quality standards or product specifications, the delivery of suitable products may be delayed, which could harm its reputation and operations.

In addition, our Operating Subsidiary may not be able to identify sufficient numbers of suitable suppliers when it experiences significant increases in demand for its products or if it is required to replace its suppliers. If our Operating Subsidiary is unable to retain its suppliers or contract new suppliers at acceptable and reasonable terms in a timely manner, its business, financial condition and results of operations could be materially and adversely affected.

Our Operating Subsidiary’s business operations may be affected by risks related to logistics services providers.

Our Operating Subsidiary engages logistics service providers to delivers its products to customers. Disputes in or terminations of contractual relationships with logistics service providers could result in delayed delivery of products or increased costs. For the years ended September 30, 2023, 2024 and 2025, all products were delivered to the customers by external logistics service providers. Our Operating Subsidiary cannot assure you that it will be able to continue its relationships with current logistics service providers on acceptable terms, or it will be able to establish relationships with new logistics service providers. Any failure to maintain or develop good relationships with logistics service providers may inhibit its ability to offer products in sufficient quantities, on a timely basis, or at prices acceptable to its customers.

As our Operating Subsidiary does not have any direct control over its logistics service providers, it cannot guarantee the quality of their services. Delay in delivery, damage to products or other issues may cause our Operating Subsidiary to lose customers and sales may be tarnished. Any breakdown in our Operating Subsidiary’s relationships with its preferred logistics service providers, increase in the logistics service costs, or deficiencies in the services they provide may materially and adversely affect its business, financial condition and results of operations.

Any interruption in the operation of our Operating Subsidiary’s warehouses for an extended period may have an adverse impact on its business.

Our Operating Subsidiary primarily stores its products in warehouses operated by us. As of the date of this annual report, our Operating Subsidiary leased three warehouses located in Hong Kong. Any significant downtime arising from major and unexpected repairs or servicing of the warehouse that results in major disruptions to the operations could cause us to be unable to store products for an extended period and require our Operating Subsidiary to make significant unanticipated capital expenditures and/or delay the delivery of products. Though our Operating Subsidiary currently maintains insurance to cover its inventory loss and damages, the coverage may not be sufficient and the delay in delivery may not be recoverable under its existing insurance policies, and prolonged business disruptions could result in a loss of end customers. If any one or more of the above risks were to materialize, its financial condition and results of operations may be adversely affected. The warehouses where our Operating Subsidiary stores its products are also subject to a number of risks, such as fires, floods, explosions, natural disasters, third-party interference, disruptions in the power supply or power outages, war, terrorism and communal unrest, which could lead to a significant disruption to its operations or result in significant damages to its warehouses or inventories. These hazards could also result in personal injury or wrongful death claims and other damage to the warehouses. These disruptions may materially and adversely affect our Operating Subsidiary’s business, financial condition and results of operations.

Intense market competition has negatively affected, and may continue to negatively affect, our revenue and gross profit.

Our revenue decreased from HK$74,930,388 for the year ended September 30, 2024 to HK$66,080,673 (approximately US$8,476,554) for the year ended September 30, 2025, and our gross profit declined from HK$60,820,148 for the year ended September 30, 2024 to HK$54,858,332 (approximately 7,036,999) for the year ended September 30, 2025. These declines were driven in part by increased competition within our industry, as well as a challenging macroeconomic environment that led many customers to reduce budgets.

As competitive intensity increases, we may face continued pressure to reduce prices, offer more favorable terms, or accept lower margins in order to retain or attract customers. In addition, economic uncertainty may further constrain customer spending, which may adversely affected our pricing power and overall business volume. Continued economic uncertainty or further deterioration in market conditions may place additional pressure on us. If we are unable to compete effectively on pricing, service offerings, or perceived value, our business volume, revenue, gross profit, and results of operations may continue to be adversely affected.

Disruptions of our Operating Subsidiary’s supply chain could have a material adverse effect on its operating and financial results.

Disruption of our Operating Subsidiary’s supply chain capabilities due to trade restrictions, political instability, severe weather, natural disasters, public health crises such as pandemic, terrorism, global unrest, war, labor supply or stoppages, the financial and/or operational instability of key suppliers and carriers, or other reasons could impair the its ability to provide its products. To the extent it is unable to mitigate the likelihood or potential impact of such events, there could be a material adverse effect on its operating and financial results.

Failure to maintain optimal inventory level could increase our Operating Subsidiary’s operating costs or lead to unfulfilled customer demands, either of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Optimal inventory level is important to the success of our Operating Subsidiary’s business. Its inventory level is susceptible to various factors which are beyond its control, including, changing beauty or health trends, consumer needs, market demand, seasonality, and unexpected weather changes. In addition, if our Operating Subsidiary underestimate product demand, it may experience inventory shortages which may, in turn, result in unfulfilled customer demands, leading to a negative impact on customer experiences and its reputation. If our Operating Subsidiary fails to accurately anticipate and respond to the change in consumer needs and trend in a timely manner, there may be obsolete products in its inventories, which in turn may result in impairment of inventories. There can be no assurance that our Operating Subsidiary will be able to maintain optimal inventory level, and any such failure may have a material adverse effect on its business, financial condition, results of operations and prospects.

Our Operating Subsidiary may have difficulties in managing its marketing efforts and may face increased competition in its marketing efforts, which could materially and adversely affect its business and growth prospects.

The success in building up and maintaining our Operating Subsidiary’s brand recognition and enhancing customers’ confidence in its products depends significantly on the effectiveness of its marketing and promotional activities. It may face difficulty in managing its marketing efforts as its business expands. It currently has presence on an array of mainstream social media platforms, including Instagram, Facebook and YouTube, to ensure continuous and comprehensive customer exposure. If the overall traffic of any of these third-party marketing channels decreases, the traffic volume of the online shop may be consequently affected. Our Operating Subsidiary cooperates with advertising publishing partners such as major search engines and affiliate networks for traffic enhancement to launch products on our Operating Subsidiary’s online shop. In addition, our Operating Subsidiary implemented a customer membership program and friend rewards program to retain its existing customers. However, given the rapid changes of digital advertising, consumer preferences, the development of new forms of digital marketing and the different forms of social media in each of our Operating Subsidiary’s target countries and regions, it may have difficulties in adapting marketing techniques quickly and it may not sustain its customer acquisition rates, which may have a material and adverse effect on its business prospects.

As our Operating Subsidiary relies on social media to generate traffic to its online shop, it is subject to various rules, regulations, and requirements, regulatory or otherwise, governing social media activities, which could change or be reinterpreted to make it difficult or impossible for our Operating Subsidiary to comply. While our Operating Subsidiary has internal control policies in place to monitor the content it uploads to the social media platforms, and ensure compliance with the policies of these social media platforms, it cannot guarantee that its social media accounts will not be hacked, blocked, or banned, or these social media platforms will not come across disruptions which could lead to system interruptions, website slowdown or unavailability, delays in transaction processing or loss of data. As a result, our Operating Subsidiary may not be able to continue to attract or maintain interactions with its customers. Additionally, our Operating Subsidiary is not charged by the social media platforms for opening and operating its corporate user accounts, these social media platforms may start to implement fees relating to the use of all or part of the features under the said accounts, which may raise its operational costs and lower its profit margins overtime.

Our Operating Subsidiary’s website for the online shop may be excluded from or ranked lower in organic search results due to changes to search engines’ algorithms or terms of services.

Organic search results are not dependent on payments or marketing costs, but are the result of a search engine’s “organic listing.” Customers sourced through organic listings generate higher gross margins for our Operating Subsidiary as there are fewer marketing costs associated with transactions with these customers. Search engines will typically modify their algorithms to prevent manipulation of the rankings. Historically, search engines have not accepted payments to manipulate these rankings.

These algorithms may be confidential or proprietary information. If our Operating Subsidiary is unable to adapt quickly to algorithm changes, its marketing effectiveness may be adversely affected and it could suffer financially from a significant decrease in customer traffic and subsequent conversion rates. There is a risk that our Operating Subsidiary could violate a search engine’s terms of service by trying to improve its ranking. As a result, it could be excluded from a search engine’s organic listing. Such exclusion could significantly affect its ability to achieve higher gross margins which could have a material adverse effect on its financial and/or operational performance in the future.

Our success depends on the market recognition of our brands PITANIUM and BIG PI for offering quality beauty and personal care products and any damage to our brand name could materially and adversely affect our business and results of operations.

We believe our success is attributable to our brand names for offering quality beauty and personal care products. As of the date of this annual report, we have nine registered trademarks in Hong Kong, the PRC and the United Kingdom. The maintenance of our brand name and the public’s perception of our brand are critical to our success. Hence, any incident that damages our customers’ trust and confidence in our products may damage our brand value, which would in turn adversely affect the implementation of our expansion plan. As we continue to grow in size, expand our product range and extend our geographic reach, maintaining quality and consistency may become increasingly difficult and we cannot assure you that consumers’ confidence in the brands will not diminish. If consumers perceive or experience a drop in the quality of our products, our brand value could suffer, which could have a material adverse effect on our business. In addition, as our brands become more mature in the market, it may be difficult to develop new products which are appealing to consumers or may not be able to capture a significant revenue growth. See “—As our brand matures and certain product categories approach saturation, new products may fail to generate meaningful incremental demand or growth.”

We operate in a regulated industry, any changes in existing laws and regulations may affect our business operations.

Our Group is principally engaged in the beauty and personal care industry which are regulated by various laws and regulations in Hong Kong, for example, the Undesirable Medical Advertisements Ordinance (Chapter 231 of the Laws of Hong Kong); the Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong); the Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong); the Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong); the Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong); the Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong); and the Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong). We are also subject to the corresponding sub-legislations and regulations under the above ordinances. In compliance with the relevant legislations and regulations, our Group is required to obtain the necessary licenses, certificates or registration for the operation of our business. Such licenses and certificates may contain provisional requirements on the storage, labelling, advertising and importation of some of our products. Some of the laws and regulations mentioned above are subject to interpretation or amendments from time to time. Therefore, we cannot assure you that, for the implementation of our business plans and the introduction of any new product, we will be able to obtain all the necessary registrations, certificates and/or licenses. Any failure to comply with the above laws and regulations may give rise to fines, administrative penalties and/or prosecution against us, which may adversely affect our reputation, financial condition or results of operation.

Any loss of our senior management and failure to attract and retain qualified personnel could affect our operations and growth prospects.

The talent, experience and leadership of our senior management team are critical to the success of our business. In particular, Ms. Yuen Yi Young (“Ms. Young”) and Mr. Ying Yeung Wong (“Mr. Wong”), our co-founders, the chairwoman of the Board and the chief executive officer of our Company, have been pivotal to our success. Other members of our senior management team also have substantial experience and expertise in our business and have made significant contributions to our growth and success. In addition, our future success also depends substantially on our ability to recruit, train and retain qualified management, designers and other qualified personnel. For example, our business is dependent on our designers to create appealing, high quality and functional products. The departure of any of these individuals could have an adverse effect on our business and prospects. We may not be able to easily or quickly replace lost personnel and we may incur additional expenses to recruit, train and retain new hires. The unexpected loss of services of one or more of these individuals could also have a material adverse effect on us.

Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks may affect our business operations.

Our Operating Subsidiary’s operations are subject to uncertainties and contingencies beyond its control that could result in material disruptions in its operations and adversely affect its business. These include shortages of labor and materials, supply chain delays, accidents, epidemics, pandemics, natural disasters, fire, adverse weather conditions, political unrest, wars and terrorist attacks. If our Operating Subsidiary cannot take remedial actions in a timely manner, such as finding suitable alternative suppliers, service providers, or hiring additional staff to meet unexpected contingencies, any such events could cause our Operating Subsidiary to reduce or halt its operations, adversely affect business operations, increase costs and/or prevent it from delivering products, any one of which could materially and adversely affect its business, financial condition and results of operations.

In such an event, our Operating Subsidiary’s business operations may also be severely disrupted due to a negative impact on investor confidence and risk appetites, the fund-raising activities of issuers and proposed listing applicants, the macroeconomic conditions as well as the financial conditions in Hong Kong. Our Operating Subsidiary’s business operations, financial condition may be materially and adversely affected as a result.

Violation, infringement or any failure to protect our intellectual property rights could harm our business and competitive position.

Our product design works are critical to our success. We rely on copyright, trademark, service marks and trade secret laws, common law, statutory laws and regulations, and contractual arrangements to protect our intellectual property rights. We also enter into agreements with our employees and third-parties, including confidentiality agreements and non-disclosure agreements. These legal protection and agreements, however, may not effectively prevent disclosure of confidential intellectual property and we cannot assure that our efforts to protect our intellectual property rights will be adequate. Intellectual property protection may not be sufficient in the regions we operate and we cannot guarantee that we have entered into necessary agreements with all parties that have access to our proprietary information. Breach of such agreements may also result in lengthy and costly litigation with inadequate remedies available.

We may not be able to obtain all necessary trademark applications from all of the jurisdictions in which we operate our business. Failure to do so may subject us to litigation and there is no guarantee that we will prevail. Our intellectual property may be challenged by other parties. We cannot assure that we will be able to succeed in any such litigation and we may be forced to discard our proprietary information and technology that we have dedicated time and effort into. Any failure to adequately protect our intellectual property may lead to disclosure of our trade secrets, claim of ownership of our proprietary information by third parties and costly litigation. It could harm our competitive position and could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property disputes, which may result in significant legal cost and may disrupt our business and operations.

We depend, to a large extent, on our ability to effectively develop and maintain intellectual property rights relating to our business. However, we cannot assure that we will not be subject to claims and litigation in relation to any alleged infringement of trademarks, copyrights, designs or other intellectual property rights held by third parties, including our competitors. As we grow our business, expand our expertise and face increasing competition, we may be subject to an increased risks of intellectual property right claims and other assertions. If any claims are brought against us, we may be forced to defend our rights. Defending against intellectual property claims is costly and can impose a significant burden on our management and resources. Furthermore, there is no guarantee that the outcomes in all cases are favorable to us. Such intellectual property claims may also cause reputational harm and may dissuade potential customers from subscribing our services. If we were unsuccessful in these claims and were found to be in violation of any intellectual property rights, we may be subject to considerable licensing fees and damages, prohibited to continue using such intellectual property, and may be forced to redevelop substitutions which could require significant effort and expense. Any claims, regardless of its merits, would be time consuming and costly, and would materially adversely affect our business, financial condition and results of operations.

We are exposed to the risks relating to the commercial real estate rental market.

All our retail stores, office, warehouses and management accommodations were operated in the properties we leased from third parties.

As the property leasing market in Hong Kong is generally affected by a number of factors, such as buoyant market sentiments, local economy, population growth, interest rates, and government policies, etc., we cannot guarantee that our leases will be renewed upon expiry in accordance with the existing terms, such as without increase in rent, or other terms which are commercially acceptable to us.

In respect of our retail stores, if we cannot reach an agreement with the landlords for the renewal of the tenancy agreements upon their expiration on terms and conditions acceptable by us, we will have to close down the relevant retail store and look for a new commercial property in the vicinity to reopen the retail store. We cannot assure you that we can identify suitable properties in the vicinity thereof or compete with our competitors for suitable locations in prime shopping areas or major local shopping areas to open our retail stores. If that happens, we may have to move our existing retail stores to other locations, which would not only incur relocation costs, such as the renovation costs and payment of rental deposits, but may also lead to a loss of sales for the existing retail store that would have contributed during its period of cessation of business. We cannot assure you that the relocated retail stores can generate the same or more revenue and profit previously generated from the closed retail stores. In respect of our office or warehouses, if we cannot reach an agreement with the landlord for the renewal of the relevant tenancy agreement, we will have to relocate our office or warehouses and will cause material disruption to our business operations. Hence, any relocation of our retail stores, office and/or warehouses would have a material adverse effect on our business and operating results.

We may not be able to implement our business strategies and expansion plans effectively to achieve future growth.

As part of our business strategies and future plans, we intend to, amongst other, (i) enhance customer experience through launching a mobile application; (ii) develop a new line of products solely for home treatment; (iii) expand its product portfolio and explore new suppliers; and (iv) further enhance its marketing strategies.

While we have planned such expansion based on our outlook of the business prospects, there is no assurance that such expansion plans will be commercially successful or the actual outcome of those expansion plans will match our expectations. Any future development of our business is subject to the availability of resources and the constraints of market conditions which may be constantly changing. Any over-expansion could exert pressure on our limited managerial, operational and financial resources and may in turn pose risks to our operational and financial stability. For example, we may not be able to implement our expansion plans in a timely manner to support our business growth. Failure to manage our expansion plans properly may result in increased operational costs and lower profits than anticipated.

We rely on information technology systems to process transactions, summarize results, and manage our business. Disruptions in both our primary and back-up systems could adversely affect our business and operating results.

Our primary and back-up information technology systems are subject to damage or interruption from power outages, computer and telecommunications failures, viruses, phishing attempts, cyber-attacks, malware and ransomware attacks, security breaches, severe weather, natural disasters, and errors by employees. Though losses arising from some of these issues would be covered by insurance, interruptions of our critical business information technology systems or failure of our back-up systems could result in loss of design works, delay in design process or negatively impact customers resulting in damage to our reputation. If our critical information technology systems or back-up systems were damaged or ceased to function properly, we might have to make an investment to repair or replace them.

Further, information systems of our suppliers may be vulnerable to attacks by hackers and other security breaches, including computer viruses and malware, through the internet, email attachments and persons with access to these information systems. If our suppliers were to experience a system disruption, attack or security breach that impacts a critical function, it could result in disruptions in our supply chain, potential liability for damages to our customers, reputational damage and incremental costs, which could adversely affect our business, results of operations and profitability.

Successful cyber-attacks and the failure to maintain adequate cybersecurity systems and procedures could materially harm our operations.

We rely on information technology systems to support certain aspects of our business operations, including the operation of our official website, internal communications, data management, and interactions with customers, suppliers, and other third parties. For the year ended September 30, 2025 and as of the date of this annual report, we did not experience any cybersecurity incidents that resulted in an interruption to our operations, known losses of critical data, or otherwise had a material impact on our strategy, financial condition, or results of operations. However, cybersecurity incidents may be caused by intentional attacks, employee error, third-party service providers, or other events outside of our control, and the frequency and sophistication of such incidents continue to evolve.

Cyber-attacks designed to gain access to and extract sensitive information or otherwise affect or compromise the confidentiality, integrity, and availability of information, including phishing attempts, denial of service attacks, and malware or ransomware incidents, have occurred over the last several years at a number of companies and have resulted in, among other things, the unauthorized release of confidential information, material business disruptions, and negative brand and reputational impacts. Despite widespread recognition of the cyber-attack threat and improved data protection methods, cyber-attacks on organizations continue to be sophisticated, persistent, and ever-changing, making it difficult to prevent and detect these attacks. Like many other companies in the online retail space, we collect and store sensitive personal information about our customers, employees, suppliers, and service providers. We also rely on third-party service providers for critical business operations, including cloud storage, logistics, and payment processing, who may also handle such data.

Cyber-attacks, such as phishing, denial-of-service attacks, malware, and ransomware, continue to grow in frequency and sophistication. These incidents can lead to unauthorized access to confidential data, disruption of business operations, reputational damage, and potential legal and regulatory consequences. While we have implemented measures to detect and prevent such incidents, no system is immune, and there is no assurance that future breaches will not occur. If we or our third-party providers experience a significant data breach or system failure, it could materially and adversely affect our business, financial condition, and results of operations. See “Item 16K. Cybersecurity—Cybersecurity Risk Management and Strategy” for our measures implemented to detect and prevent such incidents.

Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and substantially harm our business and results of operations.

A significant challenge to operating an online shop is the secure transmission of confidential information over public networks. Currently, product orders and payments for products we offer are made through our websites and systems. In such transactions, maintaining complete security for the transmission of confidential information, such as our customers’ credit card information, personal information, as well as billing and delivery addresses, is essential to maintain consumer confidence in visiting and purchasing on our platforms.

We may not be able to prevent third parties, such as hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits or purchases on our platforms. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. Such confidential or private information may also be improperly accessed, tampered with or distributed by our employees due to non-compliance with our internal control policy. In addition, we have limited control or influence over the security policies or measures adopted by payment gateway companies through which some of our customers may elect to make payment for purchases at our website. Furthermore, our external logistics service providers companies may also violate their confidentiality obligations and disclose or use information about our customers illegally. If a significant data breach occurred, our reputation may be adversely affected, customer confidence may be diminished, or we may be subject to legal claims, or legal proceedings, including regulatory investigations and actions, may have a negative impact on our reputation, may lead to regulatory enforcement actions against us, and may materially adversely affect our business, operating results and financial condition. The loss, disclosure or misappropriation of our business information may materially adversely affect our business, operating results and financial condition. Further, legislative or regulatory action in these areas is evolving, and we may be unable to adapt our IT systems or to manage the IT systems of third parties to accommodate these changes. Finally, if a significant data breach occurred, our reputation could be materially and adversely affected, and confidence among our customers may be diminished.

For the years ended September 30, 2023, 2024 and 2025 and as of the date of this annual report, we have not received any claims related to breach of confidential information nor suffered any material adverse impact arisen therefrom. However, we cannot assure that in the future, we will not be required to allot significant resources and incur material expenses regarding such claims. Any negative publicity on our website’s safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

In addition, as such illegal online activities are relentless, significant capital and other resources may be required to ensure and enhance our information security or to address the issues caused by such security failure. Any perception by the public that e-commerce transactions are becoming increasingly unsafe or vulnerable could inhibit the growth of e-commerce and other online services generally, which may reduce the number of purchase orders we receive, and in turn materially and adversely affect our reputation, business, financial condition and results of operations.

Risk Related to the Trading Halt and Market Risks

Our Class A Ordinary Shares are currently subject to a trading halt imposed by Nasdaq, and there can be no assurance that trading will resume.

As of the date of this annual report, our Class A Ordinary Shares are currently subject to a trading halt imposed by The Nasdaq Stock Market LLC (“Nasdaq”) on October 18, 2025, subsequent to a temporary trading suspension order issued by the SEC on October 3, 2025 for the period from 4:00 a.m. ET on October 6, 2025, through 11:59 p.m. ET on October 17, 2025. While the Company is actively cooperating with Nasdaq and responding to all inquiries and requests in connection with the trading halt, there can be no assurance as to whether, when, or under what conditions trading in our Class A Ordinary Shares will resume. The determination to lift a trading halt is subject to Nasdaq’s discretionary review. A prolonged trading halt could materially and adversely affect investor confidence, market perception of the Company, and the liquidity of our Class A Ordinary Shares.

Companies whose securities have experienced trading halts or other significant trading disruptions may be subject to an increased risk of securities class action litigation. Although no assurance can be given that any such claims will be brought against us, the defense or resolution of actual or potential litigation could result in substantial legal expenses, increased insurance costs, diversion of management’s time and attention, and reputational harm, regardless of the ultimate outcome of any such proceedings.

The lack of liquidity in our Class A Ordinary Shares could adversely affect investors’ ability to buy or sell our shares and may result in significant price volatility or losses.

As of the date of this annual report, trading of our Class A Ordinary Shares remains subject to a trading halt and, as a result, our Class A Ordinary Shares lack liquidity. The absence of an active trading market limits investors’ ability to buy or sell our Class A Ordinary Shares and may prevent investors from realizing the value of their investment. In addition, the lack of observable market pricing for our Class A Ordinary Shares may complicate valuations, discourage potential investors or counterparties, and increase the risk of dilution in any future equity-linked transaction.

Even if trading were to resume in the future, there can be no assurance that an active, orderly, or sustained trading market for our Class A Ordinary Shares would develop or be maintained. The trading halt may result in increased price volatility, wide bid-ask spreads, or significant fluctuations in trading prices unrelated to our operating performance or financial condition. See “—Risks Related to Our Class A Ordinary Shares and the Trading Market—We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.”

If our Class A Ordinary Shares remain illiquid for a prolonged period, or if liquidity does not meaningfully improve following any resumption of trading, investors may be unable to realize the value of their investment and may suffer substantial losses.

The trading halt may reduce the attractiveness of our securities to future investors.

The trading halt, as well as any negative perceptions associated with it, may reduce investor interest in our Class A Ordinary Shares. As a result, even if trading in our Class A Ordinary Shares resumes, we may experience increased difficulty in raising additional capital on favorable terms, or at all. Limited access to capital markets could constrain our ability to fund operations, pursue strategic initiatives, or respond to changing market conditions, which could materially and adversely affect our business, financial condition, and prospects.

Even if trading in our Class A Ordinary Shares resumes, we may not be able to satisfy Nasdaq’s continued listing requirements, or be delisted from Nasdaq due to public interest concerns.

Even if trading in our Class A Ordinary Shares resumes, there can be no assurance that we will continue to meet all applicable Nasdaq continued listing standards. The trading halt itself, as well as market conditions or market reaction following any resumption of trading, may adversely affect our ability to comply with Nasdaq requirements, including those relating to minimum bid price, market value of publicly held shares, market value of listed securities, or other qualitative or quantitative criteria. Failure to regain or maintain compliance with these standards could result in additional compliance actions, further trading restrictions, delisting of our Class A Ordinary Shares from Nasdaq, or a significant decrease/fluctuation in share price.

In addition, under Nasdaq Listing Rule 5101, Nasdaq has broad discretionary authority to terminate the listing of securities, subject to a timely-requested hearing, if it determines that continued listing is not in the public interest, even if the issuer is in compliance with Nasdaq’s enumerated listing criteria. Even if trading in our Class A Ordinary Shares resumes, if Nasdaq determines that our continued listing is not in the public interest, Nasdaq may issue a determination letter to delist our Class A Ordinary Shares pursuant to its discretionary authority under Listing Rule 5101. In that event, even if we were to timely request a hearing with respect to Nasdaq’s determination to delist our Class A Ordinary Shares, Nasdaq may still impose an immediate halt on the trading of our Class A Ordinary Shares pursuant to Nasdaq Listing Rule 4120(a)(5) pending the outcome of such hearing.

Risks Related to Doing Business in the Jurisdiction Where We Operate

The PRC government may exercise significant oversight and discretion over the conduct of our business, and our Operating Subsidiary in Hong Kong may be subject to certain PRC laws and regulations, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Class A Ordinary Shares. Furthermore, the PRC legal system is evolving rapidly, and enforcement of certain laws, regulations and rules may further change or develop and thus our assertions and beliefs of the risk imposed by the Mainland China legal and regulatory system cannot be certain. There are risks that the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes us. In light of the foregoing, there are risks and uncertainties which we cannot foresee, and policies, rules and regulations and the enforcement of laws in the PRC can change quickly with little advance notice, and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

We have no operations in Mainland China. Our Operating Subsidiary is located and operates its business in Hong Kong, a special administrative region of the PRC. Pursuant to the Basic Law of Hong Kong (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of certain PRC laws and regulations to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political arrangement, or other unforeseeable reasons.

All of the legal and operational risks associated in operating in Mainland China also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to companies like our Operating Subsidiary and us, given the substantial operations of our Operating Subsidiary in Hong Kong and the PRC government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties which could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in Mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over Mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this annual report, as our Operating Subsidiary is located and operates in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate our initial public offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded.

The PRC government may exert oversight over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. The laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash or assets between the ultimate holding company and the Operating Subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. If such restrictions and limitations are imposed in the future, to the extent funds or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to the imposition of restrictions and limitations on the ability of us or our Operating Subsidiary by the PRC government to transfer cash or assets. As a result, it may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering it worthless. In light of the foregoing, there are risks and uncertainties which we cannot foresee, and policies, rules and regulations and the enforcement of laws in the PRC can change quickly with little advance notice. As such, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. There are risks that the PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers likes ourselves. If the PRC government intervenes or influences our current and future operations in Hong Kong, the PRC regulatory authorities may disallow our holding company structure, which would likely result in a material change in our operations and/or the value of our Class A Ordinary Shares, including that such a change could cause the value of such Ordinary Shares to significantly decline or become worthless. In addition, any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Class A Ordinary Shares.

Under our current corporate structure, our BVI holding company relies on dividend payments from our Hong Kong Operating Subsidiary to meet any cash and financing needs. Currently, there are no restrictions or limitations under Hong Kong law regarding the conversion of Hong Kong dollars into foreign currencies or the transfer of currencies out of Hong Kong. Additionally, the foreign currency regulations of Mainland China do not significantly impact the transfer of cash between our Company and our Hong Kong Operating Subsidiary.

However, if the Chinese government imposes controls on the convertibility of the RMB or Hong Kong dollar into foreign currencies and places restrictions on currency remittance out of the PRC, it could affect our Hong Kong Operating Subsidiary. Such controls may prevent our cash held in Hong Kong from leaving or restrict its use for business operations or dividend payments in the future. Any future restrictions could adversely affect our ability to finance cash requirements, service debt, or distribute dividends to our shareholders, particularly if our Operating Subsidiary generates cash or if assets (other than cash) are located in Hong Kong and need to be utilized for operations outside of Hong Kong.

There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law,” or the “PIPL,” which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations. Pursuant to the PIPL, personal data processors (“data processors”) shall meet one of the conditions in order to transmit personal information overseas for their business operations: (i) passing the security evaluation organized by the Cyberspace Administration of China (the “CAC”); (ii) acquiring personal information protection certification from the professional organizations regulated by the CAC; (iii) adopting the standard contract forms stipulated by the CAC when entering into contracts with overseas information receivers, setting forth the rights and obligations of the parties; and (iv) other conditions regulated by laws, regulations and the CAC. Prior to the cross-border provision of personal information of the natural persons, personal information processors shall obtain the approval of the corresponding natural persons and advise them of the overseas receiver’s name, contact information, processing purpose and methods, classification of personal information and information reception procedures, etc.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred outside the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. CAC has said that under the proposed rules companies holding data on more than one million users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which came into effect on March 31, 2023. Compared to the Draft Overseas Listing Regulations, the Trial Administrative Measures further clarified and emphasized that the comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year are accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China. On the same day, the CSRC held a press conference for the release of the Trial Administrative Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, provided the exemption from immediate filings for issuers that a) have been listed or have been registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Administrative Measures, b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, and c) will complete the overseas securities offering and listing before September 30, 2023. Nonetheless, such issuers shall carry out the filing procedures as required if they subsequently conduct refinancing or are involved in other circumstances that require filings with the CSRC. Furthermore, the Trial Administrative Measures and its supporting guidelines provide a negative list of types of issuers banned from listing overseas, the issuers’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

Furthermore, based on PRC laws and regulations effective as of the date of this annual report and subject to interpretations of these laws and regulations that may be adopted by Mainland China authorities, neither we, nor our Operating Subsidiary is required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the CAC or the CSRC because (i) both we and our Operating Subsidiary do not, directly or indirectly, own or control any entity or subsidiary in Mainland China, nor are we controlled by any Mainland Chinese company or individual directly or indirectly; (ii) both we and our Operating Subsidiary do not have any operations in Mainland China; (iii) both we and our Operating Subsidiary do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China; (iv) we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens and all of our revenues and profits are generated by the Operating Subsidiary in Hong Kong and we have not generated revenues or profits from Mainland China in the most recent accounting year that accounts for more than 50% of the corresponding figure in our audited combined financial statements for the same period; and (v) both we and our Operating Subsidiary will not be deemed to be an “Operator” or a “data processor” that are required to file for cybersecurity review by the CAC before listing in the United States, given that: (a) as of the date of this annual report, neither we nor our Operating Subsidiary operate an online platform that collects or processes personal information in Mainland China; and (b) as of the date of this annual report, neither we nor our Operating Subsidiary have been informed by any PRC governmental authority of being classified as an “Operator” or a “data processor” that is subject to CAC cybersecurity review.

However, given the uncertainties arising from the legal system in Mainland China and Hong Kong, including the enforcement of certain laws, regulations and rules may further change or develop and thus involves uncertainties, there remains significant uncertainty in the interpretation and enforcement of the Trial Administrative Measures, PIPL, relevant Mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our Operating Subsidiary and the listing of our Class A Ordinary Shares on the U.S. or other foreign exchanges. As the Trial Administrative Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we cannot assure you that when and whether we will be subject to such filing requirements, or will be able to get clearance from the CSRC in a timely manner, or at all, even though we believe that none of the situations that would clearly prohibit overseas listing and offering applies to us.

Although we are currently not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer securities, specifically, we are currently not required to obtain any permission or approval from the CSRC, the CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. There remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and the relevant PRC governmental authority may not take a view that is consistent with ours. Also, significant uncertainty exists in relation to the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our business operations and the listing of our Class A Ordinary Shares in the U.S. could be subject to cybersecurity review by the CAC, in the future. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be completed in a timely fashion or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, if the Trial Administrative Measures, Measures for Cybersecurity Review (2021), the PIPL, become applicable to us or our Operating Subsidiary in Hong Kong, our operation and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that our Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. If there is a significant change to the current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Class A Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Class A Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt any of our securities offerings before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for additional securities offerings in the future, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the CAC nor any other PRC authorities for our initial public offering in May 2025 or required to obtain regulatory approval regarding the data privacy and personal information requirements from the CAC nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfillment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPP”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfillment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so. See “Item 4. Information on the Company—B. Business overview—Regulation—Regulations Related to Personal Data.”

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities any additional securities offerings in the future. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Administrative Measures published by CSRC on February 17, 2023, which came into effect on March 31, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we may not be able to maintain the listing of our Class A Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Class A Ordinary Shares significantly decline or be worthless.

The enactment of the law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong, which represent substantially all of our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed into law the Hong Kong Autonomy Act (“HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current Chief Executives of HKSAR, Carrie Lam and John Lee, respectively. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions and any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary in Hong Kong, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiary’s operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC accepted conditions such as Hong Kong’s Basic Law. According to Article 18 of the Basic Law, national laws of the PRC shall not be applied in Hong Kong, except for those listed in Annex III to the Basic Law, such as the laws relating to the national flag, national anthem, and diplomatic privileges and immunities. The Basic Law guaranteed a high degree of autonomy for Hong Kong which ensured Hong Kong will retain its currency (the Hong Kong dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system.

However, if there are any changes in relation to the political arrangements which allows Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiary’s business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with our customers.

There are political risks associated with conducting business in Hong Kong.

All of our operations are in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all of our revenue from operations in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiary will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Hong Kong National Security Law that was passed in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump issued an executive order and signed into law the HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, Mainland China, and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

Because our business is conducted in Hong Kong dollars and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Since our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, our Class A Ordinary Shares offered in our initial public offering are denominated in United States dollars, we need to convert the net proceeds we receive into Hong Kong dollar in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our Operating Subsidiary to fund any cash and financing requirements we may have. In the future, to the extent funds or assets in the business are in Hong Kong or a Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our Operating Subsidiary by the PRC government to transfer cash or assets. Any limitation on the ability of our Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless.

Pitanium is a holding company incorporated in the BVI, and we rely on dividends and other distributions on equity paid by our Operating Subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. If our Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor are there any restriction on any foreign exchange to transfer cash between Pitanium and our Operating Subsidiary, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our Operating Subsidiary, to Pitanium and U.S. investors and amounts owed.

Currently, the PRC law and regulations and foreign currency control in Mainland China do not currently have any material impact on the transfer of cash or assets between Pitanium and our Operating Subsidiary, or vice versa. However, to the extent that cash and/or assets of the business are in Hong Kong or held by Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong in the future due to the imposition of restrictions and limitations by the PRC government on the ability of Pitanium or our Operating Subsidiary to transfer cash and/or assets. Any limitation, if imposed in the future, on the ability of our Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Class A Ordinary Shares or cause them to be worthless. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Class A Ordinary Shares, potentially rendering them worthless. Further, any limitation on the ability of our Operating Subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of the PRC, including Hong Kong.

Substantially all of our assets are located outside the United States and our principal business operation is conducted in Hong Kong. In addition, our directors and officers reside in Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws.

There are significant legal and other obstacles in the PRC to providing information needed for regulatory investigations or litigation initiated outside the PRC. Although the PRC authorities may establish a regulatory cooperation mechanism with the regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the Mainland China. While detailed interpretation of or implementation rules under the same article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within Mainland China may further increase difficulties faced by you in protecting your interests.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

Currently, our Operating Subsidiary’s operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers reside in Hong Kong, and a substantial portion of their assets are located in Hong Kong outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are a BVI business company with limited liability incorporated under the laws of the BVI. Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England and the wider Commonwealth, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under the BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, the BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can choose to rely on home country practice with respect to our corporate governance. If we choose to follow the BVI’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Such dual-class voting structure will limit your ability to influence corporate matters, and allow our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders, which could severely limit the ability of other shareholders to influence matters requiring shareholder approval and, as a result, we may take actions that our other shareholders do not view as beneficial.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, on a poll, holders of Class A Ordinary Shares will be entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, the two largest shareholders of our company, Ms. Young and Mr. Wong, also being our directors, beneficially own approximately 47.91% and 47.91% of the aggregate voting power of our issued and outstanding Class A and Class B Ordinary Shares, respectively; and together, 95.82% of the aggregate voting power, as of the date of this annual report. Although we are not considered a “controlled company” under Nasdaq corporate governance rules, if Ms. Young and Mr. Wong act together, they will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of significant corporate transactions, such as mergers, consolidations or sale of all or substantially all of the assets of our Company. For further information, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. The interests of our directors, officers, and principal shareholders, including Ms. Young and Mr. Wong, may not coincide with your interests, and it may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.”

We cannot predict the effect our dual-class structure may have on the market price of our Class A Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our ordinary shares would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A Ordinary Shares. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our ordinary shares, we may be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Future issuances of our Class B Ordinary Shares may be dilutive to the voting power of our Class A Ordinary Shareholders.

Future issuances of our Class B Ordinary Shares, which can be approved by our board of directors, could result in dilution to existing holders of our Class A Ordinary Shares. Such issuances, or the perception that such issuances may occur, could depress the market price of the Class A Ordinary Shares. In addition, there might be impact of the conversion of Class B Ordinary Shares on holders of Class A Ordinary Shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if any Class B holder retains their shares.

Risks Related to Our Class A Ordinary Shares and the Trading Market

If we fail to maintain the listing of our Class A Ordinary Shares with a U.S. national securities exchange, the liquidity and price of our Class A Ordinary Shares could be adversely affected.

Our Class A Ordinary Shares are currently listed for trading on the Nasdaq Capital Market. In order to maintain our listing on The Nasdaq Capital Market, we must comply with certain Nasdaq listing rules. If our Class A Ordinary Shares are delisted, our Class A Ordinary Shares may be eligible to trade on the OTC Bulletin Board or another over-the-counter market; however, such delisting could have an adverse impact on the liquidity and price of our Class A Ordinary Shares. Any such alternative would likely result in it being more difficult for us to raise additional capital through the public or private sale of equity securities and for investors to dispose of, or obtain accurate quotations as to the market value of, our Class A Ordinary Shares. In addition, there can be no assurance that our Class A Ordinary Shares would be eligible for trading on any such alternative exchange or markets.

Potential manipulation of the trading of our Class A Ordinary Shares by unknown persons through social media may result in a suspension of trading, adversely affect our fundraising ability, reputation and investor confidence, and cause substantial losses to you.

Since 2025 and up to the date of this annual report, certain companies have been suspended from trading by the SEC due to potential manipulation in the trading of their securities. Based on publicly available trading suspension orders, such manipulation may have been carried out through recommendations made by unknown persons on social media platforms, encouraging investors to purchase, hold and/or sell the companies’ securities and to post screenshots of their transactions. Pursuant to those orders, such manipulation appears to be designed to artificially inflate the price and trading volume of securities.

The trading of our Class A Ordinary Shares is suspended for the public interest and for the protection of investors due to similar reasons. As of the date of this annual report, we have increased our monitoring of social media platforms. However, because such activities may be conducted by unknown third parties and may not involve any misconduct by us or our management, our ability to prevent or mitigate these risks is limited, and we cannot assure you that we will be able to identify or respond to such incidents in a timely manner. In addition, our Class A Ordinary Shares generally have lower trading volume and liquidity compared to securities of mid-sized or large companies, which may make us more vulnerable to the effects of such incidents. Also see “—We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.”

Any suspension or perceived irregularity in the trading of our Class A Ordinary Shares arising from potential manipulation by unknown persons could adversely affect investor confidence, restrict our ability to raise capital in the public markets, and result in substantial losses to you.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after the securities offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of BVI law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by the directors. Under BVI law, a company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after the securities offering or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares, and you may even lose your entire investment in our Class A Ordinary Shares.

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board of the United States (“PCAOB”) for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the PRC. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in the PRC might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Our auditor, Enrome LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and is currently subject to inspection by the PCAOB on a regular basis. As of the date of this annual report, the PCAOB has not yet issued an inspection report for Enrome LLP.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a combined proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and the PRC could affect our ability to list our Class A Ordinary Shares, which could materially impair the market for and market price of our Class A Ordinary Shares.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The trading prices of our Class A Ordinary Shares are likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or under-performance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based U.S.–listed companies, which consequently may affect the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Class A Ordinary Shares.

Our Class A Ordinary Shares are currently subject to a trading halt imposed by Nasdaq. The trading halt has eliminated liquidity in our Class A Ordinary Shares for the duration of the halt period. There can be no assurance as to whether, when, or under what conditions the trading halt will be lifted. The continued trading halt, or any uncertainty surrounding its resolution, may adversely affect investor confidence, and negatively impact the market perception of our Company, regardless of our actual operating performance. If trading resumes, we cannot assure you that our Class A Ordinary Shares will not experience significant price volatility, including sharp price declines, increased bid-ask spreads, or abnormal trading volumes, which may not be related to our operating performance or financial condition.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	the general market reactions and financial market fluctuation due to the continuous Russo-Ukraine conflicts;

●	changes in the economic performance or market valuations of other financial services firms; political, social and economic conditions in Mainland China and Hong Kong;

●	actual or anticipated fluctuations in our financial results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates among Hong Kong dollar, Renminbi, and the U.S. dollar;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, other beneficial owners, professional parties we partner with, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, or directors;

●	potential market reaction following any trading resumption, market participation and liquidity; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Trading halts, heightened volatility, or sharp declines in trading price may increase the likelihood of investor scrutiny and litigation risk. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts ceases coverage of our Company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations. Despite recent reforms made possible by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act,” compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in the Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

Being a public company and these new rules and regulations make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are qualified as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

If we cannot satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we currently meet the continued listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;
●	reduced liquidity with respect to our securities;
●	a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;
●	limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. As a public company in the United States subject to the Sarbanes-Oxley Act of 2002, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future.

In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In the course of preparing our consolidated financial statements as of and for the year ended September 30, 2025 and in the course of auditing our consolidated financial statements as of and for the year ended September 30, 2025, we and our independent registered public accounting firm identified three material weakness in our internal control over financial reporting, in accordance with the standards established by the PCAOB. The PCAOB has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Item 15. Controls and Procedures—Disclosure Controls and Procedures.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot predict that they will be fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this annual report. In particular, in this annual report, we have only provided two years of audited financial statements and have not included all the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We cannot predict whether investors will find our Class A Ordinary Shares less attractive if we rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. (ii) the end of the fiscal year during which we have total annual gross revenues of US$1.235 billion or more, (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt, or (iv) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering in May 2025.

We are a “foreign private issuer” and a BVI company, and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements. In addition, we are not required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we are still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

We are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a BVI company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards. For example:

●	our independent directors do not need to hold regularly scheduled meetings in executive session (rather, all board members may attend all meetings of the board of directors);

●	we do not need to have: (i) a majority of independent directors, (ii) a nominating/corporate governance committee composed entirely of independent directors, and (iii) a compensation committee composed entirely of independent directors;

●	the compensation of our executive officers is recommended but not determined by an independent committee of the board or by the independent members of the board of directors; and our Chief Executive Officer is not prevented from being present in the deliberations concerning his compensation;

●	related party transactions are not required to be reviewed and we are not required to solicit member approval of stock plans, including: those in which our officers or directors may participate; share issuances that will result in a change in control; the issuance of our shares in related party acquisitions or other acquisitions in which we may issue 20% or more of our issued and outstanding shares; or below market issuances of 20% or more of our issued and outstanding shares to any person; and

●	we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

As of the date of this annual report, we rely on home country practice to be exempt from (i) the requirement to hold regularly scheduled executive sessions with independent directors; rather, all board members may attend all board meetings; and (ii) the requirement to hold an in-person annual meeting of shareholders for the election of directors and the transaction of other business customarily conducted at an annual meeting; rather, such actions may be completed by written consent of holders of a majority of our voting securities.

Although we do not currently plan to utilize other home country exemptions for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, would no longer be eligible for certain exemptions available to foreign private issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We qualify as a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, including as a result of expanded operations or the generation of substantial revenue in other markets. If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, would no longer be eligible for certain exemptions available to foreign private issuers, which could incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in the Ordinary Shares to significant adverse U.S. income tax consequences.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this annual report captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

Corporate History and Structure

Pitanium Limited (“Pitanium” or the “Company”) was incorporated as a BVI business company with limited liability on October 22, 2024 under the laws of the BVI. Pitanium has no material operation of its own, and we conduct operations through our Operating Subsidiary, namely Here We Seoul Limited. Here We Seoul Limited was incorporated as a company with limited liability under the laws of Hong Kong on December 9, 2013. As of the date of this report, Pitanium controls 100% of the equity interests in our Operating Subsidiary.

Pitanium’s issued share capital is a dual-class structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. As of the date of this annual report, Pitanium is authorized to issue a maximum of 500,000,000 Ordinary Shares in aggregate, divided into Class A Ordinary Shares with a par value of US$0.0001 each and Class B Ordinary Shares with a par value of US$0.0001 each. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all resolutions of the shareholders and have the same rights, except each Class A Ordinary Share shall entitle its holder to one (1) vote and each Class B Ordinary Share shall entitle its holder to twenty (20) votes.

On May 29, 2025, Pitanium entered into an underwriting agreement (the “Underwriting Agreement”) with Cathay Securities, Inc., as representative of the underwriters (the “Representative”), in connection with its initial public offering (the “IPO”) of 1,750,000 Class A Ordinary Shares, par value $0.0001 per share. The Company granted the Representative a 45-day over-allotment option to purchase up to an additional 262,500 Class A Ordinary Shares. On June 2, 2025, the Company closed the IPO, and the Representative concurrently partially exercised the over-allotment option to purchase 172,500 Class A Ordinary Shares. On June 13, 2025, the Representative further exercised the over-allotment option and purchased an additional 90,000 Class A Ordinary Shares.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal executive office is located at 30F, Gravity, 29 Hing Yip street, Kwun Tong, Kowloon, Hong Kong. The telephone number of our principal executive office is +852 6297-5255. Our registered agent in the BVI is Hermes Corporate Services (BVI) Ltd. Our registered office and our registered agent’s office in the BVI are both located at the office of Sixth (6th) Floor, Water’s Edge Building 1, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is 122 East 42nd Street, 18th Floor, New York, NY 10168.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Liquidity and Capital Resources.”

SEC maintains an Internet site, http://www.sec/gov, which contains reports, proxy and information statements, and other information regarding us.

B. Business overview

Overview

Our Operating Subsidiary is a retailer in Hong Kong focusing on the sale of its proprietary brand skincare and personal care products, especially haircare products, namely PITANIUM and BIG PI, online and offline. During the fiscal year ended September 30, 2025, our Operating Subsidiary operated six retail stores situated in premier shopping destinations in Hong Kong. This positioning not only enhances the brand’s visibility but also aligns it with the discerning tastes of its target demographic.

The brand “PITANIUM” was launched in 2019 and began by offering high-end skincare and haircare products to spas in Hong Kong. These brand products were later offered for sale to retail customers, allowing customers to enjoy the use of professional skincare and haircare products in the comfort of their homes, thereby promoting their health and well-being. The brand “BIG PI” was launched in 2023 and offers whole sets of products to its retail customers using different product formulas.

Our Operating Subsidiary emphasizes product design and development with an in-house product development team working closely with its original equipment manufacturing (“OEM”) and original design manufacturing (“ODM”) suppliers. It takes a proactive approach in expanding its product portfolio with a view to staying ahead of market trends and showcasing its ability to cater to the evolving needs of its customers.

In addition to representing various brands through its retail stores located in prime and major shopping areas in Hong Kong, our Operating Subsidiary operates and manages an online shop to display its best-selling products and the latest marketing and promotional initiatives on its home page. Our Operating Subsidiary regularly updates its online shop to keep customers abreast of its product offerings. Meanwhile, our Operating Subsidiary’s customers placed 68,406, 77,101 and 60,492 orders with the sales amounts of approximately HK$68,196,877 HK$74,964,698 and HK$66,080,673 (approximately US$8,805,666) for the years ended September 30, 2023, 2024 and 2025, respectively.

Going forward, we intend to continue expanding our product offerings, maintaining physical retail presence in prime and major shopping areas in Hong Kong, and leveraging evolving consumer purchasing behavior toward online shopping. We may expand our presence on additional third-party online or media platforms in the future. To the extent we further develop our online presence, we may also seek to enter additional geographic markets beyond Hong Kong. Such expansion involves risks and uncertainties, including increased competition, regulatory complexity, and operational challenges. See “Item 3. Key Information—D. Risk Factors” in this annual report.

Business Operations

Set out below is a diagram of our Operating Subsidiary’s operational flow:

Product design and development
Selection of OEM suppliers
Selection of ODM suppliers
We provide OEM suppliers with formula, design, specification of the product and packaging designs
We discuss with the OEM/ODM suppliers for possible enhancements and adjustment where necessary
• We provide the ideas and concepts of the products together with the packaging designs
• Through communication and exchange of ideas with the ODM suppliers, they generate formula, design, specification of the product
Quality control
We obtain samples of the products for sample testing and review by our quality control team
Once we confirm the finished products, we place purchase orders and OEM/ODM suppliers manufacture and package products under our own brands, and deliver to us
Our warehouse management team conducts inventory quality checks on the finished products
Warehouse, Orders and Delivery
Our warehouse management team is responsible for storing products and monitor the inventory level at our warehouse
Customers place orders on our online shop and make payments
Our warehouse management team checks the products against customer's orders and packs accordingly
Our warehouse management team arranges for third-party logistics service provider to deliver products to customers or to one of our retail stores for customer pick-up
Our warehouse management team arranges for third-party logistics service provider to deliver products to retail stores for inventory replenishment
Customer picks up his/her order at the retail store
Aftersales services
Sales representatives at the retail store and customer service team are responsible for responding to consumers' enquiries and complaints on a timely basis.

Product Design and Development

As of September 30, 2025, our co-founders and directors, Ms. Young and Mr. Wong, who have profound experience in the beauty and personal care industry in Hong Kong, shepherd our Operating Subsidiary’s creative and marketing team and product development team in designing, researching, and developing personal care, specialty haircare products, and beauty products. They are also dedicated to enhancing the functions and design of existing products as well as developing new products on an OEM and ODM basis.

Product Design and Development Process

Our product design and development process is thorough and time-intensive, with some products requiring up to two years of development before proceeding to final production. This approach ensures that every product undergoes testing and refinement before reaching our consumers, ensuring good quality, performance, and aesthetics, suitable for our customers. The product design and development process typically encompasses the following steps:

Comparable product analysis
We collect and analyze data on comparable leading market products, evaluating aesthetics, functionality and formula to gain industry insights.
Working with OEM suppliers
Working with ODM suppliers
Product Design and Development
Our team sets out specific criteria and standards required for the product, taking into consideration the skin, hair or health conditions of target customers. To match our brands' aesthetic, we would (i) adjust color temperature and brightness to create visual depth, (ii) ensure the smell is fragrant, (iii) the texture to create an appealing sensory experience. We also select packaging materials, design product packaging, and engage qualified suppliers for prototype development.
Design consultation
Our team determines the product design and development initiatives. Once the direction has been approved by our directors, the team presents the ideas and concepts of the products to the ODM supplier to determine the feasibility and practicality of creating such products. The team further collaborates in-depth with our ODM suppliers to establish the product development standards. The ODM suppliers are responsible for generating the formula, design, specification of the products.
Sample Testing
Our suppliers produces a batch of samples for testing. Our quality control team which comprise members of our senior management team and the research and development team tries the sample product. Our quality control team sorts and inspects the finished products to ensure the products are free from defects and meet all specified requirements. We discuss with the OEM/ODM suppliers for possible enhancements and adjustment where necessary.
Reports
We request laboratory test reports from the suppliers or submit the product to a third-party laboratory for testing. We also review the results of the trial use to determine whether the new product requires further adjustment or has fulfil the desired results.
Mass Production
Once we have confirmed the finished products, we proceed to mass production. We closely monitor the sales performance of our new products and consumer responses.
Continue to Enhance the Products' Formula and Design
We closely monitor the sales performance of our new products and consumer responses regularly. To this end, our digital system collects customer feedbacks using keywords searches such as comments on our products' functionality, color, texture and smell, to generate report for our design team to follow up. Based on the analysis of sales statistics and customer feedbacks of our products, we keep optimizing our product design and coordinating with relevant OEM/ ODM suppliers to improve their production technology, optimize our product portfolio, and further enhance our customer satisfaction.

Products

As of September 30, 2025, our Operating Subsidiary’s product portfolio comprised 102 stock-keeping units under both brands, including 59 units in skincare products, 16 units in haircare products, 11 units in cosmetic products, and 16 units in other products.

Our skincare portfolio includes several core products designed to address daily facial care needs, mainly include facial-care products such as serums, cleansing products, face masks and toners. Signature skincare products include The Pink Water (moisturizer), The Night Keeper (night mask), Turmeric + Pineapple Concentrate (brightening essence), Deep Eye Passion (eye serum), and Absorb-lutely Cleansing Formula (facial cleanser). As of September 30, 2025, skincare products were generally offered at retail prices ranging from approximately HK$780 to HK$1,480. These products typically have a shelf life of approximately 2.5 to 3 years from the date of manufacture.

Haircare products mainly include shampoo, conditioners, hair treatments, and hair masks. Our key haircare products include Pi-Shampoo, Pi-Cooling Conditioner, Pi-up Shampoo, Never Fragile Hair (hair serum), and Never Frizzy Hair (hair oil). As of September 30, 2025, haircare products were offered at retail prices generally ranging from approximately HK$480 to HK$1,280, reflecting differences in product format and package size. These products typically carry a shelf life of approximately 3 years from the date of manufacture.

Cosmetic products mainly include primer, compact powder, eyeliner, mascara and lipsticks. Representative products include Lash Out + Lash Loud (mascara), Pi-Brows (eyebrow pencil), Never Dusty Face (compact powder), Never Cake Face 2.0 (compact powder), and Pi-recovery Base 2.0 (sunscreen). Retail prices for cosmetic products generally ranged from approximately HK$298 to HK$820 as of September 30, 2025. Shelf life for cosmetic products varies by formulation and typically ranges from approximately 1.5 to 3 years from the date of manufacture.

Other products mainly include body-care products such as deodorant, makeup remover, cuticle oil, as well as health supplements, laundry detergents and dishwashing detergents. Signature offerings include Never Look Messy (makeup cloth), Pi-Puffer (makeup puff), Bye Bye Old You (home peeling treatment), Never Smell Bad (deodorant), and The Tooth Fairy (toothpaste). These products were generally offered at retail prices ranging from approximately HK$168 to HK$1,180, depending on product type. Shelf life for products in this category varies, typically ranging from approximately 2 to 5 years, with certain accessory items not subject to expiration.

Retail price information above reflects listed prices displayed on the online shop and retail shop as of September 30, 2025, prior to the application of any promotional discounts, and is provided for illustrative and reference purposes only. Actual retail prices may vary over time due to promotional activities, inventory considerations, or other commercial factors. The shelf life mentioned above is calculated based on the date of manufacture and is included for general reference purposes only. Actual remaining shelf life at the time of sale may vary depending on the production batch, inventory turnover, storage conditions, and timing of shipment.

Package design

Our Operating Subsidiary’s commitment to creating a unique brand identity is reflected in its product aesthetics and package designs. Our package design is intended to support brand recognition and positioning, and enhance the overall consumer experience at the point of purchase and during use. The design considerations include visual presentation, structural functionality, ease of use, product protection, and consistency across product lines. The packaging materials generally include paper boxes, pump heads, plastic and glass bottles and aluminum foil bags. Packaging formats and materials are selected based on product characteristics, storage and transportation requirements, shelf-life considerations, and regulatory compliance, while also taking into account cost efficiency and environmental considerations where appropriate.

To refine package structures, enhance usability features, and update visual elements to maintain consistency with brand positioning and evolving market preferences, we increased involvement in packaging design in fiscal 2025. This involvement is also a part of our adjustment to sourcing arrangements. In prior periods, OEM/ODM suppliers supplied fully packaged finished products, and the pricing charged included packaging-related costs. Starting in fiscal 2025, we began to design and source certain packaging components independently and have related products packaged by ourselves, which allowed for greater design control and cost management.

Pricing Strategy

Our Operating Subsidiary generally adopts a cost-plus approach in determining the price of its products. It considers the production costs, marketing costs, expected profit margins, historical purchase volume and sale statistics, product positioning, prevailing foreign currency rates, expected levels of sales, perceived market trends and demand, the popularity of the products, and market analysis of the retail price of comparable products to ensure that the price of the products remains competitive. Our Operating Subsidiary regularly evaluates its pricing strategies and adjusts the product prices from time to time.

Our Operating Subsidiary offers promotions and discounts on selected products from time to time after reviewing the inventory levels of the products, their shelf-life, profit margins, and market reception.

Marketing

Our Operating Subsidiary utilizes various marketing approaches to reach out to more customers, including influencer marketing, social media marketing, performance marketing and retention marketing. The following diagram illustrates the types of marketing channel that our Operating Subsidiary utilizes:

Note: Metrics as of September 30, 2025.

1. Email Campaigns

Our Operating Subsidiary uses email to deliver information, such as newsletters, product updates, users’ tips and experiences to prospective and existing customers. Emails provides our Operating Subsidiary a more direct way to connect with customers and build a relationship with them that is based on value added services, trust and credibility.

2. Media Exposure

Blogs, magazines or other digital forums allow for in-depth exploration of topics and provide a great platform for business to showcase its brands and products.

3. Live Chat

Our Operating Subsidiary has a team of well-trained customer service representatives available to give recommendations to customers and support their decision-making via live chat, social messaging, emails or phone calls. See “Item 4. Information on the Company—B. Business Overview—Customer Service and Aftersales Services.”

4. Social media marketing

Our Operating Subsidiary leverages an array of mainstream social media platforms, including Instagram, Facebook and YouTube, to ensure a continuous exposure of its brands and products to generate leads. Followers and visitors to its social media accounts may browse through pages and find items that are of particular interest to them. Potential customers will be directed to the online shop by simply clicking on the links on our Operating Subsidiary’s social media pages.

Our Operating Subsidiary has as strong social media presence with approximately 22 thousand Instagram followers, 6.8 million YouTube views and 320 thousand Facebook followers as of September 30, 2025. Customers can provide our Operating Subsidiary with instant feedback on its products and services through these platforms, which helps our Operating Subsidiary to formulate its marketing and promotion strategies, and review and adjust its product portfolio to match prevailing customers’ preferences.

Our Operating Subsidiary attracts, engages, and retains customers by publishing content that shares skincare and haircare tips on its social media accounts. This aims to extend the time visitors spend on its online shop. All the content is created by the in-house creative and marketing team.

Our Operating Subsidiary’s creative and marketing team produces content on a regular basis to support ongoing marketing, customer engagement, and brand communication efforts. This typically includes a combination of email campaigns, social media posts across multiple platforms, product photography, and short-form video content. Content creation activities are conducted on a recurring basis throughout the year to reflect product launches, promotional campaigns, and routine brand messaging.

5. Influencer marketing

Given that more people nowadays are taking cues from social media about what and where to buy, internet celebrities now wield significant influence over customers’ spending behavior. Our Operating Subsidiary engages influencers for its content-driven marketing campaigns, in order to generate traffic and drive sales on its platform.

6. Search engine advertising

Our Operating Subsidiary displays contextual advertising on major search engines, such as Google’s advertising networks on a pay-per-click basis. Advertisements, such as banners or product highlights, are placed to promote brands or products to potential customers. Pay-per-click bidding is a digital marketing strategy where advertisers compete to have their ads displayed in prominent positions on search engine results pages. Our Operating Subsidiary regularly places bids and measures the monthly cost of customer purchases and constantly adjust keyword selection combinations, advertising copy, and landing pages to successfully convert more website visitors into customer purchases.

7. Promotional events

Discounts and coupons

Depending on the marketing strategy, the prevailing general economic condition, and seasonality in the industry, our Operating Subsidiary may offer electronic coupons from time to time, allowing customers to enjoy a discount upon online checkout. Our Operating Subsidiary also consistently monitors the turnover of products sold on the online shop and offers discounts on slow moving goods. See “Item 4. Information on the Company—B. Business overview—Inventory Control.”

Pre-order Sales Strategy

At times, our Operating Subsidiary would present pre-ordering options for certain promotional products to allow customers to order products before the products are formally released or restocked. Customers place orders at the online shop and make a full or partial payment when they pre-order. This approach can not only grab customers’ attention to our new products, but also offers convenience to consumers and allows our Operating Subsidiary to assess demands and make procurement and logistical arrangements subject to the orders received.

8. Retention marketing

Customer Membership Program

Our Operating Subsidiary primarily fosters customer loyalty through its customer membership program, where customers receive exclusive membership benefits and promotions via email or web push notifications. Repeat purchases who have joined the membership program can enjoy order discounts and stay updated of the latest news, new products catalogues and members-only events.

Through the customer membership program, our Operating Subsidiary has accumulated a vast customer base and increases its total revenue. As of September 30, 2025, there were more than 86,692 registered members. For the years ended September 30, 2023, 2024 and 2025, approximately 93%, 94%, and 95% of our Operating Subsidiary’s total revenue was generated from registered members, respectively. There are three types of memberships, namely PITANIUM Member, PITANIUM Friend and PITANIUM V.I.P., depending on the referral system or each individual customer’s amount of purchase of our products over the past year (calculated on a rolling basis). By registering as a PITANIUM Member, customers become basic members and may earn points, gain instant access to certain exclusive promotions, and track their order status online. Members who refer a friend will be upgraded to a PITANIUM Friend and enjoy 10% off on all regular-priced items. Members who have an accumulative purchase amount of more than a certain amount will be upgraded to a PITANIUM V.I.P member and enjoy 15% off on all regular-priced items.

Membership Referral Program

Our Operating Subsidiary also offers a referral program, which allows existing members to invite friends to join the membership program whereby both the existing customers and the referred customers would be awarded product discounts or other benefits. Such cash dollars issued by our Operating Subsidiary are primarily recorded as a deduction against its revenue at time of usage of such cash coupons during the years ended September 30, 2023, 2024 and 2025.

Product Subscription Program

Our Operating Subsidiary offers a product subscription program that allows customers to pay a fixed fee to receive specific quantities of products at scheduled intervals. Currently, the subscription program is only available for limited products such as shampoo and health supplements, which are products that require frequent, if not daily, usage and will most likely be consumed within a short period of time.

Such a subscription model provides our Operating Subsidiary with a steady revenue stream as well as the opportunity to further cement customer loyalty and to upsell and cross-sell its other products.

Sales Channels

Our Operating Subsidiary distributes its products through online and offline channels, as illustrated below:

1. Online: Online shop

Our Operating Subsidiary utilizes an easy to use online shop, i.e. www.pitanium.com to enable customers to purchase our products. Approximately 37,700, 38,500 and 33,200 orders were placed on the online shop for the years ended September 30, 2023, 2024 and 2025.

Our online shop at www.pitanium.com offers an interactive space where visitors can discover all available products. Starting with its homepage, best-sellers are prominently showcased alongside other featured products. From the product catalog page, visitors may browse all available products by category and apply filters to sort by price and recommendations. On each product page, a significant amount of information about the product is readily available to customers to help them make an informed purchasing decision.

Customers may also refer to product ratings and reviews published on the website and contributed by our Operating Subsidiary’s vast customer base. This represents one of our Operating Subsidiary’s competitive advantages, as new online retailers may not yet have the volume of customer reviews or ratings to be an authority on a product’s quality.

From analyzing the statistics and data generated from the online shop, our Operating Subsidiary can leverage this knowledge to incorporate features such as product tags, similar items, and recommended products bought by other customers onto product pages.

Upon checkout, customers can select different payment methods and delivery options, i.e. the just-in-time delivery and next-day delivery, or picking the product up at a designated store. Free deliveries are offered to customers in most countries and regions for those orders which are over their respective minimum purchase amounts. The in-store pickup option may further drive traffic into the retail stores, thereby increasing sales of products in stores. See “Item 4. Information on the Company—B. Business overview—Payment Methods.”

Under this online direct sales model, our Operating Subsidiary is responsible for the logistics, fulfillment and after-sales services of the orders. See “Item 4. Information on the Company—B. Business overview—Customer Service and Aftersales Services” and “B. Business overview—Warehousing, Fulfillment and Delivery.”

2. Offline: Retail Stores

Our Operating Subsidiary strives to captivate the public’s attention by creating unique store designs that boldly represent its brands across its retail stores and increase the traffic flow of its retail stores, strategically opened in prime or major shopping areas in Hong Kong. Our online customers are also directed to visit the retail stores where the sales representatives are able to provide the customers with one-on-one product consultations and tutorials, thereby enriching their consumer experience and fostering brand loyalty. This seamless interaction between channels not only enhances consumer satisfaction but also bolsters the brands’ overall market presence. As of the date of this report, we operate five retail stores in Hong Kong.

Our Operating Subsidiary has been using a computerized point-of-sale (“POS”) system at all of its retail stores to capture the sales, inventory level, customer spending, and payment data on a real-time basis. It closely monitors and analyzes the relevant data, which enables it to monitor the inventory levels of each retail store, and quickly analyze the sales performance and respond in a timely manner to any change in customers’ tastes and preferences.

Payment Methods

At the online shop

For customers at the online shop, our Operating Subsidiary accepts payment by credit card, bank transfer, and other online payment methods including Google Pay, PayPal, PayMe, Octopus, Tap&Go, Alipay and WeChat Pay. It involves payment gateway companies to process e-commerce transactions. Specifically, it submits a payment request including the currency, amount, and payment type to the payment gateway company, which will later process the transaction through an acquiring bank or payment provider depending on the location of customer and payment type. Upon receiving the remittance from the payment provider in the currency the transaction was submitted, the payment gateway company will remit the funds, net of processing fees, to our Operating Subsidiary’s account upon its request and in its designated currencies. Our Operating Subsidiary typically enters into standard agreements with payment gateway companies without fixed terms. The payment gateway company charges an agreed processing fee on all successful transactions it processes, which is generally calculated on a per country and/or per currency basis. Shipment is typically arranged after payment has been made.

The payment gateway companies engaged by our Operating Subsidiary constantly monitor their merchants’ accounts. For the years ended September 30, 2023, 2024 and 2025 and up to the date of this annual report, our Operating Subsidiary has not encountered any payment fraud that has materially and adversely affected its business.

At the retail stores

The retail stores accept various payment options, such as cash, credit cards, as well as various mobile payment tools like Alipay and WeChat Pay. Customers primarily settle payments by credit card or other digital payment methods, with a small amount of payments made in cash.

To ensure the authenticity and accuracy of record-keeping of the sales activities in the retail stores, the retail stores’ POS system is linked to and monitored by our enterprise resource planning (“ERP”) system on a real-time basis. Credit card and digital payments shall be directly paid to our Operating Subsidiary’s designated accounts.

Customer Service and Aftersales Services

Our customer service

Providing satisfactory customer service is of high priority to our Operating Subsidiary. Its commitment is reflected in the high level of service provided by the customer service team as well as its product return and exchange policies.

Our Operating Subsidiary has a team of well-trained customer service representatives available to give specific recommendations to customers and support their decision-making. The team primarily (i) deals with product recommendations via live chat, social messaging, emails or phone calls, (ii) educates customers on product usage, (iii) responds to customer complaints, (iv) resolves customers’ challenges, and (v) answers customer service inquiries. The team does not have sales targets or commissions, and is free to recommend the product most suitable for the customer’s needs.

Training sales representatives and customer service staff

Our Operating Subsidiary provides induction training to its newly recruited sales representatives and customer service staff, including (i) a brief introduction to the company, the brands and its products; (ii) theoretical lessons on skin structure, types and function; hair structure, function, and growth; and (iii) practical lessons on using our Operating Subsidiary’s products for at-home beauty treatments and wellness routines.

The sales representatives and customer service staffs undergo ongoing internal assessments set by our directors and attend regular internal training provided by our directors in order to gain in-depth knowledge of the new products. The sales representatives also take this opportunity to share their experiences in dealing with customers and discuss customer feedback.

Product return and exchange policies

Customers may return unwanted products or replace defective items generally within 7 days from the date of purchase. Returned items must be in their original packaging, and must be in mint, unused condition. Our Operating Subsidiary is responsible for the shipping cost for replacing items to customers, regardless of whether the original product is defective or requested for exchange. Except for defective item returns or exchanges, customers are normally responsible for the shipping expense when returning a product to our Operating Subsidiary.

Customers

Owing to the nature of our Operating Subsidiary’s business, all its customers are retail customers, being individuals from the general public. Our Operating Subsidiary has a broad target customer base, and the product appeals mostly to millennials and females aged from 25 and above who are health-conscious individuals.

Suppliers

Our Operating Subsidiary’s suppliers can be principally classified into OEM and ODM suppliers, which are located in various countries, including South Korea, Spain, Taiwan, France, the United States, Japan, and Switzerland.

By engaging both OEM and ODM partners, our Operating Subsidiary leverages the advantages of both models. Producing products on an OEM basis allows our Operating Subsidiary to retain complete control over the creative aspects of product design and development, whereby tailoring the product’s color, smell, texture and function, as well as the package’s size, shape and material. Our Operating Subsidiary also collaborates with ODM suppliers, who are well-versed in designing and manufacturing products and they can significantly reduce the time for transforming our ideas into a product, thereby generating products more cost-efficiently. This acceleration can give our Operating Subsidiary a competitive edge in a fast-paced industry for beauty and personal care products. To support cost management and design oversight, our Operating Subsidiary has adjusted certain procurement practices in fiscal 2025 by sourcing selected packaging components independently and undertaking the packaging of the related products. This hybrid approach also enabled us to diversify our supplier base.

Our Operating Subsidiary selects its suppliers based on stringent criteria including, among others, product quality, production capacity, pricing, geographic location, qualifications, reputation, and delivery schedule of the prospective suppliers. Our Operating Subsidiary also manages and monitors the performance of its suppliers, and requires them to comply with internal guidelines and policies during the production process.

Our suppliers are required to possess all licenses and permits necessary to conduct their operations. Our Operating Subsidiary routinely reviews and assesses its suppliers’ performance, and replaces those suppliers who fail to meet its standards and requirements.

Our Operating Subsidiary generally does not enter into long-term supply agreements with its suppliers and, instead, places orders as necessary. The purchase orders generally specify the price, quantity, product type, delivery schedule, and most importantly, the color, texture, smell, ingredients, and formula for the products. To safeguard trade secrets from potential leakage by OEM/ODM providers, our Operating Subsidiary typically enters into a non-disclosure agreement with its suppliers to ensure all confidential information, including technical know-how such as ingredients and formulas. These practices collectively enhance the security of sensitive information within the product design, development, and manufacturing process.

As of the date of this annual report, our Operating Subsidiary had not experienced any significant shortages of, or delays in, the supply of its products, and it had not encountered any material difficulties in procuring products from its suppliers.

Service Providers

Our Operating Subsidiary’s service providers primarily comprise logistics service providers and payment gateway service providers.

As of September 30, 2025, our Operating Subsidiary had two logistics service providers, namely S.F. Express, a delivery services and logistics company established in China, and Fuufy, an international delivery express platform established in Hong Kong, which have been working with our Operating Subsidiary for more than ten years.

In addition, our Operating Subsidiary collaborates with various payment gateway providers to ensure a seamless and flexible payment experience across its online shop and physical retail locations. Customers are offered a range of payment options, including credit and debit cards, as well as third-party online payment platforms.

Quality Control

Our Operating Subsidiary maintains quality control measures across every stage of the product lifecycle, from supplier selection to post-delivery customer feedback, to ensure consistent product excellence and regulatory compliance.

Supplier Selection

Our Operating Subsidiary’s quality management begins at the supplier selection process. It evaluates suppliers based on, among other factors, product quality, production capacity, pricing, geographic location, qualifications, reputation, and delivery schedule of the prospective suppliers. See “Item 4. Information on the Company—B. Business overview—Suppliers.”

Product Design and Development

During the design and development phase, our quality control team proactively engages in sample testing. Batches of sample products are reviewed to ensure they meet the Operating Subsidiary’s quality standards, are free from defects, and can be manufactured consistently within acceptable tolerances.

Pre-Production Product Verification

Before launching a new product, the Subsidiary requires suppliers to provide laboratory test reports and detailed ingredient lists to confirm compliance with relevant regulations in Hong Kong and other applicable jurisdictions. For imported products, additional documentation such as material safety data sheets, certificates of analysis, and certificates of origin are also required.

Inbound Product Inspection

Upon delivery to our warehouses, all incoming products undergo inspection by the warehouse management team. This process verifies that the products (i) match the specifications and quantities listed in the purchase order, (ii) are within their stated shelf life, and (iii) are intact and undamaged, including their packaging. Any discrepancies or defects are promptly addressed with the respective supplier.

Post-Delivery and Customer Feedback

The Operating Subsidiary takes customer complaints seriously. In the event of a reported quality issue, it conducts thorough investigations to determine whether the product meets its internal standards. For the fiscal years ended September 30, 2023, 2024, and 2025, our Operating Subsidiary did not encounter any material product quality issues.

Monitoring Customer Reviews

To maintain service quality, the Operating Subsidiary monitors customer feedback posted online. It employs an internal keyword filtering system to flag potentially sensitive or concerning content based on predefined criteria for further review.

Warehousing, Fulfillment and Delivery

Our Operating Subsidiary has currently leased three warehouses adjacently located in Tsing Yi, which is in close proximity with the Hong Kong airport. Its suppliers arrange delivery of the ordered products directly to the said warehouses.

Once the products arrive at the warehouse, the warehouse management team will check the products against purchase orders, assign a shelf location for storage, and update product records electronically in the ERP system.

To fulfill customer orders, the warehouse management team will pack the goods according to the order details recorded in the ERP system, and conduct a final inspection of the packed goods before they are sent to the customers. See “Item 4. Information on the Company—B. Business overview—Quality Control.”

Our Operating Subsidiary engages external local and international logistics service providers to deliver the products to customers. They are generally able to provide our Operating Subsidiary with tracking information for the deliveries, and in case of delays, customers are able to track the shipping status of their orders on the online shop.

Inventory Control

Inventory balance decisions are based on a combination of historical data and forecasting to optimize stock levels and composition. Our Operating Subsidiary conducts a rolling analysis of sales volumes over its products, and we typically maintain sufficient inventory for a minimum of three months based on the sales forecasts to ensure efficiency and responsiveness to market demands. We will undertake stock replenishment when necessary.

Slow-moving inventory management

The shelf life of skincare, haircare and cosmetic products generally ranges from one and a half years to three years from the manufacturing date. Our Operating Subsidiary’s warehouse management team prepares monthly reports and carries out an annual stock-take to monitor inventory levels and reduce inventory obsolescence risk. The team will identify slow-moving inventories, which are typically inventories that have failed to be cleared within a prescribed period of time. Slow-moving products will be sold under clearance sales campaigns or in the discount section at reduced prices. For the year ended September 30, 2025, our Operating Subsidiary’s inventory turnover days were approximately 105 days. Our Operating Subsidiary has generally been able to maintain an acceptable level of gross profit margin for these discount sales.

Inventory provision policy

The warehouse management team performs regular inventory write-off assessments with respect to products in poor packaging conditions or products to expire. Before making a write-off request, the team will first check with the respective suppliers for possible exchanges of such products. In addition, the team makes write-off requests on some slow-moving products that are not able to be sold through clearance sales campaign nor discount section at reduced prices.

Intellectual Properties

As of the date of this annual report, we have eight registered trademarks and four domain names that are material to the business, which are set out below. The tables below set out the intellectual property rights that we consider material to our business.

(a)Trademark

As of the date of this annual report, we had nine registered trademarks, as set out below.

Trademark	Registration Number	Class	Name of Registered Proprietor	Place of Registration	Date of Registration	Expiry Date
	304709962	44	Here We Seoul Limited	Hong Kong	October 24, 2018	October 23, 2028
	304924602	3, 25	Here We Seoul Limited	Hong Kong	May 15, 2019	May 14, 2029
	306057298	3, 5, 21, 44	Here We Seoul Limited	Hong Kong	September 13, 2022	September 12, 2032
	306104024	3, 5, 21, 44	Here We Seoul Limited	Hong Kong	November 10, 2022	November 9, 2032
	60377215	3	Here We Seoul Limited	PRC	April 28, 2022	April 27, 2032
	47387197	41	Here We Seoul Limited	PRC	February 7, 2021	February 6, 2031
	60373347	35	Here We Seoul Limited	PRC	April 28, 2022	April 27, 2032
	60366688	44	Here We Seoul Limited	PRC	April 28, 2022	April 27, 2032
	UK00004254969	3, 44	Here We Seoul Limited	United Kingdom	November 14, 2025	August 26, 2035

(b)Domain name

As of the date of this annual report, we had four registered domain names as set out below.

Domain Name	Name of Registered Proprietor	Expiry Date
pitanium.com	Here We Seoul Limited	August 19, 2026
pitanium.net	Here We Seoul Limited	August 13, 2026
pitanium.hk	Here We Seoul Limited	April 4, 2026
hereweseoul.com	Here We Seoul Limited	October 26, 2026

In general, our employees are required to enter into a standard employment contract which includes a clause acknowledging that all inventions, trade secrets, developments, and other processes generated by them on our behalf are our property, and assigning to us any ownership rights that they may claim in those works. We do not authorize third parties who collaborate with us to use any of our intellectual property.

We rely on trade secret protection and confidentiality agreements to safeguard our interests regarding certain proprietary information. All of our employees are required to sign a general confidentiality agreement, while those with particular access to our proprietary information, such as researchers in the research and development department, are required to sign a more expansive non-disclosure agreement. We also require our OEM and business partners to enter into non-disclosure agreements before we disclose any sensitive aspects of our operations, technology or business plans.

For the years ended September 30, 2023, 2024 and 2025, and up to the date of this annual report, we were not involved in any proceedings with regard to, and we had not received notice of any claims of, infringement of any intellectual property rights that may be threatened or pending in which we may be involved either as a claimant or respondent.

Properties

Our Operating Subsidiary currently does not own any property. As of the date of this annual report, our Operating Subsidiary leases 11 properties in Hong Kong, including five retail stores, three warehouses, two management accommodations, and one office. The retail stores are strategically located in prime shopping areas in Hong Kong, including Causeway Bay, Tsim Sha Tsui, Mong Kok, Yuen Long and Shatin, with areas ranging from 28.99 square meter to 57.97 square meter.

Competition

The open regulatory framework in Hong Kong for the beauty sector, along with competitive pricing and a substantial consumer base supported by a vigorous tourism industry, has drawn numerous global brands.

Large multinational corporations include L’Oreal, Unilever, Procter & Gamble, Estee Lauder, Amore Pacific, and Shiseido. These groups operate on a global scale, primarily utilizing acquisitions and mergers to broaden their brand portfolios. They encompass a diverse range of categories, including beauty, skincare, and body care, catering to full spectrum of consumers from ultra-high-end and affordable market segments. They have established a global distribution network that encompasses both online and offline channels. Besides, attributed to robust brand image, advanced R&D technology, and sufficient capitalization, they have collectively fostered substantial competitive advantages, securing their dominant status in the global market.

Local small and medium-sized brands include The Group, Amber Be Younique, Nude Story, and SKIN NEEDS. These companies typically adopt localized marketing strategies, leverage their technological advantages and product attributes, and concentrate on the development of particular product categories or target demographics, including natural and organic skincare, maternity skincare, and therapeutic skincare products, etc. Private labels also exist within Hong Kong’s beauty retail sector, represented by Sasa, Mannings, and Watsons, typically targeting the mass market.

The retail beauty and personal care products market in Hong Kong is currently undergoing diversification, showing significant potential for growth. However, new entrants are likely to face challenges involving capital investment, product quality, and distribution networks. Also, they must also build and strengthen their competitive advantage through ongoing product innovation, strategic marketing, and constant enhancement of the consumer experience.

According to F&S Report, the online retail sales of beauty and personal care products are expected to reach HK$3,419.8 million in 2028, representing a CAGR of 8.9% from 2024 to 2028. Outlook for the offline retail sales of beauty and personal care products in Hong Kong is also positive and is expected to reach HK$26,570.0 million in 2028, representing a CAGR of 6.0% from 2024 to 2028.

Employees

As of September 30, 2023, 2024 and 2025, we had a total of 43, 47 and 48 full-time employees serving various functions respectively. The following table sets forth a breakdown of the number of our employees by job functions as of September 30, 2025:

Function	Number of employees

Senior management (including executive directors)	4
Production design and development	4
Creative and Marketing	8
Retail store managers and sales associates	19
Customer service	4
Warehouse management	5
Finance	1
Information technology	3
Total	48

License and permit

We maintained the necessary registration and obtained our business registration certificates for our business operations, and we have complied with all applicable laws and regulations as set out in the section headed “Item 4. Information on the Company—B. Business overview—Regulation” in this annual report during the years ended September 30, 2023, 2024 and 2025 and as of the date of this annual report.

Health, work safety, social and environmental matters

Owing to the nature of our business, we are not subject to significant health and work safety risks. Nevertheless, we have adopted a workplace safety and health policy, for instance, we have established a work safety manual for the in-house craftsman employed by us. We follow the health and safety-related rules and regulations in accordance with the Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) and set the requirements for workplace environmental control and hygiene at workplaces pursuant to the Occupational Safety and Health Ordinance.

Insurance

We are headquartered in Hong Kong and have maintained the following insurance policies:

(i)  an employees’ compensation insurance in compliance with the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) to cover compensation and costs liable for personal injuries to employees in Hong Kong in the course of employment with us;

(ii) a group medical and dental insurance to cover hospitalization, surgical and clinical expenses of the employees in Hong Kong in the course of employment with us;

(iii) an office insurance for our office premises and office equipment in Hong Kong (where the underlying policy mainly covers loss resulting from burglary, damages made to insured property, and increased costs due to business interruptions); and

(iv) an insurance for the warehouses to cover any damage or loss to our stocks and equipment in the warehouses.

Considering our current operations and the prevailing industry practice, our insurance coverage is adequate and in line with industry practice. We intend to continue maintaining our current insurance coverage. We will continue to review and assess our risk portfolio and make appropriate adjustments to our insurance coverage. During the years ended September 30, 2023, 2024 and 2025, we had not made any material insurance claims.

Legal proceedings and regulatory compliance

As of the date of this annual report, neither Pitanium nor the Operating Subsidiary is currently a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Regulation

Our operations are subject to various laws and regulations in Hong Kong where we operate. This section sets out summaries of certain aspects of Hong Kong laws and regulations that are relevant to our Group’s operations and business.

Regulation Related to Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires that every person carrying on any business shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulation Related to Supply of Services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) which aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a)	where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and
(b)	where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the Supply of Services (Implied Terms) Ordinance. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the Supply of Services (Implied Terms) Ordinance, it may (subject to the Control of Exemption Clauses Ordinance) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Regulation Related to Supply of Goods

The Sales of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) which aims to codify the law relating to the sale of goods provides that:

(a)	under Section 15, where there is a contract for the sale of goods by description, there is an implied condition that the goods shall correspond with the description;
(b)	under Section 16, where a seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality, except that there is no such condition (i) as regards defects specifically drawn to the buyer’s attention before the contract is made; or (ii) if the buyer examines the goods before the contract is made, as regards defects which examination ought to reveal; or (iii) if the contract is a contract for sale by sample, as regards defects which would have been apparent on a reasonable examination of the sample; and
(c)	under Section 17, where there is a contract for sale by sample, there are implied conditions that (i) the bulk shall correspond with the sample in quality, (ii) the buyer shall have a reasonable opportunity of comparing the bulk with the sample, and (iii) the goods shall be free from any defects, rendering them unmerchantable, which would not be apparent on reasonable examination of the sample.

Where any right, duty or liability arises under a contract of sale of goods by implication of law, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by course of dealings between the parties, or by usage if the usage is such as to bind both parties to the contract.

Regulation Related to Control of Exemption Clauses

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong), which aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise, among others, provides that:

(a)	Under Section 7, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence and in the case of other loss or damage, a person cannot exclude or restrict his liability for negligence except in so far as the term or notice satisfies the requirements of reasonableness.

(b)	Under Section 8, as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach, or (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him, or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except in so far as the contract term satisfies the requirement of reasonableness.
(c)	Under Section 9, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract, except in so far as the contract term satisfies the requirement of reasonableness; and
(d)	Under Section 11, as against a person dealing as consumer, the liability for breach of the obligations arising under Sections 15, 16 and 17 of the Sales of Goods Ordinance cannot be excluded or restricted by reference to any contract term, and as against person dealing otherwise than as consumer, the liability arising under Sections 15, 16 and 17 of the Sales of Goods Ordinance can be excluded or restricted by reference to a contract term, but only in so far as the terms satisfy the requirement of reasonableness.

Sections 7, 8 and 9 of the Control of Exemption Clauses Ordinance do not apply to, among others, any contract so far as it relates to the creation or transfer of a right or interest in any patent, trademark, copyright, registered design, technical or commercial information or other intellectual property, or relates to the termination of any such right or interest.

In relation to a contract term, the requirement of reasonableness for the purpose of the Control of Exemption Clauses Ordinance is satisfied only if the court or arbitrator determines that the term was a fair and reasonable one to be included having regarded to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made.

Regulation Related to Public Health and Municipal Services Ordinance

The legal framework for food safety control in Hong Kong is set out in Part V of the Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (the “Public Health Ordinance”) and the relevant sub-legislations thereunder. The Public Health Ordinance requires the manufacturers and sellers of food to ensure that their products are fit for human consumption and comply with the requirements in respect of food safety, food standards and labelling. As the business of our Group involves the marketing, sales and distribution of food and health supplements in Hong Kong, our Group is subject to the regulation of the Public Health Ordinance. Section 50 of the Public Health Ordinance prohibits the manufacturing, advertising and sale in Hong Kong of food or drugs that are injurious to health. Anyone who fails to comply with this section commits an offence which carries a maximum penalty of HK$10,000 and imprisonment for 3 months. Section 52 of the Public Health Ordinance provides that, subject to a few defenses in section 53 of the same ordinance, if a seller sells to the prejudice of a purchaser any food or drug which is not of the nature, substance or quality of the food or drug demanded by the purchaser, the seller shall be guilty of an offence which carries a maximum penalty of HK$10,000 and imprisonment for 3 months. According to section 54 of the Public Health Ordinance, any person who sells or offers for sale any food intended for, but unfit for, human consumption, or any drug intended for use by human but unfit for the purpose, shall be guilty of an offence. The maximum penalty for contravention of section 54 is a fine of HK$50,000 and imprisonment for 6 months. Section 61 of the Public Health Ordinance provides that it shall be an offence for any person who gives with any food or drug sold by him/her or displays with any food or drug exposed for sale by him/ her any label which falsely describes the food or drug or is calculated to mislead as to its nature, substance or quality. Further, it shall also be an offence if any person publishes or is party to the publication of an advertisement falsely describing any food or drug or is likely to mislead as to the nature, substance or quality of any food or drug. Nonetheless, the offender can rely on warranty as a defense.

Section 71(2) sets out that if a warranty is given by a person resident outside Hong Kong, it shall only be a defense if the company (i) has sent to the prosecutor a copy of the warranty with a notice stating that he intends to rely on it and specifying the name and address of the person from whom he received it not later than 3 clear days before the date of the hearing; and (ii) has also sent a like notice to that person, the company has to prove that it had taken reasonable steps to ascertain, and did in fact believe in, the accuracy of the statement contained therein. If charged, the company can send a notice pursuant to section 71 of the Public Health Ordinance to the Department of Health so that it can rely on warranty given by foreign distributor in case of any prosecution by criminal summons pursuant to relevant sections of the Public Health Ordinance.

Regulation Related to Consumer Goods Safety Ordinance

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) (the “Consumer Goods Safety Ordinance”) imposes a duty on manufacturers, importers and suppliers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes. Our Group’s skincare products and cosmetic products are regulated by the Consumer Goods Safety Ordinance and the Consumer Goods Safety Regulation (Chapter 456A of the Laws of Hong Kong) (the “Consumer Goods Safety Regulation”). Section 4(1) of the Consumer Goods Safety Ordinance requires consumer goods to be reasonably safe having regard to all of the circumstances including the manner in which, and the purpose for which the products are presented, promoted or marketed, the use of any mark in relation to the products, instructions and warnings given for the keeping or use of the products, reasonable safety standards published by a standards institute or other similar bodies and the existence of any reasonable means to make the products safer. According to section 2(1) of the Consumer Goods Safety Regulation, where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of the Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label securely affixed to the package; or (d) a document enclosed in the package.

Regulation Related to Food Safety Ordinance

Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong) (the “Food Safety Ordinance”) establishes a registration scheme for food importers and food distributors, to require the keeping of records by persons who acquire, capture, import or supply food and to enable food import controls to be imposed.

As the business of our Group involves the marketing, sales and distribution of food and health supplements, our Group is subject to the regulations of the Food Safety Ordinance.

Sections 4 and 5 of the Food Safety Ordinance require any person who carries on a food importation business or food distribution business to register with the Food and Environmental Hygiene Department as a food importer or food distributor. Any person who does not register but carries on a food importation or distribution business, without reasonable excuse, commits an offence and is liable to a maximum fine of HK$50,000 and imprisonment for 6 months. Our Group has registered as a food importer or food distributor under the Food Safety Ordinance so that our Group may import food and health supplements into Hong Kong.

Regulation Related to Food and Drugs (Composition and Labelling) Regulations

Food and Drugs (Composition and Labelling) Regulations (Chapter 132W of the Laws of Hong Kong) (the “Food and Drugs Regulations”), which are under the Public Health Ordinance, contain provisions for the advertising and labelling of food.

Regulation 3 of the Food and Drugs Regulations provides that the standards of composition of the foods and drugs specified in Schedule 1 of the Food and Drugs Regulations shall be up to the standards as specified in that schedule. The applicability of individual standards specified thereunder depends on whether the individual product in question is drug within the Public Health Ordinance.

Standard 1 under Part I of the said Schedule provides that drugs and ingredients and component parts of drugs shall conform to the corresponding standards specified in the British Pharmacopoeia or British Pharmacopoeia Codex. This is applicable to any products that in law should be regarded as pharmaceutical products and medicines.

Section 3 of the Pharmacopoeia Ordinance (Chapter 308 of the Laws of Hong Kong) deems any enactment relating to all pharmacopoeias to be referring to the pharmacopoeia approved by the Medical Council of Hong Kong under section 2 of the Pharmacopoeia Ordinance.

Pursuant to Regulation 5 of the Food and Drugs Regulations, any person who advertises for sale, sells or manufactures for sale any food or drug which does not conform to the relevant requirements as to composition prescribed in Schedule 1 to the Food and Drugs Regulations commits an offence and is liable to a fine of HK$50,000 and imprisonment for 6 months.

Regulation 4A of the Food and Drugs Regulations requires all prepackaged food and health supplements sold by our Group (except for those listed in Schedule 4 to the Food and Drugs Regulations) to be marked and labeled in the manner prescribed in Schedule 3 to the Food and Drugs Regulations. Schedule 3 contains labeling requirements in respect of stating the product’s name or designation, list of ingredients, “best before” or “use by” date, special conditions for storage or instruction for use, name and address of manufacturer or packer, and count, weight or volume. Schedule 3 also includes requirements on the appropriate language or languages for marking or labelling prepackaged food. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for 6 months.

In accordance with Regulation 4B of the Food and Drugs Regulations, generally prepackaged food and health supplements sold by our Group should be marked or labeled with its energy value and nutrient content in the manner prescribed in Part 1 of Schedule 5 to the Food and Drugs Regulations, and nutrition claims, if any, made on the label of the product or in any advertisement for the product should comply with Part 2 of Schedule 5 to the Food and Drugs Regulations. Contravention of those requirements may result in a conviction carrying a maximum penalty of HK$50,000 and imprisonment for 6 months.

Regulation Related to Food Business

Regulation 31 of the Food Business Regulation (Chapter 132X of the Laws of Hong Kong) (the “Food Business Regulation”) provides that except under and in accordance with a license granted under the Food Business Regulation, no person shall carry on or cause or permit or suffer to be carried on any food factory. “Food factory” is defined as any food business which involves the preparation of food for sale for human consumption off the premises. Since our Group has no preparation of food within the meaning of the Food Business Regulation, a food factory license is not required for our Group.

Regulation to Sweeteners in Food

Regulation 3(2) of the Sweeteners in Food Regulations (Chapter 132U of the Laws of Hong Kong) (the “Sweeteners in Food Regulations”) prohibits the sale, consignment, delivery and import of any food intended for human consumption containing any sweetener which is not specified in the Schedule thereto. Regulation 2 defines “sweetener” as any chemical compound which is sweet to the taste, but does not include any sugars or other carbohydrates or polyhydric alcohols. None of our products contains any sweetener not specified in the said Schedule.

Regulation Related to Food Adulteration (Metallic Contamination)

Regulation 3 of the Food Adulteration (Metallic Contamination) Regulations (Chapter 132V of the Laws of Hong Kong) (the “Food Adulteration (Metallic Contamination) Regulations”) provides that no person shall import, consign, deliver, manufacture or sell, for human consumption:

(a)	any food of a description specified in Column B of the First Schedule which contains any metal specified opposite thereto in Column A of that Schedule unless such metal is naturally present in such food in a concentration not greater than that specified opposite thereto in Column C of that Schedule; or
(b)	any food of a description specified in Column B of the Second Schedule which contains any metal specified opposite thereto in Column A in greater concentration than is specified opposite thereto in Column C; or
(c)	any food containing any metal in such amount as to be dangerous or prejudicial to health.

Of particular relevance to food products in the said Second Schedule are those entries of antimony, arsenic, cadmium, chromium, lead, mercury and tin. As none of our products is classified as food as described in Column B of the Second Schedule, our products are not subject to the requirements of the said Regulation 3.

Regulation Related to Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong)

The Import and Export Ordinance provides for the regulation and control of the import of articles into Hong Kong, the export of articles from Hong Kong, the handling and carriage of articles within Hong Kong which have been imported into Hong Kong or which may be exported from Hong Kong, and any matter incidental to or connected with the foregoing.

The import and export of certain articles are prohibited unless with the relevant licenses under sections 6C and 6D which are issued under section 3 of the Import and Export Ordinance. These regulated articles include pharmaceutical products and medicines and proprietary Chinese medicines. During the fiscal year ended September 30, 2025 and as of the date of this report, our Group had not imported any articles that would contravene section 6C of the Import and Export Ordinance nor exported any articles which would contravene section 6D of the Import and Export Ordinance, and is not required to obtain a license under section 3 of the Import and Export Ordinance.

Regulation Related to Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong)

Pursuant to regulation 4 of the Import and Export Regulations, every person, including company, who imports any article including beauty products and beauty bags (other than an exempted article) shall lodge with the Commissioner of Customs and Excise an accurate and complete import declaration relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner of Customs and Excise may specify. Every declaration required to be lodged shall be lodged within 14 days after the importation of the article to which it relates.

Regulation 5 of the Import and Export Regulations requires that every person who exports or re-exports any article including beauty products and beauty bags (other than an exempted article) shall lodge with the Commissioner of Customs and Excise an accurate and complete export declaration relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner of Customs and Excise may specify. Every declaration required to be lodged shall be lodged within 14 days after the exportation of the article to which it relates.

Any person fails or neglects to make such declaration as required under regulations 4 and 5 of the Import and Export Regulations within 14 days after the importation or exportation (as the case may be) of the article to which it relates without any reasonable excuse shall be liable to (1) a fine of HK$1,000 upon summary conviction; and (2) commencing from the date of conviction, a fine of HK$100 in respect of everyday during which his failure or neglect to lodge such declaration in that manners continues. Further, any person who knowingly or recklessly lodges any declaration with the Commissioner of Customs and Excise that is inaccurate in any material particular shall be liable on summary conviction to a fine of HK$10,000.

Regulation 3 of the Import and Export Regulations sets out exemptions in respect of regulations 4 and 5.

Regulation Related to Control of Obscene and Indecent Articles Ordinance (Chapter 390 of the Laws of Hong Kong) (the “Control of Obscene and Indecent Articles Ordinance”)

The content we post on digital platforms are subject to the regulations of the Control of Obscene and Indecent Articles Ordinance. Subject to the defense provided in the Control of Obscene and Indecent Articles Ordinance, any person who publishes, possesses for the purpose of publication or imports for the purpose of the publication, any obscene article, whether or not he knows that it is an obscene article, commits an offence and is liable for a fine of HK$1 million and imprisonment for three years. Under the Control of Obscene and Indecent Articles Ordinance, it is also an offence to publish any indecent article without sealing such article in wrappers and displaying a notice as prescribed by the Control of Obscene and Indecent Articles Ordinance. Subject to the defense provided in the Control of Obscene and Indecent Articles Ordinance, it is also an offence to publish any indecent article to a person who is a juvenile, whether it is known that it is an indecent article or that such person is a juvenile. Such offences impose a fine of HK$400,000 and imprisonment of 12 months on first conviction. A second or subsequent conviction will give rise to a fine of HK$800,000 and imprisonment of 12 months.

Regulation Related to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, which came into full effect in Hong Kong on December 1, 2000, every employer of an employee covered by the MPFSO must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, which came into full effect in Hong Kong on December 1, 1953, all applicable employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”), which came into full effect in Hong Kong on May 1, 2011, an employee covered by the MWO is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2019, the statutory minimum hourly wage rate is HK$37.5. Failure to comply with MWO constitutes an offence under EO.

Regulation Related to Occupational Safety and Health

Pursuant to Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), which came into full effect on May 23, 1997, is purported to ensure the safety and health of employees and improve the safety and health standards applicable to certain hazardous processes, plant and substances used or kept in workplaces. Employers shall as far as reasonably practicable ensure the safety and health of their employees in their workplaces by: (a) providing and maintaining plant and work systems that do not endanger safety or health; (b) making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of articles or substances; (c) providing all necessary information, instruction, training and supervision for ensuring safety and health at work; (d) maintaining the workplace in a condition that does not endanger safety and health; (e) providing and maintaining safe access to and egress from the workplaces; and (f) providing and maintaining a reasonably practicable, safe and healthy work environment.

Failure to comply with the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

Regulations Related to Personal Data

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time (“Personal Data (Privacy) Ordinance”) places a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to this ordinance. The Personal Data (Privacy) Ordinance provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the Personal Data (Privacy) Ordinance. The six data protection principles are:

●	Principle 1 — purpose and manner of collection of personal data;
●	Principle 2 — accuracy and duration of retention of personal data;
●	Principle 3 — use of personal data;
●	Principle 4 — security of personal data;
●	Principle 5 — information to be generally available; and
●	Principle 6 — access to personal data.

The Personal Data (Privacy) Ordinance also gives data subjects certain rights, inter alia:

●	the right to be informed of whether any data user holds their personal data;
●	the right to be supplied with a copy of such data; and
●	the right to request correction of any data they consider to be inaccurate.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data. A claim for compensation may also be made by a data subject who suffers damage by reason of a contravention of a requirement under the Personal Data (Privacy) Ordinance.

Regulation Related to Copyright and Intellectual Property

Pursuant to the Copyright Ordinance (Chapter 528 of the Laws of Hong Kong), a person may incur civil liability for “secondary infringement” if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of the work for the purposes of or in the course of any trade or business without the consent of the copyright owner. The Copyright Ordinance also imposes criminal liability which provides, among other things, that a person commits an offence if he, without the license of the copyright owner of a copyright work, makes for sale or hire an infringing copy of the work or possesses an infringing copy of the work with a view to its being, amongst others, sold or let for hire by any person for the purpose of or in the course of that trade or business. It also imposes criminal liability against copying service business when a person, for the purpose of or in the course of a copying service business, possesses a reprographic copy of a copyright work as published in a book, magazine or periodical, being a copy that is an infringing copy of the copyright work.

Pursuant to the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) in order to enjoy protection by the laws of Hong Kong. Trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. The owner of a registered trademark is entitled to the rights provided by the Trade Marks Ordinance and is conferred exclusive rights in the trademark. Any use of the trademark by third parties without the consent of the registered owner is an infringement of the trademark.

C. Organizational structure

See “—A. History and development of the company.”

D. Property, plants and equipment

See “—B. Business overview—Properties.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our business and financial performance are subject to substantial risks and uncertainties.

A. Operating results

Overview

Our Operating Subsidiary is a retailer in Hong Kong focusing on the sale of its proprietary brand products, namely PITANIUM and BIG PI, online. During the fiscal year ended September 30, 2025, it also generated revenue from offline sales at six retail stores situated in Hong Kong’s premier shopping destinations. This positioning not only enhances the brand’s visibility but also aligns it with the discerning tastes of its target demographic.

The brand “PITANIUM” was launched in 2019 and began by offering high-end skincare and haircare solutions to spas in Hong Kong. These branded products were later offered for sale to retail customers in our online shop, which allows customers to enjoy the use of professional skincare and hair care products in the comfort of their homes, thereby promoting their health and well-being. The brand “BIG PI” was launched in 2023 and offers whole sets of products to its retail customers using different product formulas.

Our Operating Subsidiary emphasizes product design and development with an in-house product development team working closely with its original equipment manufacturing (“OEM”) and original design manufacturing (“ODM”) suppliers. It takes a proactive approach in expanding its product portfolio with a view to staying ahead of market trends and showcasing its ability to cater to the evolving needs of its customers.

Our Operating Subsidiary hosts and manages an online shop to display its best-selling products and latest marketing and promotional initiatives on its home page. Our Operating Subsidiary regularly updates its online shop to keep customers updated about its product offerings. Meanwhile, our Operating Subsidiary has been operating six retail stores in Hong Kong for the three years ended September 30, 2025. Its customers placed 68,406, 77,101, and 60,492 orders, with sales amounts of approximately HK$68,196,877, HK$74,930,388 and HK$66,080,673 (approximately US$8,476,554) for the years ended September 30, 2023, 2024 and 2025, respectively.

Key Factors Affecting Our Results of Operations

Our Operating Subsidiary’s financial condition and results of operations have been and will continue to be affected by a number of factors, including those factors detailed in “Item 3. Key Information—D. Risk Factors” in this annual report and those discussed below:

Growth of the online retail sales of beauty and personal care products market in Hong Kong

As a beauty and personal care retailer in Hong Kong, our Operating Subsidiary’s performance is correlated to the prevailing economic conditions and the growth of the online retail sales of beauty and personal care products market in Hong Kong. Any change in consumer demand in these markets will affect our revenue growth. Such demand is determined by a number of factors such as the growth of the purchasing power of local residents, and the prospects of Hong Kong’s economy, which are beyond our control.

It is noteworthy that our Operating Subsidiary’s online sales increased from approximately HK$35,563,243 for the year ended September 30, 2023 to approximately HK$37,155,324 for the year ended September 30, 2024, representing an increase of approximately 4.48%. However, our Operating Subsidiary’s online sales decreased by approximately HK$914,246 (approximately US$117,276) or approximately 2.46% to HK$36,241,078 (approximately US$4,648,855) for the year ended September 30, 2025, due to the significant decrease in our average selling price of products under the promotional discounts offered in the promotional campaigns during the year ended September 30, 2025.

According to the F&S Report, the online retail sales of beauty and personal care products market in Hong Kong is expected to reach HK$3,419.8 million in 2028, representing a CAGR of 8.9% from 2024 to 2028. The growth rate of beauty product market is expected to slightly outperform the e-commerce market as a whole, which is attributed to (i) the establishment of e-commerce platforms by the market participants of the beauty product market being comparatively recent; and (ii) the adoption of the OMO business model in the beauty product sector fostering a one-stop shopping experience for consumers, contributing to an increased customer confidence and loyalty in purchasing beauty products with sophisticated specifications; and (iii) the growing health consciousness and rising popularity of emerging beauty brands, favoring their long-term development. With our comprehensive knowledge in both the skincare and cosmetics market and the health supplements market in Hong Kong, our Directors still believe that we are well-positioned to capture the growth.

However, if Hong Kong further experiences any adverse economic conditions, or changes due to events beyond our control, such as local economic downturns, natural disasters, or contagious disease outbreaks, or if the government adopts regulations that place restrictions on us or on our industry in general, the online retail sales of beauty and personal care products market in Hong Kong could be affected and it will have a material and adverse impact on our Operating Subsidiary’s business, results of operations and prospects. Furthermore, if our Operating Subsidiary’s online sales are affected by the following factors, then our Operating Subsidiary’s online sales growth, results of operations and financial condition will be adversely affected.

● If the overall traffic of any of the third-party marketing channels, including Instagram, Facebook and YouTube, decreases, the traffic volume of our Operating Subsidiary’s online shop may be consequently affected.

● Given the rapid changes in digital advertising, consumer preferences, the development of new forms of digital marketing and the different forms of social media in the local market, it may have difficulties in adapting marketing techniques quickly and it may not sustain its customer acquisition rates, which could have a material and adverse effect on its Operating Subsidiary’s business prospects, and results of operations and financial performance; and

● If our Operating Subsidiary’s websites were to experience a reduction in natural search visibility in search engines, its business, financial performance and operations may be materially and adversely affected by any increase in the cost of, or in reliance on, search engine marketing, or any decrease in the effectiveness of its search engine marketing.

Coverage of our sales channel

Retail stores are one of our Operating Subsidiary’s sales channels for our products as the sales of our products through our Operating Subsidiary’s retail stores amounted to HK$32,633,634, HK$37,775,064 and HK$29,839,595 (approximately US$3,827,699), which accounted for approximately 47.85%, 50.41% and 45.16% of our Operating Subsidiary’s total revenue for the years ended September 30, 2023, 2024 and 2025, respectively.

As of the date of this annual report, our Operating Subsidiary strategically operates five retail stores in prime shopping areas in Hong Kong, including Causeway Bay, Tsim Sha Tsui, Mong Kok, Yuen Long and Shatin. Our Directors believe that owing to the shopping habits and shopping behaviors of some consumers in Hong Kong who prefer viewing and buying products at physical stores, an established network of retail stores accelerates the integration of our products into the local Hong Kong market. We believe that our revenue and profit growth and continued success depend on our ability to continuously expand our sales channels to capture a wider customer base and deepen the market penetration of our products by diversifying our retail network in Hong Kong. However, if our Operating Subsidiary fails to manage and expand the coverage of the sales channels, our Operating Subsidiary’s retail sales growth, results of operations and financial condition will be adversely affected.

Market recognition of our brand “PITANIUM” and “BIG PI”

The success in building up and maintaining our Operating Subsidiary’s brand recognition and enhancing customer confidence in its products depends significantly on the effectiveness of its marketing and promotional activities. With the advent of the digital era, our Operating Subsidiary relies on a combination of different media to ensure broad coverage and penetration of our advertisements, including (i) popular social media platforms such as Facebook, Instagram and YouTube; (ii) digital channels such as email campaigns, newspapers, blogs, magazines or other digital forums and live chat, and social messaging; and (iii) offline activities including offline promotion events and a customer membership program. To enhance the market recognition of our brands, “PITANIUM” and “BIG PI”, our Operating Subsidiary also posts videos on online media and popular social networking platforms in which Ms. Young, one of our Operating Subsidiary’s founders, Chairwoman and Directors, shares her reviews on our products including their ingredients and functions.

We incurred an aggregate of approximately HK$10,411,605, HK$11,797,806 and HK$26,924,375 (approximately US$3,453,747) in marketing expenses of which online marketing expenses amounted to approximately HK$9,400,884, HK$10,770,166 and HK$15,197,916 (approximately US$1,949,526) for the years ended September 30, 2023, 2024 and 2025, respectively.

We believe that the ability to strengthen marketing activities has and will continue to affect our revenue growth, results of operations and financial condition. Any factors affecting the market recognition of our brands or the effectiveness of our marketing and promotion initiatives may have an adverse effect on our operations and financial condition. For further details, please refer to the paragraph headed “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations” in this annual report.

Prices of raw materials and product design expenses

Our Operating Subsidiary’s cost of revenue mainly consists of purchases, transportation costs, packaging expenses and freight charges. Purchase are the major component of our cost of revenue and amounted to HK$9,233,014, HK$11,342,394 and HK$8,965,061 (approximately US$1,150,001) for the years ended September 30, 2023, 2024 and 2025, representing 72.47%, 80.38% and 79.89% of our total cost of revenue for those years, respectively.

Any increase in the cost of revenue will have a significant impact on Operating Subsidiary’s results of operations. Recent inflationary pressures have not materially impacted our business primarily due to the following: (i) our Operating Subsidiary has been adopting a cost-plus approach in determining the price of its products; therefore, any increase in purchase costs due to inflationary pressures will be passed to our retail customers; (ii) the relatively high gross profit margins (i.e., generally over 70% gross profit margin) maintained by our Operating Subsidiary provide a buffer against the potential increases in purchase costs due to inflationary pressures in the jurisdictions in which our Operating Subsidiary’s suppliers are located including South Korea, France, the United States, Japan and Switzerland; and (iii) our Operating Subsidiary regularly evaluates its pricing strategies and adjusts its product prices from time to time to safeguard against or mitigate any potential increase in costs due to these inflationary pressures. For the years ended September 30, 2023, 2024 and 2025, the gross profit margins of our Operating Subsidiary were relatively stable at approximately 81.32%, 81.17% and 83.02%, respectively.

Product mix

Our Operating Subsidiary’s revenue and profitability are affected by our product mix. Different products, whether or not within the same product category, typically vary in pricing strategies, raw materials and ingredients, and thus have different gross profit margins. We believe that our diversified product portfolio enables us to adapt swiftly to changes in market conditions and consumer demands. We have adjusted our product offerings from time to time to align with consumer trends over the three years ended September 30, 2025.

Our Operating Subsidiary’s revenue was generated from (i) skincare products; (ii) haircare products; (iii) cosmetics products; and (iv) other products. The price range of skincare products is generally from HK$780 per bottle to HK$1,480 per bottle. The price range of haircare products is generally from HK$480 per bottle to HK$1,280 per bottle. The price range of cosmetic products is generally from HK$298 per bottle to HK$820 per bottle. The price range of other products is generally from HK$168 per bottle to HK$1,180 per bottle. Our product mix may fluctuate significantly in response to changes in market demand and market competition. If there are any significant changes in our product mix and pricing, our overall gross margins and profitability will be affected by the revenue and gross profit margins of each of our products.

Results of Operations

The following table sets forth our selected consolidated statements of profit or loss data both in absolute amounts and as percentages of total net revenues for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Years Ended September 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Revenue	68,196,877	74,930,388	66,080,673	8,476,554
Cost of revenue	(12,741,130)	(14,110,240)	(11,222,341)	(1,439,555)
Gross profit	55,455,747	60,820,148	54,858,332	7,036,999

Operating expenses
Selling and marketing expenses	(10,411,605)	(11,797,806)	(26,924,375)	(3,453,747)
General and administrative expenses	(32,813,729)	(38,042,814)	(52,830,184)	(6,776,837)
Total operating expenses	(43,225,334)	(49,840,620)	(79,754,559)	(10,230,584)

Income (loss) from operation	12,230,413	10,979,528	(24,896,227)	(3,193,585)

Other income / (expenses):
Interest expenses	(825,037)	(867,337)	(447,153)	(57,359)
Interest Income	88,440	191,864	46,577	5,975
Other income	565,930	114,672	921,250	118,174
Total other income (expenses), net	(170,667)	(560,801)	520,674	66,790

Income (loss) before provision for income taxes	12,059,746	10,418,727	(24,375,553)	(3,126,795)
Income tax expenses (benefits)	(1,804,326)	(1,522,432)	3,266,625	419,029
Net income (loss)	10,255,420	8,896,295	(21,108,928)	(2,707,766)

Year Ended September 30, 2024 Compared to Year Ended September 30, 2023

Revenue

The following table sets forth the breakdown of our Operating Subsidiary’s revenue by four main product categories for the years indicated:

	Years ended September 30,
	2023	2024	2024	Change
	HK$	HK$	US$	Amount (HK$)%
Skincare products	$32,239,652	$40,503,441	$5,183,511	$8,263,789	25.63
Haircare products	16,991,257	16,025,871	2,050,944	(965,386)	(5.68)
Cosmetic products	8,492,208	9,563,519	1,223,911	1,071,311	12.62
Other products	10,473,760	8,837,557	1,131,005	(1,636,203)	(15.62)
Total	$68,196,877	$74,930,388	$9,589,371	$6,733,511	9.87

Revenue from our skincare products mainly includes facial-care products such as serums, cleansing products, face masks and toners. Revenue from our haircare products mainly includes shampoo, conditioners, hair treatments and hair masks. Revenue from our cosmetics products mainly includes the sales of primers, compact powder, eyeliner, mascara and lipsticks. Revenue from our other products mainly includes the sales of body-care products such as deodorant, makeup remover, and cuticle oil as well as health supplements, laundry detergents and dishwashing detergents.

Our Operating Subsidiary’s revenue increased by HK$6,733,511 (approximately US$861,735) or 9.87% from HK$68,196,877 for the year ended September 30, 2023 to HK$74,930,388 (approximately US$9,589,371) for the year ended September 30, 2024. Such increase was primarily due to (i) the revenue contribution of approximately HK$1.5 million (approximately US$0.2 million) from our new retail store in Shatin; and (ii) the increase in sales of our skincare products by HK$8,263,789 (approximately US$1,057,575) and the increase in sales of our cosmetic products by HK$1,071,311 (approximately US$137,103), primarily attributable to the increase in our promotion activities and online and offline marketing campaigns and the increase in new products launches. Such increase was partially offset by (i) the decrease in our other products by HK$1,636,203 (approximately US$209,396); and (ii) the decrease in haircare products by HK$965,386 (approximately US$123,547).

For the year ended September 30, 2024, our Operating Subsidiary opened a new retail store in Shatin, which contributed to part of the revenue growth.

According to the F&S Report, product innovation is a critical component of the sustainable growth in the retail sales of beauty and personal care products market in Hong Kong. In order to satisfy market demand, brands must continue to introduce innovative and differentiated products, which needs to keep pace with the rapid evolution of market trends. In addition, in the retail sales of beauty and personal care products market in Hong Kong, effective marketing strategies are considered a critical factor for success, as such strategies directly influence consumer perception and purchasing decisions. Companies can effectively expand their brands’ reach and exposure to drive sales development by integrating digital marketing (i.e., Key Opinion Leader, or “KOL”) marketing and online advertising placement) as well as offline promotions and campaigns through a diverse array of marketing strategies.

For skincare and cosmetics products, our Operating Subsidiary is dedicated to continually developing new products for these product categories and marketing and promoting these products, given that these products can serve multiple functions as compared to other products such as haircare products. In terms of product diversity, skincare and cosmetics products are much higher than that of haircare and other products. Therefore, the growth in sales of skincare and cosmetics products provides much more diverse offerings than haircare and other products which our Operating Subsidiary has been spending less effort in marketing these product categories. On the other hand, our Operating Subsidiary carried out 47 and 50 online and offline promotion activities and campaigns for our skincare products for the years ended September 30, 2023 and 2024, respectively and launched 19 and 26 new skincare products for the years ended September 30, 2023 and 2024, respectively, while our Operating Subsidiary carried out 12 and 15 online and offline promotion activities and campaigns for our cosmetics products for the years ended September 30, 2023 and 2024, respectively, and launched 5 and 7 new cosmetic products for the years ended September 30, 2023 and 2024, respectively.

In light of these new product launches and effective marketing strategies, we recorded an increase in both sales amounts and in the number of our skincare and cosmetics products sold (approximately 145,000 products and 233,000 products for the years ended September 30, 2023 and 2024, respectively).

There were no material fluctuations in our pricing and the average spending on our Operating Subsidiary’s products for the years ended September 30, 2023 and 2024. Management does not expect other known trends and events to have a material impact on our future results.

The decrease in sales of our haircare products and other products was mainly attributable to the decrease in our new product launches, and the reduction of promotional activities, as we shifted our focus on the sales of our new skincare products for the year ended September 30, 2024.

Cost of Revenue

The following table sets forth the breakdown of our Operating Subsidiary’s cost of revenue for the years indicated:

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	US$
Purchases	$9,233,014	$11,342,394	$1,451,566
Package Expense	799,487	323,886	41,450
Transportation expenses	2,708,629	2,443,960	312,771
Total	$12,741,130	$14,110,240	$1,805,787

Our Operating Subsidiary’s cost of revenue mainly comprised purchases, packaging expenses and transportation expenses. Our Operating Subsidiary’s purchases mainly were derived from the purchase of skincare products, haircare products, cosmetics products, and other products from the OEM/ODM suppliers after carrying out the production based on our Operating Subsidiary’s requirements. Our Operating Subsidiary’s purchases represented 72.47% and 80.38% of our cost of revenue for the years ended September 30, 2023 and 2024, respectively. Our cost of revenue increased by HK$1,369,110 (approximately US$175,215) or 10.75% from HK$12,741,130 for the year ended September 30, 2023 to HK$14,110,240 (approximately US$1,805,787) for the year ended September 30, 2024, which was in line with our Operating Subsidiary’s revenue growth for the same year.

Gross Profit

Our Operating Subsidiary’s gross profit amounted to HK$55,455,747 and HK$60,820,148 (approximately US$7,783,584) for the years ended September 30, 2023 and 2024, respectively, and such increase was in line with our revenue growth. Our Operating Subsidiary’s gross profit margins for the years ended September 30, 2023 and 2024 remained stable at 81.32% and 81.17%, respectively.

Selling and Marketing Expenses

The following table sets forth the breakdown of our Operating Subsidiary’s selling and marketing expenses for the years indicated:

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	US$
Online marketing expenses	$9,400,884	$10,770,166	$1,378,334
Videography and photography	804,797	335,907	42,988
Other offline marketing activities and others	205,924	691,733	88,527
Total	$10,411,605	$11,797,806	$1,509,849

Our selling and marketing expenses mainly consist of advertising and marketing expenses for (i) the advertisements through Facebook and Xiaohongshu (RedNote) and the procurement of the SEO and online media search services; (ii) the production of the videos and photos related to those advertisements; and (iii) the offline advertisements in public transport, magazines and shopping malls. For the year ended September 30, 2024, the increase in our selling and marketing expense by HK$1,386,201 (approximately US$177,402) or 13.31%, from HK$10,411,605 for the year ended September 30, 2023 to HK$11,797,806 (approximately US$1,509,849) for the year ended September 30, 2024 was primarily due to the increase in the advertisements through Facebook and other online media, platforms and search engines to increase brand awareness among local consumers to generate more sales.

General and Administrative Expenses

The following table sets forth the breakdown of our Operating Subsidiary’s general and administrative expenses for the years indicated:

	Years ended September 30,
	2023	2024	2024
	HK$	HK$	US$
Salaries and other staff costs (1)	$17,995,840	$17,858,552	$2,285,485
Depreciation	8,191,406	8,183,493	1,047,299
Legal & Professional	3,153,383	6,107,582	781,630
Rent and rates and building management fee	1,030,428	1,989,730	254,639
Repair & Maintenance	303,681	1,227,996	157,155
Office expenses (2)	1,450,543	1,982,306	249,987
Local travelling	248,997	432,627	55,366
Others (3)	439,451	260,528	37,047
Total	$32,813,729	$38,042,814	$4,868,608

(1) The salaries and staff costs included the directors’ remuneration, directors’ quarters, the salaries of staff and mandatory provident fund contributions.

(2) The office expenses mainly included office supplies, consumables, cleaning expenses, insurance expenses, utility expenses, business registration fees, telephone fees and postage, etc.

(3) Others mainly included auditor’s remuneration, staff welfare, staff meals, entertainment expenses, motor vehicle expenses, bank charges and sundry expenses, etc.

Our Operating Subsidiary’s general and administrative expenses increased by HK$5,229,085 (approximately US$669,203) or 15.94%, from HK$32,813,729 for the year ended September 30, 2023 to HK$38,042,814 (approximately US$4,868,608) for the year ended September 30, 2024, primarily due to (i) an increase in legal and professional fees, primarily attributable to expenses related to the internal accounting upgrades and business development advisory for overseas market opportunities; and (ii) increases in office expenses, rent and rates for our new office, repairs and maintenance expenses for existing retail stores, and local travel expenses as a result of our business growth.

Interest Expenses, Net

Our Operating Subsidiary’s interest expenses, net, represent the amount of interest expenses from the bank loans and the finance lease charges on motor vehicles, which were partially offset by bank interest income. This amount decreased by HK$61,124 (approximately US$7,822) or 8.30%, from HK$736,597 for the year ended September 30, 2023 to HK$675,473 (approximately US$86,445) for the year ended September 30, 2024, primarily attributable to an increase in bank interest income for the year as a result of higher interest rates, which led to a decrease in net interest expenses.

Other Income

Our Operating Subsidiary’s other income decreased by HK$451,258 (approximately US$57,751) or 79.74%, from HK$565,930 for the year ended September 30, 2023 to HK$114,672 (approximately US$14,675) for the year ended September 30, 2024, primarily attributable to the decrease in the gains on the disposal of the property, plant and equipment for the year ended September 30, 2024.

Income Tax Expenses

Our Operating Subsidiary’s income tax expense amounted to HK$1,804,326 and HK$1,522,432 (approximately US$194,836) for the years ended September 30, 2023 and 2024, respectively. Such decrease in our income tax expense was mainly attributable to an increase in deferred tax assets stemming from timing differences in the depreciation rates of the leasehold improvements.

Net Income

As a result of the foregoing, our net income decreased by HK$1,359,125 (approximately US$173,937) or 13.25%, from HK$10,255,420 for the year ended September 30, 2023 to HK$8,896,295 (approximately US$1,138,521) for the year ended September 30, 2024.

Year Ended September 30, 2025 Compared to Year Ended September 30, 2024

Revenue

Our Operating Subsidiary is a retailer in Hong Kong focusing on the sale of its proprietary brand skincare and personal care products. Revenue from our skincare products mainly includes facial-care products such as serums, cleansing products, face masks and toners. Revenue from our haircare products mainly includes shampoo, conditioners, hair treatments and hair masks. Revenue from our cosmetics products mainly includes the sales of primers, compact powder, eyeliner, mascara and lipsticks. Revenue from our other products mainly includes the sales of body-care products such as deodorant, makeup remover and health supplements.

Our Operating Subsidiary generated revenue from online sales and offline sales at six retail stores situated in Hong Kong’s premier shopping destinations. The following table sets forth the breakdown of our Operating Subsidiary’s revenue by sales channels for the years indicated:

	Years ended September 30,
	2024	2025	2025	Change
	HK$	HK$	US$	Amount (HK$)%
Online Sales	37,155,324	36,241,078	4,648,855	(914,246)	(2.46)
Retail Sales	37,775,064	29,839,595	3,827,699	(7,935,469)	(21.01)
Total	74,930,388	66,080,673	8,476,554	(8,849,715)	(11.81)

Our Operating Subsidiary’s revenue decreased by HK$8,849,715 (approximately US$1,135,205) or 11.81% from HK$74,930,388 for the year ended September 30, 2024 to HK$66,080,673 (approximately US$8,476,554) for the year ended September 30, 2025. The decrease was attributable to a combination of factors, including reduced retail sales at retail stores and lower revenue from certain product categories.

On the channel side, retail sales declined as a result from weaker foot traffic and cautious consumer spending in physical stores under the prevailing economic uncertainties during the year. Despite a decrease in online sales during the year, our Directors believe that driven by continued investments in digital marketing and e-commerce platform optimization, there will be a shift in consumer shopping habits toward e-commerce platforms in future. In January 2026, we closed one retail store as part of an effort to optimize our cost structure and align our physical retail operations with market conditions.

The following table sets forth the breakdown of our Operating Subsidiary’s revenue by four main product categories for the years indicated.

	Years ended September 30,
	2024	2025	2025	Change
	HK$	HK$	US$	Amount (HK$)%
Skincare products	$40,503,441	$35,124,317	$4,505,601	$(5,379,124)	(13.28)
Haircare products	16,025,871	15,815,535	2,028,751	(210,336)	(1.31)
Cosmetic products	9,563,519	9,486,167	1,216,846	(77,352)	(0.81)
Other products	8,837,557	5,654,654	725,356	(3,182,903)	(36.02)
Total	$74,930,388	$66,080,673	$8,476,554	$(8,849,715)	(11.81)

From a product perspective, the decrease in our Operating Subsidiary’s revenue from the year ended September 30, 2025 was mainly attributable to the decrease in revenue generated from sales of skincare products and other products.

For skincare products and other products, due to intensified market competition, we carried out multiple online and offline promotional activities and campaigns, mainly for our primary products to boost sales volume, and specifically offered more promotional discounts on these products, in particular, our skincare products. While these initiatives resulted in higher unit sales, the promotional pricing reduced the average selling price of skincare products, which contributed to a decline in total revenue from this product category. Decrease in revenue from other products was also driven in part by lower sales volume as we strategically adjusted our product mix by reducing emphasis on certain non-core products and concentrating marketing and inventory resources on our primary skincare and other core offerings.

Cost of Revenue

The following table sets forth the breakdown of our Operating Subsidiary’s cost of revenue for the years indicated:

	Years ended September 30,
	2024	2025	2025
	HK$	HK$	US$
Purchases	$11,342,394	$8,965,061	$1,150,001
Package expenses	323,886	262,431	33,663
Transportation expenses	2,443,960	1,994,849	255,891
Total	$14,110,240	$11,222,341	$1,439,555

Our Operating Subsidiary’s cost of revenue mainly comprised purchases, packaging expenses, and transportation expenses. Purchases include skincare products, haircare products, cosmetics products, and other products sourced from OEM/ODM suppliers after production was carried out based on our Operating Subsidiary’s requirements, as well as packaging components such as product bottles. Historically, our purchases consisted primarily of finished goods supplied by OEM/ODM suppliers. The cost of packaging components was embedded in the purchase price of the finished goods. During the year ended September 30, 2025, our Operating Subsidiary adjusted sourcing arrangements by procuring certain packaging components, undertaking in-house package design, and packaging related products. The cost of these components was lower on average than the costs embedded in fully packaged finished goods purchased from suppliers.

Our Operating Subsidiary’s purchases represented 80.38% and 79.89% of our cost of revenue for the years ended September 30, 2024 and 2025, respectively. Our cost of revenue decreased by HK$2,887,899 (approximately US$370,448) or 20.47% from HK$14,110,240 for the year ended September 30, 2024 to HK$11,222,341 (approximately US$1,439,555) for the year ended September 30, 2025. Such decrease was mainly due to (i) lower sales volumes during the year, which resulted in reduced purchases from OEM/ODM suppliers and corresponding decreases in packaging and transportation costs during the year; and (ii) the decrease in average purchase costs as a result of sourcing certain materials for our products at lower purchase costs during the year.

Gross Profit

Our Operating Subsidiary’s gross profit amounted to HK$60,820,148 and HK$54,858,332 (approximately US$7,036,999) for the years ended September 30, 2024 and 2025, respectively. Our Operating Subsidiary’s gross profit margin increased from approximately 81.17% for the year ended September 30, 2024 to 83.02% for the year ended September 30, 2025 respectively, mainly as a result of a limited adjustment in sourcing practices, whereby led to lower purchase costs for certain packaging components compared to the costs embedded in finished goods procured in previous year.

Selling and Marketing Expenses

The following table sets forth the breakdown of our Operating Subsidiary’s selling and marketing expenses for the years indicated:

	Years ended September 30,
	2024	2025	2025
	HK$	HK$	US$
Online marketing expenses	$10,770,166	$15,197,916	1,949,526
Videography and photography	335,907	187,700	24,078
Other offline marketing activities and others	691,733	11,180,327	1,434,164
Inventory write-down	-	358,432	45,979
Total	$11,797,806	$26,924,375	3,453,747

Our selling and marketing expenses mainly represented our advertising and marketing expenses for (i) the advertisements through Facebook and Xiaohongshu (RedNote) and procurement of the SEO-search engine and online media search services; (ii) the production of videos and photos related to the advertisements; and (iii) the offline advertisements in public transport, magazines and shopping malls. For the year ended September 30, 2025, the increase in our selling and marketing expense by HK$15,126,569 (approximately US$1,940,373) or 128.22%, from HK$11,797,806 for the year ended September 30, 2024 to HK$26,924,375 (approximately US$3,453,747) for the year ended September 30, 2025 was primarily attributable to (a) the increase in other offline marketing activities and other expenses as a result of the procurement of the technical support, design, advice and strategies on online platforms, including design guidance, product concept development, product value creation, new product development, existing product optimization, and product-related advertising creative services as well as the procurement of offline marketing and advertisement services to execute the future plans; (b) the increase in online marketing expenses primarily attributable to the procurement of online marketing and advertisement services to execute the future plans; and (c) the increase in inventory write-down of some slow-moving inventories.

General and administrative expenses

The following table sets forth the breakdown of our Operating Subsidiary’s general and administrative expenses for the years indicated:

	Years ended September 30,
	2024	2025	2025
	HK$	HK$	US$
Salaries and other staff costs (1)	$17,858,552	$28,667,518	$3,677,350
Depreciation	8,183,493	2,144,577	275,097
Legal & Professional	6,107,582	5,375,319	689,524
Rent and rates and building management fee	1,989,730	8,507,568	1,091,315
Repair & Maintenance	1,227,996	2,378,440	305,096
Office expenses (2)	1,982,306	2,149,477	275,726
Local travelling	432,627	610,755	78,345
Others (3)	260,528	2,996,530	384,384
Total	$38,042,814	$52,830,184	$6,776,837

(1) The salaries and staff costs included the director’s remuneration, directors’ quarters, the salaries of staff and mandatory provident fund.

(2) The office expenses mainly included office item expenses, consumable expenses, cleaning expenses, insurance expenses, utilities expenses, business registration fees, telephone fees, and postage expenses, etc.

(3) Others mainly included auditor remuneration, staff welfare, staff messing, entertainment expenses, motor vehicle expenses, bank charges, sundry expenses and fees paid to Nasdaq, etc.

Our Operating Subsidiary’s general and administrative expenses increased by HK$14,787,370 (approximately US$1,896,862) or 38.87%, from HK$38,042,814 for the year ended September 30, 2024 to HK$52,830,184 (approximately US$6,776,837) for the year ended September 30, 2025. The increase in amount was primarily attributable to (i) the increase in salaries and staff and other staff costs primarily due to the increase in number of headcounts, salaries increment of directors and staff as well as the bonus granted to the directors; (ii) the increase in rent and rates and building management fee primarily due to the annual increment on the rental expenses of certain retail shops; and (iii) the increase in other expenses as a result of the increase in the fees paid to Nasdaq, audit remuneration and entertainment expenses for exploring new business opportunities Such increases were partially offset by the decrease in depreciation as a result of the disposal of a high value motor vehicle during the year 2025, which had been fully depreciated prior to its disposal, and therefore no depreciation was recorded for that vehicle during the year.

Interest Expenses, Net

Our Operating Subsidiary’s interest expenses, net, represent the amount of interest expenses from the bank loans and the finance lease charges on motor vehicles, which were partially offset by bank interest income. This amount decreased by HK$274,897 (approximately US$35,263) or 40.70%, from HK$675,473 for the year ended September 30, 2024 to HK$400,576 (approximately US$51,384) for the year ended September 30, 2025, primarily attributable to the repayment of bank loans, which resulted in a lower outstanding loan balance and reduced interest charges during the year.

Other Income

Our Operating Subsidiary’s other income increased by HK$806,578 (approximately US$103,464) or 703.38%, from HK$114,672 for the year ended September 30, 2024 to HK$921,250 (approximately US$118,174) for the year ended September 30, 2025, primarily attributable to an increase in the gain on the disposal of a motor vehicle for the year ended September 30, 2025.

Income Tax Expenses(Benefits)

Our operating subsidiary’s income tax expense amounted to HK$1,522,432 for the year ended September 30, 2024, while an income tax benefit of HK$3,266,625 (approximately US$419,029) was recognized for the year ended September 30, 2025.

The turnaround from the income tax expense to income tax benefit was primarily attributable to an increase in deferred tax assets, mainly arising from temporary differences between the tax and accounting depreciation rates for leasehold improvements, as well as the recognition of tax losses available for offsetting against taxable income.

Net Income (Loss)

As a result of the foregoing, our net income recorded a turnaround from a net income of HK$8,896,295 for the year ended September 30, 2024 to a net loss of HK$21,108,928 (approximately US$2,707,766) for the year ended September 30, 2025.

B. Liquidity and capital resources

Liquidity and Capital Resources

We have historically financed our operations primarily through cash flows generated from our operating activities, the drawing of new bank borrowings, finance leases, other private placements and an initial public offering, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our use of cash is primarily related to operating activities, capital expenditures, advances to shareholders, repayment of bank borrowings and payment of dividends.

Our cash and cash equivalents consist of cash on hand, deposits with banks, and other monetary funds that are readily available for use. As of September 30, 2025, our cash balance was HK$35,957,215 (approximately US$4,620,038), representing an increase of HK$18,992,726 (approximately US$2,436,307), or 112.0%, from HK$16,964,489 as of September 30, 2024.

We maintain our cash primarily with licensed financial institutions in Hong Kong. Bank deposits in Hong Kong are protected under the Deposit Protection Scheme administered by the Hong Kong Deposit Protection Board, with a maximum protection amount of HK$800,000 (approximately US$102,789). The Group has not experienced any losses related to its bank deposits and does not believe it is subject to significant credit risk in connection with its cash holdings.

We believe that our existing cash and cash equivalents, together with our anticipated cash flows from operations, will be sufficient to meet our anticipated cash needs for general corporate purposes for the next 12 months from the date of this annual report. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, and we may incur additional indebtedness, such as new bank loans, in the future.

The following table sets forth our selected consolidated cash flow data for the years indicated:

	Years ended September 30,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$

Net cash generated from / (used in) operating activities	10,388,937	1,025,976	(26,570,007)	(3,408,289)
Net cash used in investing activities	(3,035,946)	(790,889)	(359,820)	(46,156)
Net cash (used in) / generated from financing activities	(2,671,904)	(2,244,937)	45,922,553	5,858,965
Effect of exchange rate changes on cash held in foreign currencies	-	-	-	32,135
Net change in cash	4,681,087	(2,009,850)	18,992,726	2,404,520
Cash at beginning of the year	14,293,252	18,974,339	16,964,489	2,183,383
Cash at the end of the year	18,974,339	16,964,489	35,957,215	4,620,038

Operating Activities

Our cash inflow from operating activities was principally from the receipt of revenue. Our cash outflow used in operating activities was principally for the payment of staff costs, purchases of goods, rental expenses, directors’ remuneration of our Company, the payment of tax and other operating expenses.

For the year ended September 30, 2025, we had net cash used in operating activities of HK$26,570,007 (approximately US$3,408,289), primarily due to the net loss of HK$21,108,928 (approximately US$2,707,766) during the year which was mainly adjusted for (i) the depreciation of property, plant and equipment of HK$2,144,576 (approximately US$275,097); (ii) the amortization of right-of-use-assets of HK$3,861,449 (approximately US$495,331); and (iii) the inventory write down of HK$358,432 (approximately US$45,979), which were partially offset by (i) the deferred income taxes of HK$3,266,625 (approximately US$419,029); and (ii) gain on disposal of property, plant and equipment of HK$700,000 (approximately US$89,793). Changes in operating assets and liabilities primarily consisted of (i) the increase in inventories of HK$1,653,642 (approximately US$212,123); (ii) the increase in other current assets of HK$1,258,977 (approximately US$161,496); (iii) the operating lease liabilities of HK$4,170,589 (approximately US$534,986); and (iv) the decrease in tax payables of HK$4,189,770 (approximately US$537,446), which was partially offset by (i) the increase in other payables of HK$848,412 (approximately US$108,831); and (ii) the increase in contract liability of HK$2,565,655 (approximately US$329,112).

For the year ended September 30, 2024, we had net cash generated from operating activities of HK$1,025,976, mainly arising from a net income of HK$8,896,295 mainly adjusted for (i) the depreciation of property, plant and equipment of HK$2,254,429; (ii) the amortization of right-of-use assets of HK$5,929,064; partially offset by (i) deferred income taxes of HK$286,226; and (ii) a gain on the disposal of property, plant and equipment of HK$114,671. Changes in operating assets and liabilities consisted of (i) the increase in other current assets of HK$1,157,591; (ii) the payment of lease liabilities of HK$6,098,165; and (iii) a decrease in tax payable of HK$10,509,658; partially offset by (i) an increase in other payables of approximately HK$1,876,172; and (ii) a decrease in inventories of HK$236,328.

For the year ended September 30, 2023, we had net cash generated from operating activities of HK$10,388,937, mainly arising from a net income of HK$10,255,420 mainly adjusted for (i) the depreciation of property, plant and equipment of HK$1,992,306; (ii) the amortization of right-of-use assets of HK$6,199,100; partially offset by (i) deferred income taxes of HK$126,412; and (ii) a gain on the disposal of property, plant and equipment of HK$529,931. Changes in operating assets and liabilities consisted of (i) an increase in inventories of HK$2,680,309; (ii) an increase in other current assets of HK$1,514,865; and (iii) the payment of lease liabilities of HK$5,785,522 partially offset by (i) an increase in other payables of HK$813,412; and (ii) an increase in tax payable of HK$1,765,738.

Investing Activities

Our cash flows used in investing activities were principally for our capital expenditures including the purchase of property, plant and equipment, while our cash flows generated from investing activities consist of proceeds from the disposal of property, plant and equipment.

For the year ended September 30, 2025, we recorded net cash used in investing activities of HK$359,820 (approximately US$46,156), primarily due to the purchase of motor vehicles and leasehold improvements of HK$1,059,820 (approximately US$135,949), which was partially offset by the proceeds on the disposal of a motor vehicle of HK$700,000 (approximately US$89,793).

For the year ended September 30, 2024, we recorded net cash used in investing activities of HK$790,889 (approximately US$101,216), primarily due to the purchase of motor vehicles and leasehold improvements of HK$1,210,889 (approximately US$154,966, which was partially offset by the proceeds on disposal of property, plant and equipment of HK$420,000 (approximately US$53,750).

For the year ended September 30, 2023, we recorded net cash used in investing activities of HK$3,035,946, primarily due to the purchase of motor vehicles, office furniture and equipment and leasehold improvements of HK$3,645,946; which was partially offset by the proceeds on disposal of property, plant and equipment of HK$610,000.

Financing Activities

Our cash flows used in financing activities were principally for the payment of lease liabilities and associated interest repayment of bank loans and the interests, as well as advances to related parties. Our cash flows generated from financing activities consist principally of the proceeds from the bank loans, finance leases and the initial public offering.

For the year ended September 30, 2025, we had net cash generated from financing activities of HK$45,922,553 (approximately US$5,858,965), primarily attributable to the proceeds from issuing new shares in the initial public offering of HK$49,798,909 (approximately US$6,356,208), which was partially offset by (i) the repayment of bank loans of HK$3,524,336 (approximately US$452,087); and (ii) the repayment of finance lease liabilities of HK$352,020 (approximately US$45,156).

For the year ended September 30, 2024, we had net cash used in financing activities of HK$2,244,937, primarily attributable to (i) the proceeds from new bank loans of HK$9,000,000; and (ii) the proceeds from new finance leases of HK$850,000, which were partially offset by (i) the repayment of bank loans of HK$2,637,465; (ii) the repayment of financing lease liabilities of HK$712,656; (iii) the settlement of the due to a related party of HK$1,417,601; and (iv) the payment of dividend of HK$7,327,215 to the shareholders.

For the year ended September 30, 2023, we had net cash used in financing activities of HK$2,671,904, primarily attributable to (i) the proceeds from new bank loans of HK$8,000,000, which were partially offset by (i) the repayment of bank loans of HK$2,095,374; (ii) the repayment of financing lease liabilities of HK$323,524; (iii) the settlement of the amount due to a related party of HK$253,006; and (iv) the payment of dividends of HK$8,000,000 to the shareholders.

Capital Expenditures

We made capital expenditures of HK$3,645,946, HK$1,210,889 and HK$1,059,820 (approximately US$135,949) in the fiscal years ended September 30, 2023, 2024 and 2025, respectively. During these years, our capital expenditures were primarily used for the purchase of new motor vehicles, computer hardware and software, as well as the refurbishment of the retail shops. Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our retail channels. We currently plan to fund these expenditures with our current cash and cash equivalents, bank borrowings and anticipated cash flows generated from our operating activities.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements, including any arrangements that would materially affect our liquidity, capital resources, market risk support, credit risk support, or other benefits.

Off Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the fiscal year ended September 30, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report:

Name	Age	Position
Ms. Yuen Yi Young	36	Chairwoman and Director
Mr. Ying Yeung Wong	38	Chief Executive Officer and Director
Mr. Yau Mok	43	Chief Financial Officer
Ms. Kui Gee Jennifer Lee	45	Independent Director
Mr. Achilles Cheong Lung Lui	37	Independent Director
Mr. Wai Hei Cheng	45	Independent Director

Yuen Yi Young, Chairwoman and Director

Yuen Yi Young serves as a Director and Chairwoman of the Board of Directors of our Company. From March 2017 to April 2022, Ms. Young was the co-founder and director of Here We Seoul-Minus Plus Ltd, a company that specializes in providing high-quality beauty and wellness treatments. In this role, she was responsible for overseeing business operations. As co-founder and director of KM Han Spa Limited, from February 2017 to April 2022, Ms. Young managed operations, service quality, and developed treatment programs to enhance customer satisfaction and business growth. From December 2013 to the present, Ms. Young has also served as a co-founder and director of Here We Seoul Limited, our Operating Subsidiary. Our Operating Subsidiary is a retailer in Hong Kong focusing on the sale of its proprietary brand beauty and personal care products, namely PITANIUM and BIG PI online. From December 2012 to December 2014, Ms. Young also served as a director and a professional make-up artist for LY Styling Company Limited. She has more than ten years of experience in the beauty industry.

Ying Yeung Wong, Chief Executive Officer and Director

Ying Yeung Wong serves as a Director and Chief Executive Officer of our Company. He is a co-founder of Here We Seoul Limited, our Operating Subsidiary, which was established in December 2013. In this leadership role, he oversees the marketing and creative team, engages in strategic decision-making, and plays a pivotal role in driving significant business development initiatives, leveraging his co-founding status. Mr. Wong is acknowledged as a leading authority in the online advertising domain, having been featured in numerous local media interviews. He has also been invited by major corporations, including Google and Facebook, to share his insights and successful strategies in online marketing, solidifying his reputation and PITANIUM as one of the foremost online beauty brands in Hong Kong.

From February 2017 to April 2022, Mr. Wong held the position of Director and Marketing Director at Here We Seoul - Minus Plus Ltd. Concurrently, from December 2015 to April 2022, he served as Director and Marketing Director at K-Medi Han Limited. Throughout his tenure at these organizations, Mr. Wong generated substantial sales and facilitated rapid company growth. His sales philosophy emphasizes the creation of intrinsic value in unique products and treatments, nurturing brand equity without resorting to price wars, and effectively communicating this value to the market through diverse online channels, including search engines and social media platforms.

With over a decade of professional experience in business management, Mr. Wong has consistently demonstrated a strong track record of leadership and innovation. He holds a Bachelor of Arts in Business Management from University of Northumbria, which he obtained in July 2010.

Yau Mok, Chief Financial Officer

Yau Mok serves as Chief Financial Officer of our Company. Mr. Mok has over 20 years of experience in corporate finance and management. Prior to joining our Company in 2025, Mr. Mok held various positions in the insurance and finance industry. From 2005 to 2023, Mr. Mok worked in FWD Life Insurance Company (Bermuda) Limited with the last position as a branch manager. Mr. Mok joined Avam Limited in November 2017 and served as the chief financial officer of Avam Limited from December 2018 to February 2025, where he was primarily responsible for managing the company’s financial stability and growth, providing strategic forecasts and leading the execution of financing and acquisition initiatives.

Mr. Mok obtained a Degree of Master of Business Administration from The University of Wales in November 2015.

Kui Gee Jennifer Lee, Independent Director

Kui Gee Jennifer Lee has served as our independent director since May 2025, and is the chairwoman of the nominating committee and a member of the audit committee and the compensation committee. Ms. Lee has over 11 years of experience in education administration and management. Since November 2012, she served as director of Tots Education Centre in Hong Kong that provides courses for preschoolers and children. She was mainly responsible for development and overseeing daily operations and management of the center.

She was awarded a teaching certification from the International TEFL Teacher Training in March 2006 and was also awarded certificates in educational administration and management from the College of Birmingham and from the Asian College of Teachers in March 2017. She also obtained a Master of Arts in School Guidance and Counselling from the Hong Kong Polytechnic University in October 2011. Ms. Lee obtained a Bachelor of Arts in Liberal Arts and a Bachelor of Science in, both, Psychology and Sociology from SUNY Stony Brook University in May 2002.

Achilles Cheong Lung Lui, Independent Director

Achilles Cheong Lung Lui has served as our independent director since May 2025, and is the chairman of the compensation committee and a member of the nominating committee and the audit committee. From December 2013 to December 2014, he was a buyer of electrical components at ASM Pacific Technology Limited. Thereafter, he has been working as a marketing manager at Great Wall Enterprise since March 2014. From January 2010 to August 2011, he served as a data analyst at Butler Hill in Seattle. He became a part-time marketing executive at Great Wall Enterprise from June 2007 to November 2011. Mr. Liu obtained a Bachelor of Science in with a major in computing, with a minor in marketing from the Hong Kong Polytechnic University in October 2011.

Wai Hei Cheng, Independent Director

Wai Hei Cheng has served as our independent director since May 2025, and is the chairman of the audit committee and a member of the compensation committee and the nominating committee. Mr. Cheng has over 10 years of audit and company secretarial experience. Since December 2021 until the present, Mr. Cheng has been the financial controller and company secretary of Min Fu International Holding Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 8511), where he is responsible for providing manufacturing solutions and relevant technical services to the company. In December 2021, he joined Zhicheng Technology Group Ltd. (currently known as Min Fu International Holding Limited), a company listed on GEM of the Hong Kong Stock Exchange (stock code: 8511), as a financial controller and a company secretary. From August 2019 to November 2021, Mr. Cheng acted as the company secretary of Chi Kan Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 9913), where he was responsible for the secretarial matters of the company. In November 2015, he joined Win Win Way Construction Holdings Ltd. (currently known as CT Vision S.L. (International) Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 994)), as Chief Financial Officer and also acted as its company secretary since May 2016, where he was responsible for the financial and secretarial matters of the company until July 2019. In July 2010, he joined Inno-Tech Holdings Limited, a company previously listed on GEM of the Hong Kong Stock Exchange, as a financial controller. He also acted as the company secretary for the same company from May 2013 to August 2014 and from July 2015 to November 2015.

He has been the independent non-executive director of TOMO Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 6928) since May 2023; and the independent non-executive director of Fullwealth International Group Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange (stock code: 1034) since May 2023. Since February 2023, he has been the independent non-executive director of Carry Wealth Holdings Limited, a company listed on Main Board of the Hong Kong Stock Exchange (stock code: 643).

In October 2006, he joined Shu Lun Pan Horwath Hong Kong CPA Limited as a semi-senior in the audit and assurance division, and was transferred to BDO Limited due to a corporate merger in May 2009 with his last position as a senior associate in July 2010.

He obtained his Master’s in Business Administration from the Hong Kong Polytechnic University in September 2017. He obtained his Bachelor of Science in Accounting and Finance from the Leeds Metropolitan University (currently known as Leeds Beckett University) in the United Kingdom in May 2005. Since October 2011, he has been a fellow of the Association of Chartered Certified Accountants. He was admitted to Graduateship of The Institute of Chartered Secretaries and Administrators (currently known as The Chartered Governance Institute) in February 2013 and has been an associate of The Hong Kong Institute of Chartered Secretaries (currently known as The Hong Kong Chartered Governance Institute) since May 2013.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

Compensation of Directors and Executive Officers

In the fiscal year ended September 30, 2025, the aggregate cash compensation to directors and executive officers was approximately HK$4,740,000 (approximately US$608,028). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

Retirement Benefits

In addition to cash compensation, our Operating Subsidiary makes mandatory contributions to the Mandatory Provident Fund (MPF), a statutory retirement scheme in Hong Kong. The aggregate MPF contribution for the fiscal year ended September 30, 2025 was HK$1,387,139 (approximately US$177,936). Except for these statutory contributions to the MPF, the Company has not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

C. Board Practices

Board of Directors

Our board of directors consists of five directors, three of whom are independent as such term is defined by the Nasdaq Capital Market. Accordingly, we have a majority of independent directors serving on our board of directors and do not rely on home country practice exemptions with respect to board independence requirements. All current directors continue to serve following the completion of our initial public offering.

Under our home country practice, we are not required to hold an in-person annual general meeting of shareholders. As a result, directors may be re-elected by written consent of holders of a majority of our voting securities in lieu of a meeting. See “Item 16G. Corporate Governance” for additional information regarding our reliance on home country practice exemptions.

A director may vote in respect of any contract or transaction in which he has an interest, provided that the nature of such interest is disclosed at or prior to its consideration and any vote on that matter. A general notice or disclosure to the board of directors, or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee thereof, of the nature of a director’s interest constitutes sufficient disclosure, and after such general notice it is not necessary to give special notice relating to any particular transaction. A director may be counted for the purpose of determining a quorum upon a motion in respect of any contract or arrangement with our company in which he has an interest and may vote on such motion.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We have adopted a charter for each of the three committees. Copies of our committee charters are posted on our corporate investor relations website.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Wai Hei Cheng, Mr. Achillies Cheong Lung Lui and Ms. Kui Gee Jennifer Lee. Mr. Wai Hei Cheng is the chair of our audit committee. Our board has determined that Ms. Kui Gee Jennifer Lee, Mr. Wai Hei Cheng and Mr. Achillies Cheong Lung Lui satisfy the “independence” requirements under Nasdaq Rule 5605. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

● appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

● discussing the annual audited financial statements with management and the independent auditors;

● reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

● reviewing and approving all proposed related party transactions;

● meeting separately and periodically with management and the independent auditors; and

● monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Achillies Cheong Lung Lui, Mr. Wai Hei Cheng and Ms. Kui Gee Jennifer Lee. Mr. Achillies Cheong Lung Lui is the chair of our compensation committee. The compensation committee is responsible for, among other things:

● reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

● reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

● reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

● selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating committee consists of Ms. Kui Gee Jennifer Lee, Mr. Wai Hei Cheng and Mr. Achillies Cheong Lung Lui. Ms. Kui Gee Jennifer Lee is the chair of our nominating committee. The nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

● selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

● reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

● making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

● advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under BVI law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

● convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

● declaring dividends and distributions;

● appointing officers and determining the term of office of the officers;

● exercising the borrowing powers of our Company and mortgaging the property of our Company; and

● maintaining or registering a register of mortgages, charges or other encumbrances of the Company.

Under BVI law, our directors owe fiduciary duties to our Company, including a duty to act honestly, in good faith and in what the director believes to be in the best interests of the company. Our directors when exercising powers or performing duties as a director, also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Pursuant to our Articles of Association, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal. A director maybe appointed by a resolution of shareholders or a resolution of directors. A director may be removed from office (a) with or without cause, by a resolution of shareholders passed by at least 75% of the votes of shareholders entitled to vote; or (b) with cause, by a resolution of directors passed at a meeting of directors.

The initial term of the Employment Agreements we have with our directors and officer (the “Director and Officer Employment Agreements”) is one year unless terminated earlier. Upon expiration of the initial-year term, the Director and Officer Employment Agreements shall be automatically extended for successive one-year terms unless a one-month prior written notice to terminate the Director and Officer Employment Agreements or unless terminated earlier pursuant to the terms of the agreements.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, we commit to employing each executive officer for a specified period, which may be automatically extended for successive one-year terms unless we receive a written notice of termination at least one month in advance or the agreement is otherwise terminated early as outlined in the terms. We may terminate the employment of an executive officer for cause at any time and without notice or remuneration. This can occur for specific reasons, including serious or repeated breaches of the employment terms, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribes, or severe neglect of their duties. Each executive officer also agrees to maintain strict confidentiality regarding any confidential information during and after the term of the employment agreement. They may not use or disclose such information to any person, corporation, or other entity without written consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of the Company.

D. Employees

As of September 30, 2025, we had a total of 48 full-time employees serving various functions respectively. The following table sets forth a breakdown of the number of our employees by job functions as of September 30, 2025:

Function	Number of employees

Senior management (including executive directors)	4
Production design and development	4
Creative and Marketing	8
Retail store managers and sales associates	19
Customer service	4
Warehouse management	5
Finance	1
Information technology	3
Total	48

Owing to the nature of our business, we are not subject to significant health and work safety risks. Nevertheless, we have adopted a workplace safety and health policy, for instance, we have established a work safety manual for the in-house craftsman employed by us. We follow the health and safety-related rules and regulations in accordance with the Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) and set the requirements for workplace environmental control and hygiene at workplaces pursuant to the Occupational Safety and Health Ordinance.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Class A Ordinary Shares as of January 30, 2026 for:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our Class A Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 20,012,500 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares outstanding as of January 30, 2026.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, including Preferred Shares, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares		Percentage of Votes(1) Held1)
Name of Beneficial Owner	Number	%	Number	%	Number	%	%
Directors, Director Nominees and Named Executive Officers:
Ms. Yuen Yi Young	8,333,330	41.64%	1,500,000	50%	9,833,330	42.73%	47.91%
Mr. Ying Yeung Wong	8,333,330	41.64%	1,500,000	50%	9,833,330	42.73%	47.91%
Mr. Yau Mok	—	—	—	—	—	—	—
Ms. Kui Gee Jennifer Lee	—	—	—	—	—	—	—
Mr. Achilles Cheong Lung Lui	—	—	—	—	—	—	—
Mr. Wai Hei Cheng	—	—	—	—	—	—	—
Directors and executive officers as a group	16,666,660	83.28%	3,000,000	100%	16,666,660	85.46%	95.82%
5% or Greater Shareholders:
Ms. Yuen Yi Young	8,333,330	41.64%	1,500,000	50%	9,833,330	42.73%	47.91%
Mr. Ying Yeung Wong	8,333,330	41.64%	1,500,000	50%	9,833,330	42.73%	47.91%

Notes:

(1)	Represents voting power with respect to all shares of our Class A Ordinary Shares and Class B Ordinary Shares, as a single class. Each holder of Class B Ordinary Shares shall be entitled to twenty (20) votes per Class B Ordinary Share and each holder of Class A Ordinary Shares shall be entitled to one (1) vote per Class A Ordinary Share on all matters submitted to our shareholders for a vote. The Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by the BVI Act or the Memorandum and Articles of Association. The Class B Ordinary Share is convertible at any time by the holder into shares of Class A Ordinary Share on a share-for-share basis.

To our knowledge, as of the date of this annual report, 16.72% of our Class A Ordinary Shares are held by one record holder in the United States, Cede & Co., as nominee of The Depository Trust Company. None of our shareholders has informed us that they are affiliated with a registered broker-dealer or are in the business of underwriting securities. As of the date of this annual report, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

In 2023, 2024 and 2025, and as of the date of this annual report, we entered into certain transactions with the following related party:

Name of Entity or Individual	Relationship with Us
Areukesien Spa Ltd	A company under the control of Ms. Young and Mr. Wong.

The table below sets forth the balances with our related parties as of the dates indicated:

	As of September 30,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Areukesien Spa Ltd	1,417,601	-	-	-

As of September 30, 2023, our amount due to a related party mainly represented expenses paid by Areukesien SPA Limited, a related company, on behalf of our Company for operating expenses in prior years, given Areukesien SPA Limited and our Operating Subsidiary were private companies and under the same control of the same shareholders. Such balance was non-trade nature, unsecured, interest-free and repayable on demand and has been settled by the Group through bank transfer during the fiscal year ended September 30, 2024.

Except as disclosed above, we did not enter into other transactions with the related parties in 2023, 2024 and 2025, and as of the date of this report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

We have not declared or paid any dividends. We do not have any present plan to pay any cash dividends on our Class A Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our Operating Subsidiary to us, and such other factors as our board of directors may deem relevant. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

Subject to the BVI Companies Act and our Memorandum and Articles of Association, our board of directors may by resolution, authorize a distribution (which includes a dividend) by our Company to our members if our board of directors are satisfied, on reasonable grounds, that immediately after the distribution satisfy the solvency test, that is: (a) the company will be able to pay its debts as they fall due; and (b) the value of our assets exceeds its liabilities.

Our holding company rely on dividends paid by our Operating Subsidiary for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our holding company’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiary. Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PTNM.”

Reference is made to the Reports on Form 6-K furnished on October 7, 2025 and October 31, 2025, which disclosed that (i) the U.S. Securities and Exchange Commission ordered a temporary suspension of trading in the securities of the Company for the period from 4:00 a.m. ET on October 6, 2025, through 11:59 p.m. ET on October 17, 2025; and (ii) on October 18, 2025, the Nasdaq halted trading in the Company pending receipt of additional information requested from the Company. As of the date of this annual report, the trading halt imposed on our Class A Ordinary Shares has not been lifted, which imposes significant risks, including a lack of liquidity in our Class A Ordinary Shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Trading Halt and Market Risks” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and the Trading Market—Potential manipulation of the trading of our Class A Ordinary Shares by unknown persons through social media may result in a suspension of trading, adversely affect our fundraising ability, reputation and investor confidence, and cause substantial losses to you.” in this annual report.

B. Plan of Distribution

Not applicable.

C. Markets

On May 30, 2025, our Class A Ordinary Shares were listed on the Nasdaq Capital Market under the symbol “PTNM.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-284998) initially filed with the SEC on February 14, 2025, as amended. We adopted the first amended and restated memorandum and articles of association, which became effective on February 14, 2025.

C. Material Contracts

Material contracts other than in the ordinary course of business are described in Item 4 and Item 7 or elsewhere in this annual report.

D. Exchange Controls

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong. The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between our Company and our Hong Kong Operating Subsidiaries. However, the PRC government may impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong Operating Subsidiaries in the future, and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. See “Item 3. Key Information—Risks Related to Doing Business in the Jurisdiction Where We Operate—We may be subject to the PRC government’s control of foreign currency conversion, and it may limit our foreign exchange transactions, including dividend payments on our Class A Ordinary Shares” for more information. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that this policy will not be changed in the future.

There are no limitations on the abilities of the Company to transfer cash to or from our Operating Subsidiary or to investors. The Company is permitted under the laws of BVI to provide funding to our Operating Subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our Operating Subsidiary is also permitted under the laws of Hong Kong to provide funding to the Company, through dividend distributions or payments, without restrictions on the amount of the funds. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Therefore, if our Operating Subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

E. Taxation

The following is a general summary of certain BVI, Hong Kong, and United States federal income tax consequences relevant to an investment in our Class A Ordinary Shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the BVI, Hong Kong and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our Class A Ordinary Shares.

Hong Kong Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax.

Tax on dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in BVI.

Profits tax

The profits of the Company’s subsidiary in Hong Kong are subject to Hong Kong profits tax. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying entity are taxed at 8.25%, and profits above HK$2 million are taxed at 16.5%. Profits of entities not qualifying for the two-tiered regime are taxed at a flat rate of 16.5%.

The subsidiary is exempt from Hong Kong income tax on its qualified foreign-derived income and no withholding tax is imposed on dividends remitted from Hong Kong. The subsidiary’s income tax expenses amounted to HK$1,467,650 and nil for the years ended September 30, 2024 and 2025, respectively.

Stamp duty

Under Hong Kong law, instruments relating to the transfer or sale of Hong Kong stock are subject to stamp duty, currently at a rate of 0.13% of the consideration on every sold and bought note and a fixed duty of HK$ 5 per instrument of transfer. No Hong Kong stamp duty is payable upon the transfer of Ordinary Shares outside Hong Kong.

Estate duty

No Hong Kong estate duty is payable with respect to the Ordinary Shares, and no estate duty clearance papers are required for holders whose death occurs on or after February 11, 2006.

Certain Mainland China tax laws and regulations consideration

The Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Double Tax Avoidance Arrangement”) may be relevant for dividends paid by a Mainland China enterprise to a Hong Kong enterprise.

The Company is a holding company incorporated in the BVI with all operations conducted and revenue generated by its subsidiary in Hong Kong. The Company does not have, nor does it currently intend to establish, any subsidiary or establishment in Mainland China. The Company does not plan to enter into any contractual arrangements to establish a VIE structure with any entity in Mainland China, and its Hong Kong subsidiary does not directly or indirectly hold any interests in any Mainland China enterprise. As confirmed by PRC counsel, neither the Company nor its subsidiary is subject to the Enterprise Income Tax Law, the Double Tax Avoidance Arrangement, or any Mainland China taxation laws for income derived from Hong Kong.

BVI Taxation

A BVI business company is exempt from all provisions of the Income Tax Act (As Revised) of the BVI, including with respect to dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons not resident in the BVI. Capital gains realized with respect to shares, debt obligations or other securities of the Company by non-resident persons are also exempt from all provisions of the Income Tax Act.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI business company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company.

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A Ordinary Shares by a U.S. Holder, as defined below, that acquired our Class A Ordinary Shares and held our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”).

This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules, including:

●	financial institutions;
●	insurance companies;

●	regulated investment companies;
●	real estate investment trusts;
●	a dealer in securities or currencies;
●	a regulated investment company;
●	traders in securities or other persons that elect mark-to-market treatment;
●	partnerships or other pass-through entities and their partners or investors;
●	tax-exempt organizations (including private foundations);
●	investors that own (directly, indirectly, or constructively) 10% or more of our stock by vote or value;
●	investors that hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction;
●	investors that have a functional currency other than the U.S. dollar;
●	certain former U.S. citizens or long-term residents;
●	investors that hold their Class A Ordinary Shares through a permanent establishment or fixed base outside the United States;
●	investors who own stock in an individual retirement or other tax-deferred account;
●	a person who acquired Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	a person subject to special tax accounting rules as a result of any item of gross income being taken into account in an “applicable financial statement” (as defined in the Code) with respect to ordinary shares;
●	investors required to accelerate the recognition of any item of gross income with respect to our Class A Ordinary Shares as a result of such income being recognized on an applicable financial statement;
●	a person whose “functional currency” is not the United States dollar.

In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in such ordinary shares.

Passive foreign investment company considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the Company’s unbooked intangibles associated with active business activities may generally be classified as active assets. For purposes of the income test, “gross income” generally consists of sales revenues less the cost of goods sold, together with income from investments and from other sources, and “passive income” generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-United States corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based upon our current income and assets and the actual and projected value of our Class A Ordinary Shares, we do not believe we were a PFIC for the taxable year ended September 30, 2025.

While we reasonably do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon (i) the composition and characterization of our income (which may differ from our historical results and current projections) and (ii) the composition and characterization of our assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our Class A Ordinary Shares from time-to-time and which has been and may continue to be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Our market capitalization has fluctuated significantly during the taxable year ended September 30, 2025. Among other matters, if our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. It is also possible that the IRS, may challenge our classification of assets or income or the valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we would be or become a PFIC may also depend, in part, on how, and how quickly, we used our liquid assets. Under circumstances where we retain significant amounts of liquid assets, including cash, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending September 30, 2025. or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares.

The discussion below under “Dividends” and “Sale or other disposition of our Class A Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive foreign investment company rules.”

Dividends and other distributions

As of the date of this annual report, we have not issued dividends or other distributions on our Class A Ordinary Shares. In the event that we do make distributions of cash or other property in the future, the following tax considerations will apply, subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program; (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year; and (3) certain holding period requirements are met. Because there is an income tax treaty between the United States and the British Virgin Islands, clause (1) is satisfied due to the tax treaty and that the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the New York Stock Exchange (“NYSE’’) and the Nasdaq Stock Market. Should you receive any distributions of cash or other property on our Class A Ordinary Shares in the future, you are strongly encouraged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Disposition of our Class A Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information reporting and backup withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange, or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 30%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

Transfer reporting requirements

A U.S. Holder (including a U.S. tax-exempt entity) that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file IRS Form 926 or a similar form with the IRS if (i) such person owned, directly or by attribution, immediately after the transfer at least 10% by vote or value of the corporation or (ii) if the transferred cash, when aggregated with all transfers made by such person (or any related person) within the preceding 12 month period, exceeds US$100,000. U.S. Holders should consult their tax advisors regarding the applicability of this requirement to their acquisition of ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ORDINARY SHARES UNDER THE LAWS OF THEIR COUNTRY OF CITIZENSHIP, RESIDENCE OR DOMICILE.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-284998), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The Company’s operating activities are transacted in Hong Kong. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.

Concentration and credit risk

Financial instruments that potentially subject our Company to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. Our Company deposits its cash with financial institutions located in Hong Kong. As of September 30, 2023, 2024 and 2025, HK$18,255,931, HK$16,037,938 and HK$34,446,270 (approximately US$4,425901) were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of HK$800,000 (approximately US$102,382). Otherwise, these balances are not covered by insurance. Our Company believes that no significant credit risk exists as these financial institutions have high credit quality and our Company has not incurred any losses related to such deposits.

Given that our Company regularly evaluates its customers’ financial standing and typically does not require collateral for transactions, the credit risk associated with accounts receivable remains low. Moreover, the Company establishes provisions for potential credit losses based on comprehensive assessments of specific customer risks and available information. These allowances, as indicated in financial records, have been deemed immaterial over the reported periods. Management affirms that our Company’s operational protocols for contract approval, billing procedures, and debt recovery strategies are robust and effective in minimizing substantial credit risk exposure. Additionally, our Company’s practice of requesting progress payments for ongoing contracts ensures a steady cash flow. With a stringent oversight mechanism in place for monitoring outstanding receivables and a regular review process for overdue balances conducted by the Board of Directors, our Company maintains a proactive stance in managing and mitigating credit risks associated with its accounts receivable, despite its primary focus on retail sales where accounts receivable are considered not significant.

For the years ended September 30, 2023, 2024 and 2025, all of our Company’s assets were located in Hong Kong and all of our Company’s revenue were derived from Hong Kong. Our Company does not have a concentration of its revenue and accounts receivable with specific customers.

Our Company’s business model in retail selling is characterized by a diversified customer base without any single predominant client. This distribution of sales across numerous customers helps to mitigate dependency on any one particular buyer, reducing the risk associated with relying heavily on a sole source of revenue.

Furthermore, the Company’s sales data reflects this diversified customer base. The total sales attributed to the top 10 customers combined do not represent a significant portion of the Company’s overall sales revenue. Specifically, the sales generated from these top 10 customers collectively account for less than 2% of the Company’s total sales volume.

This dispersion of sales across multiple customers underscores the Company’s resilience to fluctuations or potential issues that could arise from relying on a small number of major clients. By not being heavily reliant on a few key customers, the Company can better withstand individual customer-related challenges and maintain a more stable revenue stream. This diversified approach to customer distribution helps to safeguard the Company’s financial stability and reduces the impact of any potential fluctuations in the purchasing behavior of specific clients.

Major Suppliers

For the year ended September 30, 2023, four suppliers accounted for 26.47%, 15.59% and 11.89% and 10.58% of our total purchases, respectively. For the year ended September 30, 2024, three suppliers accounted for 20.52%, 10.65% and 10.00% of our total purchases, respectively. For the year ended September 30, 2025, three suppliers accounted for 13.77%, 12.04% and 10.55% of our total purchases, respectively.

Major Customers

For the years ended September 30, 2023 and 2024, there was no single customer who accounted for 10% or more of our Company’s revenue. For the year ended September 30, 2025, no single customer who accounted for 10% or more of our Company’s revenue.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our Company’s financial instruments will fluctuate because of changes in market interest rates.

Our Company is exposed to interest rate risk primarily relates to the variable-rate bank borrowings and is mainly concentrated on the fluctuation of Hong Kong Prime Rate and HIBOR arising from our Company’s bank borrowings. Our Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

Our Company is also exposed to cash flow interest rate risk related to bank balances and cash held at financial institutions carried at the prevailing market rates and variable-rate bank borrowings.

Economic and political risk

Our Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence our Company’s business, financial condition, and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-284998) in relation to our initial public offering of 1,750,000 Class A Ordinary Shares at an initial offering price of US$4.00 per share (the “IPO”). The Class A Ordinary Shares commenced trading under the ticker symbol “PTNM” on May 30, 2025. On June 2, 2025, we closed the IPO and concurrently completed the issuance of 172,500 Class A Ordinary Shares pursuant to the partial exercise of the over-allotment option granted to Cathay Securities, Inc. (the “Underwriter”). On June 13, 2025, we closed on the remaining portion of the over-allotment option, resulting in the sale of an additional 90,000 Class A Ordinary Shares at $4.00 per share.

The total expenses incurred for our Company’s account in connection with our IPO were approximately US$1.98 million, which included US$0.77 million in underwriting discounts for the IPO, and approximately US$1.21 million in other costs and expenses for our IPO. We received net proceeds of approximately US$7.38 million from our IPO including the over-allotment option in June 2025. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. As of the date of this annual report, we have used approximately HK$31.4 million (approximately US$4.0 million) from the net proceeds for developing a new line of products solely for home treatment, expanding product portfolio, and exploring new suppliers, further enhancing marketing strategies and fund working capital and other general corporate purposes.

We intend to use the remainder of the net proceeds from our IPO to (i) enhance customer experience through launching a mobile application; (ii) develop new product lines; (iii) expand supplier base; (iv) enhance marketing initiatives; (v) fund working capital and for other general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure.

Prior to our initial public offering in May 2025, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which are defined in Rule 13a-15(e) of the Exchange Act, as of September 30, 2025.

Based on that evaluation, our management has concluded that, as of September 30, 2025, due to the outstanding material weakness described below, our disclosure controls and procedures were not effective. We started to undertake steps to remediate the material weakness in our disclosure controls and procedures as set forth below under “Internal Control Over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements included in this annual report, we identified four material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (iii) a lack of an effective control framework in place and critical information technology general controls (“ITGC”) which have design deficiencies in areas including logical access, privileged access, IT operations and cybersecurity.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill the key roles in our financial operations; (ii) setting up a financial and system control framework with formal documentation of policies and controls in place; and (iii) setting up an ITGC and system control framework with formal documentation of policies and controls in place.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares and the Trading Market—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC whereby domestic and foreign registrants that are “emerging growth companies” as which we are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those discussed above relating to the material weaknesses, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists solely of independent directors that satisfy the Nasdaq Stock Market and SEC requirements within one year of the completion of the securities offering. Our board of directors has also determined that Mr. Wai Hei Cheng qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Listing Rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, and the chief financial officer . This code is publicly available on our website at https://investor.pitanium.com/investors/governance-guidelines.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, namely Enrome LLP, for the years indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	2023	2024	2025
	(HK$ in thousands)
Audit fees (1)	858	859	974
Audit-related fees (2)	-	-	234
Total	858	859	1,208

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with regulatory filings. The above amounts include interim procedures and audit fees.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “audit fees.”

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under the federal securities laws of the United States and the Nasdaq Capital Market listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq Capital Market listing standards. Under SEC rules and the Nasdaq Capital Market listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the Nasdaq Capital Market permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. As of the date of this annual report, we rely on the home country practices that will exempt us from (1) having regularly scheduled executive sessions with only independent directors are present; and (2) holding an in-person annual meeting of shareholders for the election of directors and the transaction of other business customarily conducted at an annual meeting. We may, in the future, rely on the home country practices that will exempt us from (1) having a majority of the board be independent; or (2) having a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our Group (each, an “Affiliate”) and extends to all activities within and outside an individual’s duties at our group.

The insider trading policy establishes guidelines and procedures for the following:

1. No Trading: No Affiliate can trade any securities or enter into a trading plan while possessing material non-public information about us. Affiliates in possession of such information must wait for a 48-hour period after public disclosure and the lapse of one full trading day on Nasdaq before trading. Additionally, affiliates cannot trade during limited trading periods, regardless of the possession of material information. All transactions of securities by officers, directors, and key employees must be pre-approved by our compliance officer.

2. Trading Window: The insider trading policy establishes a trading window for officers, directors, employees, or consultants, during which they can trade our securities or enter into a trading plan. The trading window begins at the close of business on the second trading day following the public disclosure of our financial results for the previous fiscal year or quarter and ends on the last day of each fiscal quarter. Trading during the trading window does not provide a safe harbor, and affiliates must comply with all policies. If in doubt, consult the compliance officer before trading.

3. No Tipping: No Affiliate may directly or indirectly disclose any material information to anyone who trades in our securities.

4. Confidentiality: No Affiliate may communicate any material information to anyone outside our Group under any circumstances unless approved by the compliance officer in advance, or to anyone within the our group other than on a need-to-know basis.

5. No Comment: No Affiliate may discuss any internal matters or developments of our Group with anyone outside our group, except as required in the performance of regular corporate duties. Unless expressly authorized to do otherwise, if an affiliate receives any inquiries about our group or its securities from any press, investment analyst, investor or other outsiders, or any requests for comments or interviews, they should decline to comment and direct the inquiry or request to the compliance officer or any other office designated by the chief executive officer.

6. Corrective Action: If any information that may be considered material information is unintentionally disclosed, any affiliate with knowledge of the disclosure should notify the compliance officer immediately. This allows our group to determine if any corrective action, such as public disclosure, is necessary.

We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To safeguard the confidentiality, integrity, and availability of our information systems, protect our assets and data, and comply with applicable regulatory requirements, we have adopted a cybersecurity risk management framework. This framework is integrated into our overall enterprise risk management processes and is managed internally. Cybersecurity oversight and day-to-day responsibilities are handled by Yuen Kin Chung, the IT manager, under the supervision of our Chief Financial Officer. Our IT manager is responsible for identifying, assessing, and addressing risks associated with cybersecurity threats. These responsibilities typically include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and our broader enterprise IT environment;
●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;
●	cybersecurity incident investigations;
●	monitoring threats to sensitive data and unauthorized access to our systems;
●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and
●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended September 30, 2025, that resulted in an interruption to our operations, known losses of any critical data, or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information—D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures. Our board of directors receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity-related policies, our Chief Financial Officer will present them to the board of directors for their review and approval.

Our Chief Financial Officer and IT manager are responsible for the daily management of our cybersecurity efforts and oversight. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 25, 2025)
2.1*	Registrant’s Specimen Certificate for Ordinary Shares
2.2*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 14, 2025)
4.2*	Form of Employment Agreement between the Registrant and its executive officers
4.3	Loan Agreement 1 between the Registrant and Bank of China (Hong Kong), dated October 27, 2023 (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 14, 2025)
4.4	Loan Agreement 2 between the Registrant and Bank of China (Hong Kong), dated October 31, 2022 (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 14, 2025)
4.5	Tenancy Agreement between Hip Shing Hong (Agency) Limited as agent and HWS Spa Holdings Limited (incorporated by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 14, 2025)
4.6	Tenancy Agreement between HERE WE SEOUL LIMITED and K B Machinery Co., Limited, dated March 6, 2024 (incorporated by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 14, 2025)
8.1	Significant Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 14, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 14, 2025)
11.2	Clawback Policy of the Registrant (incorporated by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 14, 2025)
11.3	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 14, 2025)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Enrome LLP
15.2	Consent of Frost & Sullivan International Limited, the industry consultant to the Registrant (incorporated by reference to Exhibit 23.4 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 14, 2025)
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.4 to the registration statement on Form F-1 (File No. 333-284998), as amended, initially filed with the Securities and Exchange Commission on February 14, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

PITANIUM LIMITED

Date: January 30, 2026	By:	/s/ Ying Yeung Wong
	Name:	Ying Yeung Wong
	Title:	Chief Executive Officer and Director

PITANIUM LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Pitanium Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pitanium Limited and its subsidiary (the “Group”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years ended September 30, 2025,2024 and 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years ended September 30, 2025,2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Group’s auditor since 2024.

Singapore

January 30, 2026

PITANIUM LIMITED AND ITS SUBSIDIARY

Consolidated Balance Sheet

As of September 30, 2025 and 2024

		As of Sep 30, 2024	As of Sep 30, 2025	As of Sep 30, 2025
	Note	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash		16,964,489	35,957,215	4,620,038
Inventories		5,037,965	6,333,175	813,731
Other current assets		3,728,625	5,560,023	714,391
Tax recoverable		-	1,892,807	243,201
TOTAL CURRENT ASSETS		25,731,079	49,743,220	6,391,361

NON-CURRENT ASSETS
Plant and equipment		3,743,333	4,016,576	516,078
Right-of-use assets		5,095,127	2,257,410	290,048
Other non-current assets		1,127,150	554,728	71,275
Deferred tax assets		450,409	3,717,034	477,591
TOTAL NON-CURRENT ASSETS		10,416,019	10,545,748	1,354,992
TOTAL ASSETS		36,147,098	60,288,968	7,746,353

LIABILITIES
CURRENT LIABILITIES
Other payables		3,470,381	4,318,792	554,909
Contract liabilities		-	2,565,655	329,654
Bank borrowings		12,267,161	8,742,825	1,123,340
Finance lease liabilities		202,349	467,277	60,039
Operating lease liabilities		4,030,909	1,748,100	224,608
Tax payable		2,296,963	-	-
TOTAL CURRENT LIABILITIES		22,267,763	17,842,649	2,292,550

NON-CURRENT LIABILITIES
Finance lease liabilities		504,770	1,245,823	160,072
Operating lease liabilities		1,645,751	781,701	100,438
TOTAL NON-CURRENT LIABILITIES		2,150,521	2,027,524	260,510
TOTAL LIABILITIES		24,418,284	19,870,173	2,553,060

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.0001 per share; 18,000,000 Class A ordinary shares outstanding as of September 30, 2024 and 21,012,500 Class A ordinary shares issued as of September 30, 2025 respectively)		13,986	15,563	2001
Class B ordinary shares (par value of US$0.0001 per share; 3,000,000 Class B ordinary shares outstanding as of September 30, 2024 and 3,000,000 Class B ordinary shares issued as of September 30, 2025 respectively)		2,331	2,331	300
Additional paid-in capital		100	49,781,115	6,353,937
Subscription receivable		(16,317)	-	-
Other comprehensive income		-	-	42,293
Retained earnings (Accumulated deficit)		11,728,714	(9,380,214)	(1,205,238)
TOTAL SHAREHOLDERS’ EQUITY		11,728,814	40,418,795	5,193,293
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		36,147,098	60,288,968	7,746,353

* The shares and per share information are presented on a retroactive basis to reflect the Reorganization completed on November 28, 2024.

See accompanying notes to the Consolidated financial statements.

PITANIUM LIMITED AND ITS SUBSIDIARY

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Years Ended September 30, 2025, 2024 and 2023

	For the years ended September 30,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Revenue	68,196,877	74,930,388	66,080,673	8,476,554
Cost of revenue	(12,741,130)	(14,110,240)	(11,222,341)	(1,439,555)
Gross profit	55,455,747	60,820,148	54,858,332	7,036,999

Operating expenses
Selling and marketing expenses	(10,411,605)	(11,797,806)	(26,924,375)	(3,453,747)
General and administrative expenses	(32,813,729)	(38,042,814)	(52,830,184)	(6,776,837)
Total operating expenses	(43,225,334)	(49,840,620)	(79,754,559)	(10,230,584)

Income (loss) from operation	12,230,413	10,979,528	(24,896,227)	(3,193,585)

Other income (expense)
Interest income	88,440	191,864	46,577	5,975
Other income	565,930	114,672	921,250	118,174
Interest expenses	(825,037)	(867,337)	(447,153)	(57,359)
Total other income (expenses), net	(170,667)	(560,801)	520,674	66,790

Income (loss) before provision for income taxes	12,059,746	10,418,727	(24,375,553)	(3,126,795)
Income tax expense (benefits)	(1,804,326)	(1,522,432)	3,266,625	419,029
Net income (loss)	10,255,420	8,896,295	(21,108,928)	(2,707,766)

Total comprehensive income (loss)	10,255,420	8,896,295	(21,108,928)	(2,707,766)

Earnings (loss) per share - Basic and Diluted	0.49	0.42	(0.97)	(0.12)

Weighted average shares outstanding used in calculating basic and diluted net income per share	21,000,000	21,000,000	21,683,699	21,683,699

* The shares and per share information as at September 30, 2025, were presented on a retroactive basis to reflect the Reorganization completed on 28 November 2024.

See accompanying notes to the Consolidated financial statements.

PITANIUM LIMITED AND ITS SUBSIDIARY

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended September 30, 2025, 2024 and 2023

(Expressed in HK Dollars, except for the number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional Paid in	Retained Earnings (Accumulated	Total Shareholders’
	Share	Amount	Share	Amount	receivable	Capital	deficit)	Equity
		HK$		HK$	HK$	HK$	HK$	HK$
Balance as of September 30, 2023 *	18,000,000	13,986	3,000,000	2,331	(16,317)	100	10,159,634	10,159,734

Net income	-	-	-	-	-	-	8,896,295	8,896,295
Dividend paid	-	-	-	-	-	-	(7,327,215)	(7,327,215)
Balance as of September 30, 2024 *	18,000,000	13,986	3,000,000	2,331	(16,317)	100	11,728,714	11,728,814

Issuance of ordinary shares	2,012,500	1,577	-	-	16,317	49,781,015	-	49,798,909
Net loss	-	-	-	-	-	-	(21,108,928)	(21,108,928)
Dividend paid	-	-	-	-	-	-	-	-
Balance as of September 30, 2025 *	20,012,500	15,563	3,000,000	2,331	-	49,781,115	(9,380,214)	40,418,795

*	The shares and per share information as at September 2025, were presented on a retroactive basis to reflect the Reorganization completed on 28 November 2024.

See accompanying notes to the Consolidated financial statements.

PITANIUM LIMITED AND ITS SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended September 30, 2025, 2024 and 2023

	For the years ended, September 30,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Operating activities
Net income (loss)	10,255,420	8,896,295	(21,108,928)	(2,707,766)
Adjustments to reconcile net income to net cash used in operating activities:			-	-
Gain on disposal of plant and equipment	(529,931)	(114,671)	(700,000)	(89,793)
Depreciation of plant and equipment	1,992,306	2,254,429	2,144,576	275,097
Amortization of right-of-use assets	6,199,100	5,929,064	3,861,449	495,331
Inventory write-down	-	-	358,432	45,979
Deferred income taxes	(126,412)	(286,226)	(3,266,625)	(419,029)
Changes in operating assets and liabilities:
Inventories	(2,680,309)	236,328	(1,653,642)	(212,123)
Other current assets	(1,514,865)	(1,157,592)	(1,258,977)	(161,496)
Other payables	813,412	1,876,172	848,412	108,831
Contract liability	-	-	2,565,655	329,112
Operating lease liabilities	(5,785,522)	(6,098,165)	(4,170,589)	(534,986)
Tax payables	1,765,738	(10,509,658)	(4,189,770)	(537,446)
Net cash generated from (Used in) operating activities	10,388,937	1,025,976	(26,570,007)	(3,408,289)

Investing activities
Purchase of plant and equipment	(3,645,946)	(1,210,889)	(1,059,820)	(135,949)
Proceeds from disposal of plant and equipment	610,000	420,000	700,000	89,793
Net cash used in investing activities	(3,035,946)	(790,889)	(359,820)	(46,156)

Financing activities
Proceeds from issuance of new shares	-	-	49,798,909	6,356,208
Proceeds from bank borrowings	8,000,000	9,000,000	-	-
Repayment of bank borrowings	(2,095,374)	(2,637,465)	(3,524,336)	(452,087)
Due to a related party	(253,006)	(1,417,601)	-	-
Proceeds from finance lease	-	850,000	-	-
Principal payments under finance lease obligations	(323,524)	(712,656)	(352,020)	(45,156)
Dividend paid	(8,000,000)	(7,327,215)	-	-
Net cash generated from / (Used in) financing activities	(2,671,904)	(2,244,937)	45,922,553	5,858,965

Effect of exchange rate changes on cash held in foreign currencies	-	-	-	32,135
Net changes in cash	4,681,087	(2,009,850)	18,992,726	2,404,520
Cash at the beginning of the year	14,293,252	18,974,339	16,964,489	2,183,383
Cash at the end of the year	18,974,339	16,964,489	35,957,215	4,620,038

Supplemental disclosures of cash flows information:
Cash paid for income taxes	165,000	12,318,316	4,189,770	537,446
Cash paid for interest expense	341,263	554,271	447,153	57,359

Supplemental disclosures of non-cash flows information:
Lease liabilities arising from obtaining right-of-use assets	9,947,665	312,160	1,023,732	131,320
Plant and equipment acquired through finance lease	-	-	1,358,000	174,199

See accompanying notes to the CONSOLIDATED financial statements.

PITANIUM LIMITED AND ITS SUBSIDIARY

Notes to Consolidated Financial Statements

Note 1. Organization and Business Description

Pitanium Limited (“Pitanium”, the “Company”) is a company incorporated in British Virgin Islands on 22 October 2024. The Company is a holding company and conducts businesses primarily through its subsidiary (collectively, the “Group”). The principal activities of the Group encompass selling a diverse range of beauty products, including well-known brand name products and self-developed items, through both online platforms and retail outlets in Hong Kong.

Reorganization and Initial Public Offering

Pitanium Limited (“Pitanium”, “the Company”) was incorporated under the laws of the British Virgin Islands as the holding company of Here We Seoul Limited (“HWS”) on October 22, 2024.

On November 28, 2024, Pitanium acquired 100% of the equity interests from the Original shareholders in HWS, the primary operating subsidiary of the Company in Hong Kong. On October 25, 2024, and November 28, 2024, the Company issued proportionate shares to the Original shareholders of HWS, resulting in the same shareholding structure for the Company and HWS.

Due to the fact that the Company and its subsidiary were effectively controlled by the same shareholders immediately before and after the reorganization completed on November 28, 2024, as described above (the “Reorganization”), the Reorganization was accounted for as a recapitalization. The restructuring mentioned above has been accounted for as a transfer of assets among entities under common control as the beneficial interest of each shareholder immediately before and after the completion of the Reorganization remained unchanged. Mr. Ying Yeung Wong and Ms. Yuen Yi Young remain the controlling shareholders both immediately before and after completion of Reorganization. The Group’s Consolidated financial statements have been prepared as if the current corporate structure has been in existence since the beginning of the earliest comparative period presented.

On May 30, 2025, the Company successfully completed its initial public offering (“IPO”) and its ordinary shares commenced trading on NASDAQ Capital under the ticker symbol ”PTNM”.

As of September 30, 2025, the Company’s wholly owned subsidiary is Here We Seoul Limited, a company incorporated in Hong Kong on December 9, 2013. The principal of HWS is selling a diverse range of beauty products.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of consolidation

As the Reorganization was accounted for as restructuring of entities under common control, the accompanying Consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented.

The Consolidated financial statements include the financial statements of the Company and its subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. For subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities as of the date of the financial statements. These estimates and assumptions also impact the reported amounts of revenues and expenses during the reporting period.

These estimates and judgments are based on historical data, information currently available to the Group, and various other assumptions that the Group believes are reasonable under the circumstances. Significant estimates made by management include, but are not limited to, the determination of the useful lives of plant, and equipment, impairment of long-lived assets, valuation of deferred tax assets, uncertain tax positions, operating lease right-of-use assets and liabilities, and contingencies.

Actual results could differ from those estimates.

Foreign Currency Translation and transaction

The reporting currency of the Company and its subsidiary is Hong Kong Dollar (“HK$”). The functional currency of the Company and its subsidiary is Hong Kong dollar (“HK$”). The US$ information presented is provided for convenience and translation purposes in accordance with Rule 3-20(b)(1) of Regulation S-X.

The financial statements of the Group with functional currency of HK$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For the Group, except for the shareholders’ equity, the balance sheet accounts on September 30, 2025 and September 30, 2024 were translated at HK$7.782883 to US$1.00 and HK$7.7698 to US$1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the year ended September 30, 2025 and September 30, 2024 were HK$7.7957 to $1.00 and HK$7.8139 to US$1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Cash

Cash consists of cash on hand, deposits with banks and other monetary funds. The Group maintains cash with various financial institutions primarily in Hong Kong. The Group considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of September 30, 2024 and September 30, 2025, cash balances were HK$35,957,215 (approximately US$4,620,038) and HK$16,964,489 (approximately US$2,183,388) respectively. The majority of the Group’s cash is saved in licensed banks in the Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$800,000 (approximately US$102,789). The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

The nature and components of the cash as of September 30, 2024 and September 30, 2025 were as follow:

	As of Sep 30, 2024	As of Sep 30, 2025	As of Sep 30, 2025
	HK$	HK$	US$
Bank balances kept in Hong Kong licensed banks	16,037,938	34,446,270	4,425,901
Other monetary funds	847,482	1,488,190	191,213
Cash on hand	79,069	22,755	2,924
	16,964,489	35,957,215	4,620,038

Inventories.

Inventories primarily consist of finished goods. which are stated at the lower of cost or net realizable value. Cost of inventories is determined using the first-in, first-out method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. Our Group takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, and other factors. Our Group continuously evaluates the recoverability of our Group’s inventories, and inventory provisions are recorded in the statements of operations. For the years ended September 30, 2025 and September 30, 2024, The group recorded HK$358,432 and Nil of inventory write-down.

Other current and non-current assets

Other current and non-current assets primarily consist of prepayments and deposits.

Prepayments represent advance payments to vendors and service providers for future services, rental payments, and the purchase of beauty products, with product deliveries generally scheduled within one to six months.

Rental and other deposits include rental deposits paid to landlords, as well as utility and building management fee deposits. These deposits are refundable upon expiration or termination of the related lease agreements or when the Group vacates the leased premises.

Prepayments are short-term in nature and are reviewed periodically to assess recoverability. The Group considers these assets impaired if their realizability becomes doubtful. As of September 30, 2025 and September 30, 2024, no allowance for impairment was recognized, as management believes that all prepayments and deposits are fully recoverable.

Plant and Equipment

Plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided for on a straight-line basis following industry standards for the related assets as follows:

Furniture and fixture	5 years
Motor vehicle	3 years
Electronic equipment	5 years
Leasehold improvements	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statements of operations and comprehensive income in other income or expenses.

The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Finance lease

A lease is classified as a finance lease if it meets any of the following criteria at lease commencement:

1.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term
2.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
3.	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
4.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.
5.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Finance leases are recorded as both an asset and a liability at the lower of the fair value of the asset and the present value of the minimum lease payments at the commencement of the lease term. Finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

Operating leases

The Group determines whether an arrangement is or contains a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current, and operating lease liability, non-current in the Group’s balance sheets. Please refer to Note 7 for the disclosures regarding the Group’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows.

ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The operating lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Group will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Group has elected not to recognize a lease liability or ROU asset on its balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its statements of operations and cash flows. The Group has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

The Group reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.
Level 2 —	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group’s financial instruments primarily include cash and cash equivalents, trade receivables, rental and utility deposits, trade payables, borrowings, and lease liabilities. The carrying amounts of cash and cash equivalents, trade receivables, trade payables, and rental and utility deposits approximate their fair values due to their short-term maturities or refundable nature. The carrying amounts of borrowings and lease liabilities also approximate fair value as their interest rates are comparable to current market rates.

Non-financial items such as prepayments, contract liabilities, and income tax payables are excluded from this disclosure because they represent rights or obligations to receive or deliver goods, services, or statutory payments rather than cash or other financial instruments.

Bank borrowings

Bank borrowings are recognized initially at fair value, net of transaction costs incurred. Bank borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method. At the end of balance sheet dates, the total outstanding balances of the bank loan are classified as current liability as the bank has sole discretion to request a full redemption at any time.

Other payables

Other payables mainly represented accrued salaries and pension costs, accrued consultancy fee and accrued accounting fees. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Contract liabilities

Contract liabilities represent amounts received from customers prior to the transfer of control of goods or services. These balances arise primarily from sales where payment has been received or invoiced, but the goods have not yet been delivered to the customers as of the reporting date.

Revenue related to these contract liabilities is recognized when control of the goods passes to the customers, which generally occurs upon delivery or customer pickup.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue Recognition

The Group adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on October 1, 2022. Accordingly, the financial statements for the years ended September 30, 2024 and September 30, 2025 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

The Group recognizes revenue at point in time when the control of products is transferred to customers. The transfer of control is considered complete when products are picked up or accepted by customers. In the normal course of business, the Group’s products are sold with no right of return unless the item is defective.

For the years ended September 30, 2025 and September 30, 2024, the Group’s revenues were primarily derived from sales of products through their online shop and offline sales channels mainly their retail stores. The product categories including (i) skincare products; (ii) haircare products; (iii) cosmetic products; and (iv) other products.

Segment reporting

The Company operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Company’s chief operating decision maker (“CODM”) is the Chairman of the board. The Company’s CODM assesses the Company’s performance and results of operations on a consolidated basis. The Company generates substantially all of its revenue from customers in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Company’s long-lived assets are located in Hong Kong.

Revenue from sales of products through online shop

The Group generates revenue from the sale of (i) skincare products; (ii) haircare products; (iii) cosmetic products; and (iv) other products to customers through their online shop. The Group hosts and manages an online shop to display its best-selling products and latest marketing and promotional initiatives on its home page. The Group regularly updates its online shop to keep customers updated about its product offerings.

Revenue from sales of products through offline

For the years ended September 30, 2025 and September 30, 2024, the Group generates revenue from operating retail stores in prime shopping areas in Hong Kong, including Causeway Bay, Tsim Sha Tsui, Mong Kok, Tseung Kwan O, Tuen Mun, Yuen Long and Shatin by selling the (i) skincare products; (ii) haircare products; (iii) cosmetic products; and (iv) other products.

The summary of the Group’s total revenues by online and retailing sales for the years ended September 30, 2025, 2024 and 2023 were as follows:

	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Online Sales	35,563,243	37,155,324	36,241,078	4,648,855
Retailing Sales	32,633,634	37,775,064	29,839,595	3,827,699
Total	68,196,877	74,930,388	66,080,673	8,476,554

The summary of the Group’s total revenues by product categories for the years ended September 30, 2025, 2024 and 2023 were as follows:

	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Skincare	32,239,652	40,503,441	35,124,317	4,505,601
Hair Care	16,991,257	16,025,871	15,815,535	2,028,751
Cosmetics	8,492,208	9,563,519	9,486,167	1,216,846
Others	10,473,760	8,837,557	5,654,654	725,356
Total	68,196,877	74,930,388	66,080,673	8,476,554

The skincare products mainly include facial-care products such as serums, cleansing products, face masks and toners.

The haircare products mainly include shampoo, conditioners, hair serum, hair supplements, hair treatment, scalp scrub, hair oil and hair masks.

The Cosmetic products mainly include primer, compact powder, eyeliner, mascara, lipsticks, lip gloss and lip balm.

Other products mainly include body-care products such as deodorant, makeup remover, body lotion and sunblock as well as health supplements, laundry detergents and dishwashing detergents.

Cost of Revenue

The Group’s cost of revenue is primarily comprised of the purchase costs, transportation and packaging costs. These costs are expenses as incurred.

Selling and marketing expenses

Selling and marketing expenses mainly represented our advertising and marketing expenses for (i) the advertisements through Facebook and Small Red Book and procurement of the SEO-search engine and online media search services; (ii) the production of the videos and photos related to the advertisements; and (iii) the offline advertisements in public transport, magazines and shopping malls.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for the Group’s administrative personnel, (ii) depreciations and amortizations, (iii) lease expenses relating to leased properties used for administrative, warehouse and retail shops, and (iv) others, which primarily include traveling, legal and professional fee, office expenses, and other miscellaneous expenses for administrative purposes.

Borrowing Costs

All borrowing costs are recognized in the statement of operations and comprehensive income during the period in which they are incurred.

Government Subsidies

Government subsidies primarily relate to one-off entitlement granted by Hong Kong government pursuant to the Employment Support Scheme under the Anti-epidemic Fund. The Group recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions. No government subsidies were received for the years ended September 30, 2025 and September 30, 2024.

Employee Benefit Plan

Employees of the Group in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Group required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were HK$1,387,139 (approximately US$177,936) and HK$1,457,779 (approximately US$186,562) for the years ended September 30, 2025 and September 30, 2024, respectively.

Income Taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group believes there were no uncertain tax positions at September 30, 2024 and September 30, 2025, respectively. The Group does not expect that its assessment regarding the unrecognized tax positions will materially change over the next 12 months. The Group is not currently under examination by any income tax authority, nor has been notified that an examination is contemplated.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income consists of foreign currency translation adjustment resulting from the Group translating its financial statements from functional currency into reporting currency. The financial statements of the Group with a functional currency of HK$, are translated into US$ presentation currency using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Translation adjustments resulting from this process are included in accumulated foreign currency translation adjustments under other comprehensive income (loss).

Earnings Per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2024 and September 30, 2025, there were no dilutive shares.

Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Significant Risks

Currency Risk

The Group’s operating activities are transacted in Hong Kong. Foreign exchange risk arises on financial instruments that are denominated in a foreign currency, i.e. in a currency other than the functional currency in which they are measured. The Group considers the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.

Concentration and Credit Risk

The Group is a retailer whereby customers’ payments are collected before goods are delivered. Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Group deposits its cash with financial institutions located in Hong Kong. As of September 30, 2024, and September 30, 2025, HK$16,037,938 (approximately US$2,064,138) and HK34,446,270 (approximately US$4,425,901) were deposited with financial institutions located in Hong Kong. The Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount of HK$800,000 (approximately US$102,790). Otherwise, these balances are not covered by insurance. The Group believes that no significant credit risk exists as these financial institutions have high credit quality and the Group has not incurred any losses related to such deposits.

For the years ended September 30, 2024 and September 30, 2025, all of the Group’s assets were in Hong Kong and all of the Group’s revenue were derived from Hong Kong.

The Group’s business model in retail selling is characterized by a diversified customer base without any single predominant client. This distribution of sales across numerous customers helps to mitigate dependency on any one particular buyer, reducing the risk associated with relying heavily on a sole source of revenue.

Furthermore, the Group’s sales data reflects this diversified customer base. The sales generated from these top 10 customers collectively account for less than 2% of the Group’s total sales volume.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Group has not used any derivative financial instruments to manage the interest risk exposure.

Recent Accounting Pronouncements

The Group continually assesses new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Group’s financial reporting, the Group undertakes a study to determine the consequences of such change to its financial statements and ensures that there are proper controls in place to ascertain that the Group’s financial statements properly reflect the change.

In October 2023, FASB issued ASU No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments in the ASU are intended to amend certain disclosure and presentation requirements for a variety of topics within the ASC. These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, as announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. We are currently evaluating the effects of the standard on our consolidated financial statements and related disclosures.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures for the year ending March 31, 2026.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires, in the notes to the annual and interim financial statements, disaggregated information about certain income statement expense line items. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures.

Note 3. Inventories

	2024	2025	2025
	HK$	HK$	US$
Finished Goods	5,037,965	6,691,607	859,710
Inventory write-down	-	(358,432)	(45,979)
Total Inventories	5,037,965	6,333,175	813,731

Note 4. Other Current Assets

Other current assets consisted of the following at September 30:

	2024	2025	2025
	HK$	HK$	US$

Rental deposits	1,948,820	2,137,499	274,641
Other deposits	320,600	528,410	67,894
Prepayment	1,459,205	2,894,114	371,856
Total other current assets	3,728,625	5,560,023	714,391

Note 5. Plant and Equipment, net

	2024	2025	2025
	HK$	HK$	US$
Office furniture and equipment	2,590,799	2,885,799	370,788
Motor vehicles	3,803,655	3,714,960	477,324
Leasehold improvements	5,172,100	5,761,720	740,307
Subtotal	11,566,554	12,362,479	1,588,419
Less: accumulated depreciation	(7,823,221)	(8,345,903)	(1,072,341)
Total	3,743,333	4,016,576	516,078

Depreciation expenses of plant and equipment totaled HK$2,254,429 (approximately US$288,513) and HK$2,144,576 (approximately US$275,097) for the years ended September 30, 2024 and September 30, 2025, respectively.

In the year ended September 30, 2025, the Group sold one motor vehicle, resulted a gain of HK$700,000 (approximately US$89,793) from the disposal of this asset. In the year ended September 30, 2024, the Group sold two motor vehicles, resulted gains of HK$114,672 (approximately US$14,676) from the disposals of these assets.

Note 6. Finance Lease Liabilities

The finance leases of the group were mainly for motor vehicles.

Supplemental balance sheet information related to finance lease was as follows:

	As of	As of	As of
	Sep 30, 2024	Sep 30, 2025	Sep 30, 2025
	HK$	HK$	US$
Current portion of finance lease liabilities	202,349	467,277	60,039
Non-current finance lease liabilities	504,770	1,245,823	160,072
	707,119	1,713,100	220,111

Expenses for finance lease for the years ended September 30, 2024 and September 30, 2025 were HK$51,127 (approximately US$6,543) and HK$81,207 (approximately US$10,417) respectively.

The weighted average remaining lease terms and discount rates for all finance leases were as follows:

	As of	As of
	Sep 30, 2024	Sep 30, 2025
Weighted average discount rate
Hitachi Capital (Hong Kong) Limited	4.010%	-
OCBC Bank (Hong Kong) Limited	3.250%	5.75%

The following table presents maturity of finance lease liabilities as of September 30, 2025:

As of Sep 30
HK$
Remaining finance lease term:
FY2026	549,084
FY2027	549,084
FY2028	368,985
FY2029	308,952
FY2030	115,857
Total payment	1,891,962
Less: imputed interest	(178,862)
Balance per balance sheet	1,713,100

Note 7. Operating Lease Liabilities

As of September 30, 2024, and September 30, 2025, the Group has operating leases with third parties recorded in its balance sheets for office and shop spaces that expire on various dates through August 2027. When determining the lease term, at lease commence date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The Group’s lease arrangements may contain both lease and non-lease components. The Group has separately accounted for lease and non-lease components based on their nature. Payments under the Group’s lease arrangement are fixed.

The following table shows ROU assets and operating lease liabilities, the Consolidated financial statement line items as of September 30:

	2024	2025	2025
	HK$	HK$	US$
Assets
Operating lease right-of-use assets, net	5,095,127	2,257,410	290,048

Liabilities
Operating lease liabilities, current	4,030,909	1,748,100	224,608
Operating lease liabilities, non-current	1,645,751	781,701	100,438
Total lease liabilities	5,676,660	2,529,801	325,046

Weighted average remaining lease term (in years)	2.93	0.89	0.89
Weighted average discount rate (%)	3.60%	3.60%	3.60%

Information relating to operating lease activities during the years ended September 30, 2025 and 2024 are as follows:

	2024	2025	2025
	HK$	HK$	US$
Operating lease right-of-use assets, obtained in exchange for operating lease liabilities	312,160	1,023,732	131,536

Operating lease expenses
Amortization of right-of-use assets	5,929,064	3,861,449	495,331
Interest of lease liabilities	313,065	144,066	18,480
Total operating lease expenses	6,242,129	4,005,515	513,811
Cash paid for operating leases	8,400,960	7,768,065	996,455

Maturities of lease liabilities were as follows:

	2025	2025
	HK$	US$
For the year ending September 30,
2026	2,060,210	264,710
2027	532,980	68,481
Total lease payments	2,593,190	333,191
Less: imputed interest	(63,389)	(8,145)
Total	2,529,801	325,046

Note 8. Bank borrowings

Components of bank borrowings are as follows as of September 30:

	Note	Interest rate	2024	2025	2025
			HK$	HK$	US$
Bank of China (Hong Kong) – Loan 1	(1)	3.625%	9,000,000	8,264,704	1,061,908
Bank of China (Hong Kong) – Loan 2	(2)	5.000%	3,267,161	478,121	61,432
Total			12,267,161	8,742,825	1,123,340

(1) On November 29, 2023, our Operating Subsidiary borrowed HK$9,000,000 (approximately US$1,158,328) as working capital for 120 months at an annual interest rate of 3.625% under the loan agreement with Bank of China (Hong Kong). The loan was secured by personal guarantees from the directors of Here We Seoul Limited and under the SME Financing Guarantee Scheme guaranteed by The HKMC Insurance Limited. The outstanding balance of the bank loan is classified as current liability as the bank has sole discretion to request a full redemption at any time.

(2) On November 29, 2022, our Operating Subsidiary borrowed HK$8,000,000 (approximately US$1,029,625) as working capital for 36 months at an annual interest rate of 5% under the loan agreement with Bank of China (Hong Kong). The loan was secured by personal guarantees from the directors of Here We Seoul Limited and under the SME Financing Guarantee Scheme guaranteed by The HKMC Insurance Limited. The outstanding balance of the bank loan is classified as current liability as the bank has sole discretion to request a full redemption at any time.

Interest expenses pertaining to the above bank borrowings for the years ended September 30, 2025 and September 30, 2024 amounted to HK$365,946 (approximately US$46,942) and HK$503,145 (approximately US$64,391), respectively.

As of the date of this report, a total of HK$3,524,336 (approximately US$452,087) of the bank borrowings as at September 30, 2025 has been repaid.

Note 9. Other non-current assets

Other non-current assets are as follows as of September 30:

	2024	2025	2025
	HK$	HK$	US$
Rental deposits	924,564	554,728	71,275
Other deposits	202,586	-	-
Total other non-current assets	1,127,150	554,728	71,275

The majority of other deposits consist of utility and building management fee deposits, refundable only when the Group leaves the property. Landlords will refund rental deposits if rental agreements expire without renewal. Rental agreements are scheduled to expire between October 2025 and August 2027.

Note 10. Other Payables

Components of other payables are as follows as of September 30:

	2024	2025	2025
	HK$	HK$	US$
Accruals for operating expenses	2,013,700	2,224,964	285,879
Salary payable	1,456,681	2,093,828	269,030
Total other payables	3,470,381	4,318,792	554,909

Subsequent to the reporting date, the majority of these accrued expenses have been settled, and management continues to monitor and manage working capital prudently.

Note 11. Contract liabilities

Contract liabilities are as follows as of September 30:.

	2024	2025	2025
	HK$	HK$	US$
Contract liabilities	-	2,565,655	329,654

Contract liabilities represent amounts received from customers prior to the transfer of control of goods or services. These balances arise primarily from sales where payment has been received or invoiced, but the goods have not yet been delivered to the customers as of the reporting date.

Revenue related to these contract liabilities is recognized when control of the goods passes to the customers, which generally occurs upon delivery or customer pickup.

All contract liabilities outstanding at the beginning of the year were recognized as revenue during the subsequent period when the performance obligations were satisfied.

Note 12. Income Taxes

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (US$256,974), and 16.5% on any part of assessable profits exceeding that threshold.

For the year ended September 30, 2025, the Group incurred a tax loss and, as such, no current income tax expense is recognized. Instead, deferred tax assets are recognised, arising from temporary differences and unused tax losses. For the year ended September 30, 2024, the Group generated taxable profits and was subject to income tax in Hong Kong.

The components of the income tax expense (credit) are as follows as of September 30:

	2024	2025	2025
	HK$	HK$	US$
Current
Hong Kong	1,808,658	-	-

Deferred
Hong Kong	(286,226)	(3,266,625)	(419,029)
Provision for income taxes	1,522,432	(3,266,625)	(419,029)

The Company measures deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the corresponding tax bases of assets and liabilities, using the applicable tax rates.

Components of the Group’s deferred tax asset and liability are as follows as of September 30:

	2024	2025	2025
Deferred tax assets:	HK$	HK$	US$
Depreciation and amortization	450,409	398,147	51,157
Tax losses	-	3,318,887	426,434
Total deferred tax assets	450,409	3,717,034	477,591
Less: valuation allowance	-	-	-
Deferred tax assets, net of valuation allowance	450,409	3,717,034	477,591
Deferred tax assets, net	450,409	3,717,034	477,591

As of September 30, 2024, the Group have income taxes payable for HK$2,296,963 (approximately US$295,627). As of September 30, 2025, the Group have income taxes recoverable for HK$1,892,807 (approximately US$243,201).

The following table reconciles Hong Kong statutory rates to the Group’s effective tax:

	For the years ended September 30,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Profit (loss) before income taxes	12,059,746	10,418,727	(24,375,553)	(3,126,795)
Tax at the statutory rate at 16.5%	16.50%	16.50%	16.50%	16.50%
Income taxes computed at Hong Kong Profits Tax rate	1,989,858	1,719,090	(4,021,966)	(515,921)
Reconciling items:
Tax effect of profit (loss) from entity not subject to income tax	-	-	728,548	93,455
Tax effect of income that is not taxable*	(20,532)	(31,658)	(7,423)	(952)
Effect of two-tier tax rate	(165,000)	(165,000)	-
Others	-	-	34,216	4,389
Income tax expense (benefit)	1,804,326	1,522,432	(3,266,625)	(419,029)

*	Income that is not taxable mainly consisted of the interest income and the government subsidies which are non-taxable under Hong Kong income tax law.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024, and September 30, 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income taxes for the years ended September 30, 2024 and September 30, 2025. The Group also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from September 30, 2025.

Note 13. Shareholders’ Equity

Ordinary shares

On October 25, 2024, the Company issued and allotted 10,000,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares at a consideration of US$0.0001 per share.

On November 28, 2024, the Company issued and allotted 6,666,660 Class A Ordinary Shares at a consideration of US$0.0001 per share.

On December 3, 2024, the Company issued and allotted 1,333,340 Class A Ordinary Shares at a consideration of US$0.0001 per share. Consequently, there were 18,000,000 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares in aggregate. The share and per share are presented on a retroactive basis.

The Company’s Registration Statement on Form F-1 (File No. 333-284998) was originally filed with the U.S. Securities and Exchange Commission (“SEC”) on February 14, 2025, and was declared effective on May 29, 2025. On the same date, the Company entered into an underwriting agreement with Cathay Securities, Inc. in connection with its initial public offering (IPO).

On June 2, 2025, the Company completed its IPO of 1,750,000 Class A Ordinary Shares at a price of US$4.00 per share, generating gross proceeds of US$7.0 million, before deducting underwriting discounts and estimated offering expenses.

On June 2, 2025, the underwriter partially exercised its over-allotment option, purchasing an additional 172,500 Class A Ordinary Shares. On June 13, 2025, the underwriter exercised the remaining portion of the over-allotment option, acquiring a further 90,000 Class A Ordinary Shares at the public offering price of US$4.00 per share.

Upon completion of the IPO and the full exercise of the over-allotment option, the Company had 20,012,500 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares issued and outstanding, and the Class A Ordinary Shares commenced trading on the Nasdaq Capital Market under the ticker symbol “PTNM.”

The Company’s subsidiary, Here We Seoul Limited, was incorporated under the laws of Hong Kong on December 9, 2013, with an issued and fully paid share capital of 100 ordinary shares of HK$1.00 each.

Note 14. Dividend

During the year ended September 30, 2024, the board of directors of the subsidiary resolved to declare a dividend totaling HK$7,327,215 (US$936,158) to its shareholders. During the year ended September 30, 2025, the board of directors resolved not to declare any dividend.

Note 15. Commitments and Contingencies

Lease Commitments

As of September 30, 2025, the Group has no short-term lease commitments or leases that have not yet commenced but would create significant rights and obligations not already recognized in the right-of-use assets and lease liabilities.

The table below summarizes the Group’s non-cancellable operating lease commitments as of September 30, 2025:

Operating Lease Commitment
HK$
Within 1 year	81,000
2- 5years	-
Total	81,000

Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its financial position, cash flows or results of operations on an individual basis or in the aggregate. As of September 30, 2024, and September 30, 2025, the Group is not a party to any legal or administrative proceedings.

Note 16. Subsequent Event

The Group evaluated all events and transactions that occurred after September 30, 2025 through the date the Group issued these Consolidated financial statements, January 30, 2026, for potential disclosure or recognition, as appropriate.

No subsequent events were identified that require adjustment to, or disclosure in, the accompanying Consolidated financial statements.

